UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Dated: December 14, 2021

Commission File No. 001-33311

NAVIOS MARITIME HOLDINGS INC.

Strathvale House, 90 N Church Street,

P.O. Box 309, Grand Cayman,

KY1-1104 Cayman Islands

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):

Yes  ☐             No  ☒

The information contained in this Report on Form 6-K (this “Report”) is incorporated by reference into the Registration Statements on Form S-8, File No. 333-147186, 333-202141 and 333-222002, and the related prospectuses.

Operating and Financial Review and Prospects

The following is a discussion of the financial condition and results of operations of Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) for the three and nine month periods ended September 30, 2021 and 2020. Navios Holdings’ financial statements have been prepared in accordance with Generally Accepted Accounting Principles in the United States of America (“U.S. GAAP”). You should read this section together with the consolidated financial statements and the accompanying notes included in Navios Holdings’ Annual Report on Form 20-F for the year ended December 31, 2020 filed with the Securities and Exchange Commission (“SEC”) and the unaudited interim condensed consolidated financial statements and the accompanying notes included elsewhere in this Report.

This Report contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. All statements herein other than statements of historical fact, including statements regarding business and industry prospects or future results of operations or financial position, should be considered forward-looking. These forward looking statements are based on Navios Holdings’ current expectations and observations. Factors that could cause actual results to differ materially include, but are not limited to risks relating to: expected effects of the NNA Merger (as defined herein), our ability to refinance our indebtedness including our 2022 Notes (as defined herein) and 2022 Senior Secured Notes (as defined herein); global and regional economic and political conditions including the impact of the COVID-19 pandemic and efforts throughout the world to contain its spread, including effects on global economic activity; demand for seaborne transportation of the products we ship; the ability and willingness of charterers to fulfill their obligations to us; prevailing charter rates; shipyards performing scrubber installations, drydocking and repairs; changing vessel crews; availability of financing; potential disruption of shipping routes due to accidents, diseases, pandemics, political events, piracy or acts by terrorists, uncertainty relating to global trade, including prices of seaborne commodities and continuing issues related to seaborne volume and ton miles; our continued ability to charter-out and maximize the use of our vessels; expected demand in the dry cargo shipping sector in general and the demand for our Panamax, Capesize, Ultra Handymax and Handysize vessels in particular; the aging of our fleet and resultant increases in operations costs; the loss of any customer or charter or vessel; the financial condition of our customers; increases in costs and expenses, including but not limited to: crew wages, insurance, provisions, port expenses, lube oil, bunkers, repairs, maintenance, and general and administrative expenses; the expected cost of, and our ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by our charterers applicable to our business, general domestic and international political conditions; competitive factors in the market in which Navios Holdings operates; the value of our publicly traded subsidiaries and risks associated with operations outside the United States. Other factors that could cause our actual results to differ from our current expectations and observations include, but are not limited to, those discussed under Part I, Item 3D — Risk Factors in Navios Holdings’ Annual Report on Form 20-F for the year ended December 31, 2020. All forward-looking statements made in this Report speak only as of the date of this document. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Recent Developments

NSM Loans

In December 2021, Navios Holdings entered into amended and restated loan agreements with N Shipmanagement Acquisition Corp. and related Companies (“NSM”) for an aggregate principal amount of $262.6 million.

NSM Loan I: In December 2021, Navios Holdings entered into an amended and restated loan agreement to the existing loan with NSM (as defined herein) dated August 29, 2019 whereby NSM made available to the Company a secured term loan of up to $127.6 million (the “NSM Loan I”), in two tranches: (i) the first tranche of $48.6 million represents borrowings already made available and (ii) the second tranche of $79.1 million represents new borrowings to be made available in exchange of the release by NSM of certain existing collateral.The NSM Loan I is repayable in quarterly installments of $5.0 million with the first installment falling due in the third quarter of 2023. The NSM Loan I has a four-year term and bears interest at a rate of (i) 18% per annum until the 2022 Senior Secured Notes are repaid and 16.5% per annum thereafter when paid in the form of Convertible Debenture for the first 18 months (“PIK Interest”) and (ii) 13.5% per annum when paid in the form of cash. The NSM Loan I will be paid in PIK Interest for the first 18 months, due also in optional prepayment during that period and thereafter in either cash or PIK Interest at the election of the Borrower.

NSM Loan II: In December 2021, Navios Holdings entered into an amended and restated loan agreement to the existing $115.0 million NSM loan dated June 29, 2021 whereby NSM made available to the Company a secured term loan of up to $135.0 million (the “NSM Loan II”) in two tranches (i) the first tranche of $64.1 million represents outstanding borrowings already made available and (ii) the second tranche of $70.9 million represents new borrowings to be made available, in exchange of the release by NSM of certain existing collateral. The NSM Loan II is repayable in quarterly installments of $5.0 million with the first installment falling due in the third quarter of 2023. The NSM Loan II has a four year term and bears interest at a rate of (i) 18% per annum until the 2022 Senior Secured Notes are repaid and 16.5% per annum thereafter when paid in PIK Interest and (ii) 13.5% per annum when paid in the form of cash. The NSM Loan II will be paid in PIK Interest for the first 18 months, due also in optional prepayment during that period and thereafter in either cash or PIK Interest at the election of the Borrower.

NSM will receive an upfront fee in respect of the NSM Loan I and the NSM Loan II of $24.0 million in the form of a Convertible Debenture. The agreements also provide for prepayment premiums ranging from 5%-10% during the first 36 months of the term which is payable in the form of Convertible Debenture.

Convertible Debenture: In December 2021, Navios Holdings entered into a convertible debenture with NSM covering certain payments under the NSM Loan I and II including the upfront fee of $24.0 million, the accrued interest, and the prepayment fees (“Convertible Debenture”). The lender has the option to convert any portion of the outstanding balance under the Convertible Debenture into shares of common stock of Navios Holdings under an agreed mechanism. The Convertible Debenture has a term of five years and bears interest of 4% PIK payable at maturity, if not earlier converted.

Other Financing Agreements

In December 2021, Navios Holdings entered into two commercial bank facilities and four sale and leaseback agreements for an aggregate principal amount of $287.0 million.

HCOB Loan: In connection with the refinancing of the 2022 Notes, in December 2021, Navios Holdings entered into a loan agreement with Hamburg Commercial Bank AG (“HCOB”) for an amount of up to $105.0 million, for the financing of seven drybulk vessels. The loan bears interest at a rate of LIBOR plus margin ranging from 3.25% per annum to 4.50% per annum. The loan is repayable in eight quarterly installments of $4.5 million, beginning three months from the date of the initial drawdown, with a final balloon payment of $69.0 million on the last repayment date.

CACIB/BNPP Loan: In connection with the refinancing of the 2022 Notes, in December 2021, Navios Holdings entered into a loan agreement with Credit Agricole CIB (“CACIB”) and BNP Paribas (“BNPP”) for an amount of up to $105.0 million, for the financing of seven drybulk vessels. The loan bears interest at a rate of LIBOR plus margin ranging from 2.85% per annum to 3.75% per annum. The loan is repayable in four quarterly installments of $6.5 million, beginning three months from the date of the initial drawdown, followed by eight consecutive quarterly installments of $4.8 million with a final balloon payment of $41.0 million on the last repayment date.

Sale & Leaseback Agreements: In December 2021, Navios Holdings entered into four sale and leaseback agreements of $77.0 million in total, with unrelated third parties, in order to finance four dry bulk vessels. The agreements have an average term of seven years and a weighted average effective interest rate of 5.3%, with a repurchase obligation when declared of up to $12.9 million in total.

These facilities and sale and leaseback agreements are expected to close by the first half of January 2022.

2022 Senior Secured Notes

On October 1, 2021, the Company issued a notice of redemption with respect to an aggregate principal amount of $10.0 million of its 2022 Senior Secured Notes at a redemption price equal to 100.00% of the aggregate principal amount thereof, plus accrued and unpaid interest to, but excluding, the redemption date of October 11, 2021 (the “Fourth Redemption”).

After the Fourth Redemption, $155.0 million in aggregate principal amount of the 2022 Senior Secured Notes remain outstanding which mature in August 2022.

Navios Partners/ NNA Merger

On October 15, 2021, Navios Partners completed its merger (the “NNA Merger”) with Navios Acquisition. As a result of the NNA Merger, Navios Acquisition became a wholly-owned subsidiary of Navios Partners. Each outstanding common unit of Navios Acquisition that was held by a unitholder other than Navios Partners, Navios Acquisition and their respective subsidiaries was converted into the right to receive 0.1275 of a common unit of Navios Partners. As a result of the NNA Merger, 3,388,226 common units of Navios Partners were issued to former public unitholders of Navios Acquisition.

After the completion of the NNA Merger, Navios Holdings has a 10.3% ownership interest in Navios Partners.

Overview

General

Navios Holdings is a global seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities, including iron ore, coal and grain. In August 2019, the Company entered into five-year service agreements with Navios Shipmanagement Inc., a subsidiary of N Shipmanagement Acquisition Corp. (together with its subsidiaries, “NSM” or the “Manager”) under which NSM provides technical and commercial management services. See also “Related Party Transactions”.

Navios South American Logistics Inc.

Navios South American Logistics Inc. (“Navios Logistics”), a consolidated subsidiary of the Company, was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. Navios Logistics believes it is one of the largest logistics companies in the Hidrovia region river system, the main navigable river system in the region, and in the cabotage trades along the south-eastern coast of South America. Navios Logistics serves its customers in the Hidrovia region through its three existing port storage and transfer facilities (the “Port Terminal Business”), its grain terminal, which supports agricultural and forest-related exports located in Uruguay (“Grain Terminal”), its iron ore terminal, which supports mineral related exports both located in Uruguay (“Iron Ore Terminal”) and its liquid port terminal, with tank storage for refined petroleum products in San Antonio, Paraguay (“Liquid Port Terminal”). Navios Logistics complements its Port Terminal Business with a diverse fleet of 329 barges and 30 pushboats that operate in its barge business (the “Barge Business”) and eight vessels, including six tankers, one bunker vessel and one river and estuary product tanker, which operate in its cabotage business (the “Cabotage Business”). Navios Logistics provides transportation for dry cargo (cereals, cotton pellets, soybeans, wheat, limestone (clinker), mineral iron, and rolling stones) and liquid cargo (hydrocarbons such as crude oil, gas oil, naphtha, fuel oil and vegetable oils) and liquefied cargo (liquefied petroleum gas or “LPG”). As of September 30, 2021, Navios Holdings owned 63.8% of Navios Logistics.

Affiliate Companies (Not Consolidated under Navios Holdings)

Navios Partners (NYSE: NMM) is an international owner and operator of dry and liquid cargo vessels and is engaged in the seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer, containers, crude oil, refined petroleum products and bulk liquid chemicals, chartering its vessels under short, medium and longer-term charters. As of September 30, 2021, Navios Holdings had a 9.4% ownership interest in Navios Partners. Incentive distribution rights are held by a consolidated subsidiary of Navios Holdings.

Navios Acquisition is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. As of September 30, 2021, Navios Holdings’ had a 6.9% ownership interest in Navios Acquisition. Following the NNA Merger which was completed on October 15, 2021, Navios Acquisition common shares were no longer listed for trading on NYSE. After the completion of the NNA Merger, Navios Holdings has a 10.3% ownership interest in Navios Partners. Please refer to Note 14 included elsewhere in this Report.

Navios Containers was an international owner and operator of containerships. As of December 31, 2020, Navios Holdings held a 3.9% ownership in Navios Containers. Following the NMCI Merger, as of September 30, 2021, Navios Holdings had no equity investment in Navios Containers due to the NMCI Merger.

Navios Europe II was engaged in the marine transportation industry through the ownership of seven dry bulk and seven containership vessels. Navios Holdings, Navios Acquisition and Navios Partners had voting interests of 50%, 50% and 0%, respectively, and 47.5%, 47.5% and 5% economic interests, respectively, in Navios Europe II. The structure was liquidated in June 2020 (see also Note 14 included elsewhere in this Report).

Fleet

The following is the current Navios Holdings’ “core fleet” employment profile (excluding Navios Logistics). The current “core fleet” consists of 36 vessels totaling 3.9 million deadweight tons and has an average age of 8.9 years. The employment profile of the fleet as of December 10, 2021, is reflected in the tables below. Navios Holdings has currently chartered-out 100.0% of available days for the remaining three months of 2021. 88.4% of these available days are chartered-out on fixed rate and 11.6% are chartered-out on index. Although the rates as presented below are based on contractual charter rates, any contract is subject to performance by the counterparties and us.

Owned Fleet. Navios Holdings owns a fleet comprised of 12 Panamax vessels (which includes five vessels under bareboat contracts), ten Capesize vessels and three Ultra Handymax vessels.

Vessels	Type	Built	DWT	Charter- out Rate(1)	Profit Share	Expiration Date(2)
Navios Ulysses	Ultra Handymax	2007	55,728	28,500	No	09/2022
Navios Celestial	Ultra Handymax	2009	58,063	9,548	No	03/2022
Navios Vega	Ultra Handymax	2009	58,792	—	100% of average Baltic Supramax 58 10 TC Index Routes	02/2023
Navios Taurus	Panamax	2005	76,596	25,840	No	07/2022
Navios Asteriks	Panamax	2005	76,801	—	100% of average Baltic Panamax Index 4TC Routes	02/2022
N Amalthia	Panamax	2006	75,318	9,625 — —	No 100% of average Baltic Panamax Index 4TC Routes 92% of average Baltic Panamax Index 82 Routes	12/2021 01/2022 12/2022
Navios Galileo	Panamax	2006	76,596	9,721 —	No 100% of average Baltic Panamax Index 4TC Routes	12/2021 02/2022
N Bonanza	Panamax	2006	76,596	—	100% of average Baltic Panamax Index 4TC Routes	12/2022
Rainbow N	Panamax	2011	79,642	20,900	No	02/2022
Jupiter N	Panamax	2011	93,062	—	108.0% of average Baltic Panamax Index 4TC Routes	09/2022
Navios Stellar	Capesize	2009	169,001	—	95.75% of average Baltic Capesize 5TC Index Routes	02/2023
Navios Happiness	Capesize	2009	180,022	—	100.5% of average Baltic Capesize 5TC Index Routes	09/2022

Vessels	Type	Built	DWT	Charter- out Rate(1)	Profit Share	Expiration Date(2)
Navios Phoenix	Capesize	2009	180,242	—	109.75% of average Baltic Capesize 5TC Index Routes plus $2,000/day	01/2023
Navios Lumen	Capesize	2009	180,661	—	105.0% of average Baltic Capesize 5TC Index Routes	12/2022
Navios Antares	Capesize	2010	169,059	—	95.75% of average Baltic Capesize 5TC Index Routes	02/2023
Navios Etoile	Capesize	2010	179,234	—	100.0% of average Baltic Capesize 5TC Index Routes	03/2023
Navios Bonheur	Capesize	2010	179,259	—	100.5% of average Baltic Capesize 5TC Index Routes	11/2022
Navios Altamira	Capesize	2011	179,165	—	100.25% of average Baltic Capesize 5TC Index Routes	02/2023
Navios Canary	Capesize	2015	180,528	—	119% of average Baltic Capesize 5TC Index Routes	12/2022
Navios Corali	Capesize	2015	181,249	—	100% of average Baltic Capesize 4TC Index Routes + $4,370/day	11/2022

Long-term Bareboat-in Fleet in Operation

Vessels	Type	Built	DWT	Charter- out Rate (1)	Purchase Option	Index	Expiration Date (2)
Navios Herakles I	Panamax	2019	82,036	30,638	Yes	No	07/2022
Navios Uranus	Panamax	2019	81,516	30,875	Yes	No	08/2022
Navios Galaxy II	Panamax	2020	81,789	11,994	Yes	No	12/2021
				32,894		No	03/2022
				—		125.0% of average Baltic Panamax Index 4TC Routes	01/2023
Navios Felicity I	Panamax	2020	81,946	31,825	Yes	No	11/2022
Navios Magellan II	Panamax	2020	82,037	44,173	Yes	No	12/2021
				36,512		No	03/2022
				—		124.375% of average Baltic Panamax Index 4TC Routes	01/2023

Long-Term Fleet. In addition to the 25 owned vessels, Navios Holdings controls a fleet of seven Panamax, two Capesize, one Ultra Handymax, and one Handysize vessels under long-term charter-in contracts, having an average age of approximately 5.9 years. The average daily charter-in rate for the active long-term charter-in vessels for the remaining three months of 2021 is $16,833. We estimate the days of the long-term charter-in vessels for the remaining three months of 2021 are 1,082 days.

Long-term Charter-in Vessels

Vessels	Type	Built	DWT	Purchase Option(3)		Charter-out Rate(1)		Expiration Date(2)
Navios Lyra	Handysize	2012	34,718	Yes	(4)	23,275		10/2022
Navios Venus	Ultra Handymax	2015	61,339	Yes		30,400		08/2022
Navios Amber	Panamax	2015	80,994	Yes		38,238		12/2021
						27,968		03/2022
						28,624		06/2022
						—	(5)	01/2023
Navios Sky	Panamax	2015	82,056	Yes		38,844		12/2021
						27,930		03/2022
						—	(6)	05/2022
Navios Coral	Panamax	2016	84,904	Yes		40,541		12/2021
						—	(7)	11/2022
Navios Citrine	Panamax	2017	81,626	Yes		—	(8)	12/2021
						28,685		03/2022
						—	(8)	02/2023
Navios Dolphin	Panamax	2017	81,630	Yes		—	(8)	12/2021
						36,161		03/2022
						—	(8)	12/2022
Navios Gemini	Panamax	2018	81,704	No	(12)	12,255		04/2022
Navios Horizon I	Panamax	2019	81,692	No	(12)	—	(9)	12/2021
						23,158		03/2022
						—	(9)	10/2023
Navios Felix	Capesize	2016	181,221	Yes		—	(10)	01/2024
Navios Obeliks	Capesize	2012	181,415	Yes		—	(11)	05/2022

(1)	Daily rate net of commissions.
(2)	Expected redelivery basis midpoint of full redelivery period or company’s best estimate.
(3)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(4)	Navios Holdings holds the initial 50% purchase option on the vessel.
(5)	115% of average Baltic Panamax 4TC Index Routes.
(6)	105% of average Baltic Panamax 82 Index Routes.
(7)	108% of average Baltic Panamax 82 Index Routes.
(8)	122% of average Baltic Panamax 4TC Index Routes.
(9)	108.5% of average Baltic Kamsarmax Index Routes.
(10)	100% of average Baltic Capesize 5TC Index Routes + $4,085/day.
(11)	104.5% of average Baltic Capesize 5TC Index Routes.
(12)	Navios Holdings has the right of first refusal and profit sharing on sale of vessel.

Many of Navios Holdings’ current long-term charter-in vessels are chartered from ship owners with whom Navios Holdings has long-standing relationships. Navios Holdings pays these ship owners daily rates of hire for such vessels, and then charters out these vessels to other parties, who pay Navios Holdings a daily rate of hire. Navios Holdings also enters into COAs pursuant to which Navios Holdings has agreed to carry cargoes, typically for industrial customers, who export or import dry bulk cargoes. Further, Navios Holdings enters into spot market voyage contracts, where Navios Holdings is paid a rate per ton to carry a specified cargo from point A to point B.

Navios Logistics’ Fleet

The following is the current core fleet of Navios Logistics as presented in Navios Logistics’ 6-K for the period ended September 30, 2021 filed with SEC:

Pushboats/ Barges/ Inland Oil Tankers Fleet	Number of Vessels	Capacity/BHP	Description
Pushboat Fleet	30	107,920 BHP	Various Sizes and Horsepower
Dry Barges	268	474,050 DWT	Dry Cargo
Tank Barges	58	178,948 m3	Liquid Cargo
LPG Barges	3	4,752 m3	LPG

Total	359

Product Tanker Fleet	Year Built	DWT	Description
Estefania H	2008	12,000	Double-hulled Product Tanker
Malva H	2008	8,974	Double-hulled Product Tanker
Makenita H	2009	17,508	Double-hulled Product Tanker
Sara H	2009	9,000	Double-hulled Product Tanker
San San H	2010	16,871	Double-hulled Product Tanker
Ferni H	2010	16,871	Double-hulled Product Tanker
He Man H	2012	1,693	Double-hulled Bunker Vessel
Elena H	2018	4,999	Double-hulled Product Tanker

Total		87,916

Charter Policy and Industry Outlook

Navios Holdings’ policy has been to take a portfolio approach to managing operating risks. This policy may lead Navios Holdings to time charter-out many of the vessels that it is operating (i.e., vessels owned by Navios Holdings or which Navios Holdings has taken into its fleet under charters having a duration of more than 12 months) for long-term periods at fixed or floating rates to various shipping industry counterparties considered by Navios Holdings to have appropriate credit profiles. By doing this, Navios Holdings aims to lock in, subject to credit and operating risks, favorable forward revenue and cash flows, which it believes will cushion it against unfavorable market conditions, when the Company deems necessary. In addition, Navios Holdings may trade additional vessels taken in on shorter term charters of less than 12 months duration as well as voyage charters and COAs.

Generally, these charters, when available, may have the effect of generating Time Charter Equivalent (“TCE”) that are higher than spot employment. The average daily charter-in vessel cost for the Navios Holdings long-term charter-in fleet was $16,200 per day for the three month period ended September 30, 2021. The average long-term charter-in hire rate per vessel was included in the amount of long-term hire included elsewhere in this Report and was computed by (a) multiplying (i) the daily charter-in rate for each vessel by (ii) the number of days each vessel is in operation for the year; (b) summing those individual multiplications; and (c) dividing such total by the total number of charter-in vessel days for the year. Furthermore, Navios Holdings has the ability to increase its owned fleet through purchase options exercisable in the future at favorable prices relative to the then-current market. Navios Holdings holds 10 purchase options to acquire charter- in vessels, and five purchase options to acquire vessels under bareboat contracts.

Navios Holdings believes that a decrease in global commodity demand from its current level, and the delivery of dry bulk carrier new buildings into the world fleet, could have an adverse impact on future revenue and profitability. However, Navios Holdings believes that the operating cost advantage (through the fixed cost contracts provided by NSM) of its owned vessels will continue to help mitigate the impact of any declines in freight rates. A reduced freight rate environment also has an adverse impact on the value of Navios Holdings’ owned fleet. In reaction to a decline in freight rates, available ship financing can also be negatively impacted.

Navios Logistics believes that it owns and operates the largest independent bulk transfer and storage port terminal complex in Uruguay based on throughputs, its Dry Port Terminal, and one of the largest independent storage facilities for crude and petroleum products in Paraguay based on storage capacity, its Liquid Port Terminal. Navios Logistics also believes that it is also one of the largest owners and operators of a diverse and versatile fleet of dry and wet barges, pushboats and oil tankers in the Hidrovia Region. Navios Logistics’ port, barge and cabotage operations serve the needs of a diverse range of industries, including mineral and grain commodity providers as well as users of refined petroleum products. Navios Logistics has been able to combine its ports, barges, pushboats and tankers to offer an integrated logistics solution to its customers. Navios Logistics has customers that have used or use both its dry port and dry barge services such as Vale International S.A. (“Vale”), Vetorial Mineracao S.A. (“Vetorial”), Alicorp and other customers that use its liquid port and liquid barge or cabotage services such as Vitol and Petrosur. Navios Logistics believes that the scale and breadth of its integrated service offerings, together with the strategic location and unique capabilities of its infrastructure assets position it well to capitalize on the continued growth expected in iron ore, grain and liquid trade flows within and from the Hidrovia Region. Navios Holdings believes that the continuing development of these businesses will foster throughput growth and therefore increase revenues at Navios Logistics. Should this development be delayed, grain harvests be reduced, or the market experience an overall decrease in the demand for grain or iron ore, the operations in Navios Logistics could be adversely affected.

Factors Affecting Navios Holdings’ Results of Operations

Navios Holdings believes the principal factors that will affect its future results of operations are the economic, regulatory, political and governmental conditions that affect the shipping industry generally and that affect conditions in countries and markets in which its vessels engage in business. In addition, our business could be materially and adversely affected by the ongoing COVID-19 pandemic. Please read “Risk Factors” included in Navios Holdings’ Annual Report on Form 20-F for the year ended December 31, 2020 filed with the SEC for a discussion of certain risks inherent in its business.

Navios Holdings believes that important measures for analyzing trends in its results of operations include the following:

•

Market Exposure: Navios Holdings manages the size and composition of its fleet by seeking a mix between chartering and owning vessels in order to adjust to anticipated changes in market rates. Navios Holdings aims to achieve an appropriate balance between owned vessels and long-term charter-in vessels and currently controls approximately 3.9 million dwt in dry bulk tonnage. Navios Holdings’ options to extend the charter duration of vessels it has under long-term time charter (durations of over 12 months) and its purchase options on chartered vessels permit Navios Holdings to adjust the cost and the fleet size to correspond to market conditions.

•

Available days: Available days are the total number of days a vessel is controlled by a company less the aggregate number of days that the vessel is off-hire due to major repairs or repairs under guarantee, vessel upgrades, drydocking or special surveys and ballast days relating to voyages. The shipping industry uses available days to measure the number of days in a period during which vessels should be capable of generating revenues.

•	Operating days: Operating days are the number of available days in a period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances.

•

Fleet utilization: Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period.

•

TCE rates: TCE rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of contracts for the number of available days of the fleet.

•	Equivalent vessels: Equivalent vessels are defined as the available days of the fleet divided by the number of the calendar days in the period.

Voyage and Time Charter

Revenues are driven primarily by the number and type of vessels in the fleet, the number of days during which such vessels operate and the amount of daily charter hire rates that the vessels earn under charters, which, in turn, are affected by a number of factors, including:

•	the duration of the charters;

•	the level of spot market rates at the time of charters;

•	the level of period charter rates;

•	decisions relating to vessel acquisitions and disposals;

•	the amount of time spent positioning vessels;

•	the amount of time that vessels spend in drydock undergoing repairs and upgrades;

•	the age, condition and specifications of the vessels; and

•	the aggregate level of supply and demand in the dry bulk shipping industry.

Time charters are available for varying periods, ranging from a single trip (spot charter) to a long-term period which may be many years. Under a time charter, owners assume no risk for finding business and obtaining and paying for fuel or other expenses related to the voyage, such as port entry fees. In general, a long-term time charter assures the vessel owner of a consistent stream of revenue. Operating the vessel in the spot market affords the owner greater spot market opportunity, which may result in high rates when vessels are in high demand or low rates when vessel availability exceeds demand. Vessel charter rates are affected by world economics, international events, weather conditions, labor strikes, governmental policies, supply and demand, and many other factors that might be beyond the control of management.

Consistent with industry practice, Navios Holdings uses TCE rates as a method of analyzing fluctuations between financial periods and as a method of equating revenue generated from a voyage charter to time charter revenue.

TCE rate also serves as an industry standard for measuring revenue and comparing results between geographical regions and among competitors.

The cost to maintain and operate a vessel increases with the age of the vessel. Older vessels are less fuel efficient, cost more to insure and require upgrades from time to time to comply with new regulations. The average age of Navios Holdings’ owned fleet is currently 8.9 years. As Navios Holdings’ fleet ages or if Navios Holdings expands its fleet by acquiring previously owned and older vessels, the cost per vessel would be expected to rise and, assuming all else, including rates, remains constant, vessel profitability would be expected to decrease.

Statement of Operations Breakdown by Segment

Navios Holdings reports financial information and evaluates its operations by charter revenues and not by vessel type, length of ship employment, customers or type of charter. Navios Holdings does not use discrete financial information to evaluate the operating results for each such type of charter. Although revenue can be identified for each type of charter, management does not identify expenses, profitability or other financial information on a charter-by-charter or type of charter basis. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Company currently has two reportable segments: the Dry Bulk Vessel Operations and the Logistics Business. The Dry Bulk Vessel Operations segment consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels and freight. The Logistics Business segment consists of port terminal business, barge business and cabotage business. Navios Holdings measures segment performance based on net income attributable to Navios Holdings’ common stockholders.

For further segment information, please see Note 12 to the unaudited interim condensed consolidated financial statements included elsewhere in this Report.

Period over Period Comparisons

For the Three Month Period Ended September 30, 2021 Compared to the Three Month Period Ended September 30, 2020

The following table presents consolidated revenue and expense information for the three month periods ended September 30, 2021 and 2020, respectively. This information was derived from the unaudited interim condensed consolidated statement of comprehensive income/(loss) of Navios Holdings for the respective periods.

(in thousands of U.S. dollars)	Three Month Period Ended September 30, 2021 (unaudited)	Three Month Period Ended September 30 2020 (unaudited)
Revenue	$168,449	$126,155
Time charter, voyage and logistics business expenses	(41,551)	(39,376)
Direct vessel expenses	(28,571)	(28,093)
General and administrative expenses	(6,859)	(7,646)
Depreciation and amortization	(14,539)	(17,753)
Interest expense and finance cost, net	(35,089)	(36,859)
Impairment loss/loss on sale of vessels, net	—	(7,683)
Loss on bond and debt extinguishment	(822)	(4,157)
Other (expense)/income, net	(2,181)	2,382

Income/ (loss) before equity in net earnings of affiliate companies	$38,837	$(13,030)
Equity in net earnings of affiliate companies	14,329	4,390

Income/ (loss) before taxes	$53,166	$(8,640)
Income tax expense	(3,696)	(453)

Net income/(loss)	$49,470	$(9,093)
Less: Net loss/(income) attributable to the noncontrolling interest	10,338	(967)

Net income/(loss) attributable to Navios Holdings common stockholders	$59,808	$(10,060)

Set forth below are selected historical and statistical data for the Dry Bulk Vessel Operations segment for each of the three month periods ended September 30, 2021 and 2020, respectively, that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Three Month Period Ended September 30,
	2021	2020
	(unaudited)	(unaudited)
FLEET DATA
Available days	3,377	4,651
Operating days	3,316	4,567
Fleet utilization	98.2%	98.2%
Equivalent vessels	37	51
AVERAGE DAILY RESULTS
Time Charter Equivalents	$30,146	$14,056

During the three month period ended September 30, 2021, there were 1,274 fewer available days as compared to the same period during 2020 due to (i) a decrease in available days of owned and bareboat-in vessels by 912 days following the sale of seven and four of the Company’s vessels in 2021 and 2020, respectively; and (ii) a decrease in charter-in vessels’ available days by 362 days due to the redelivery to owners of three charter-in vessels in 2021 and the acquisition of one charter-in vessel which was then sold to a related party.

The average TCE rate for the three month period ended September 30, 2021 was $30,146 per day, which was 114.5% or $16,090 per day higher than the rate achieved in the same period during 2020. This was primarily due to the improvement in the time charter and freight market during the three month period ended September 30, 2021.

Revenue: Revenue from Dry Bulk Vessel Operations for the three month period ended September 30, 2021 increased by $37.5 million, or 55.7%, to $104.9 million, as compared to $67.4 million for the same period during 2020. The increase in dry bulk revenue was mainly attributable to the improvement in time charter and freight market during three month period ended September 30, 2021.

Revenue from the Logistics Business was $63.5 million for the three month period ended September 30, 2021, as compared to $58.8 million for the same period in 2020. The increase was mainly attributable to (i) a $3.3 million increase in revenue from the barge business mainly due to a $2.9 million increase in CoA/voyage revenues related to higher liquid cargo moved and by a $0.3 million increase in time charter revenues mainly due to an increase in time charter days; (ii) a $2.5 million increase in revenue from the port terminal business mainly due to revenues from minimum guarantee contracts in the grain port terminal; and (iii) a $0.8 million increase in sales of products due to the increase in the Paraguayan liquid port’s price of products sold. The overall increase was partially mitigated by a $1.8 million decrease in revenue from the cabotage business mainly due to fewer operating days.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses increased by $2.2 million, or 5.5%, to $41.6 million for the three month period ended September 30, 2021, as compared to $39.4 million for the three month period ended September 30, 2021.

The time charter and voyage expenses from Dry Bulk Vessel Operations decreased by $2.3 million, or 10.1%, to $20.8 million for the three month period ended September 30, 2021, as compared to $23.2 million for the three month period ended September 30, 2020. This decrease was mainly attributable to (i) a $3.2 million decrease in charter-in expenses due to the redelivery to owners of three charter-in vessels in 2021 and the acquisition of one charter-in vessel; partially mitigated by (i) a $0.5 million increase in port and other voyage expenses; and (ii) a $0.4 million increase in fuel expenses.

Of the total expenses for the three month periods ended September 30, 2021 and 2020, $20.7 million and $16.2 million, respectively, related to Navios Logistics. The increase of $4.5 million in time charter, voyage and Logistics Business expenses related to Navios Logistics was mainly due to (i) a $2.7 million increase in time charter and voyage expenses of the barge business mainly due to more spot voyages performed for liquid cargo; (ii) a $1.2 million increase in cost of products sold mainly attributable to the increase in the Paraguayan liquid port terminal’s volumes of products sold; (iii) a $0.5 million increase in the time charter and voyage expenses of the cabotage business; and (iv) a $0.1 million increase in port terminal expenses.

Direct Vessel Expenses: Direct vessel expenses increased by $0.5 million, or 1.7%, to $28.6 million for the three month period ended September 30, 2021, as compared to $28.1 million for the three month period ended September 30, 2020.

Direct vessel expenses from Dry Bulk Vessel Operations decreased by $1.8 million, or 13.2%, to $12.0 million for the three month period ended September 30, 2021, as compared to $13.9 million for the three month period ended September 30, 2020. This decrease was mainly attributable to (i) a $3.4 million decrease in vessel operating expenses (management fees) mainly due to decrease of the size of our fleet; and (ii) a $0.1 million decrease in drydocking and special survey amortization; partially mitigated by a $1.7 million increase in other expenses mainly related to Covid-19 measures, including crew related expenses.

Of the total amounts for the three month periods ended September 30, 2021 and 2020, $16.5 million and $14.2 million, respectively, were related to Navios Logistics. The increase of $2.3 million was mainly due to (i) a $1.5 million increase in direct vessel expenses of the barge business mainly attributable to the increased utilization of Navios Logistics convoys to service the demand of the COA/voyage market; and (ii) $0.8 million increase in direct vessel expenses of the cabotage business, mainly due to increased crew costs.

General and Administrative Expenses: General and administrative expenses of Navios Holdings are comprised of the following:

(in thousands of U.S. dollars)	Three Month Period Ended September 30, 2021 (unaudited)	Three Month Period Ended September 30, 2020 (unaudited)
Dry Bulk Vessel Operations	$3,247	$4,358
Logistics Business	3,612	3,288

General and administrative expenses	$6,859	$7,646

General and administrative expenses decreased by $0.8 million to $6.9 million for the three month period ended September 30, 2021, as compared to $7.6 million for the three month period ended September 30, 2020. The decrease was mainly attributable to a $1.1 million decrease in general and administrative expenses of Dry Bulk Vessel Operations mainly due to decrease of the size of our fleet; partially mitigated by a $0.3 million increase in general and administrative expenses related to Navios Logistics. For the three month periods ended September 30, 2021 and 2020 general and administrative expenses, under the Administrative Services Agreement, amounted to $1.9 million and $2.5 million, respectively.

Depreciation and Amortization: For the three month period ended September 30, 2021, depreciation and amortization decreased by $3.2 million to $14.5 million as compared to $17.8 million for the three month period ended September 30, 2020.

Depreciation expenses related to Dry Bulk Vessel Operations decreased by $4.1 million, or 41.8%, to $5.7 million for the three month period ended September 30, 2021, as compared to $9.8 million for the three month period ended September 30, 2020. This decrease was primarily due to (i) the sale of seven and four of the Company’s vessels in 2021 and 2020, respectively; and (ii) the impact of impairment loss recognized in the fourth quarter of 2020 for two of the Company’s vessels. Amortization expenses related to dry bulk operations remained stable at $0.7 million for each of the three month periods ended September 30, 2021 and 2020.

Of the total amount of depreciation and amortization expense for each of the three month periods ended September 30, 2021 and 2020, $8.1 million and $7.2 million, respectively, related to Navios Logistics. The increase of $0.9 million in depreciation and amortization related to Navios Logistics was mainly due to a $0.9 million increase in depreciation and amortization of the barge business mainly due to the delivery of each of the six liquid barges completed in the first quarter of 2021 and the three pushboats and 18 tank barges acquired in the first quarter of 2021 (the “Navios Logistics’ 2020 Fleet”). Depreciation and amortization in the port terminal business amounted to $2.1 million for the three month period ended September 30, 2021, unchanged compared to the same period in 2020. Depreciation and amortization in the cabotage business amounted to $0.9 million for the three month period ended September 30, 2021, unchanged compared to the same period in 2020.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net decreased by $1.8 million, or 4.8%, to $35.1 million for the three month period ended September 30, 2021, as compared to $36.9 million for the same period in 2020. This decrease was mainly due to $2.0 million decrease in interest expenses and finance cost, net, of the Dry Bulk Vessel Operations, mainly due to partial redemption of the 2022 Senior Secured Notes (as defined herein) and 2022 Notes (as defined herein); partially mitigated by a $0.2 million increase in interest expense and finance cost, net of the Logistics Business.

Impairment Loss/ Loss on Sale of Vessels, Net: No impairment loss was recognized during the three month period ended September 30, 2021. During the three month period ended September 30, 2020, the Company recognized an impairment loss/loss on sale of vessels of $10.7 million relating to the sale of Navios Gem, partially mitigated by a gain of $3.0 million relating to the sale of Navios Victory.

Loss on Bond and Debt Extinguishment: During the three month period ended September 30, 2021, the Company redeemed $140.0 million of the 2022 Senior Secured Notes at par, for which an amount of $1.7 million of deferred financing costs were written off. This loss was partially mitigated by the repurchase of $7.0 million at par value of the 2022 Notes for cash consideration of $6.1 million resulting in a gain on bond extinguishment of $0.9 million, net of deferred financing costs written-off. During the three month period ended September 30, 2020, no repurchase was effected. During the three month period ended September 30, 2020, Navios Logistics recognized a $4.2 million loss on bond and debt extinguishment relating to the accelerated amortization of unamortized deferred financing costs incurred due to the repayment in full of the 2022 Logistics Senior Notes and the Navios Logistics’ Term Loan B Facility.

Other (Expense)/Income, Net: Other expense, net increased by $4.6 million, to $2.2 million for the three month period ended September 30, 2021, as compared to $2.4 million other income, net for the same period in 2020. This increase was due to (i) a $3.1 million increase in other expense, net of the Logistics Business; and (ii) a $1.4 million increase in other expense, net of the Drybulk Business.

The increase in other expense, net of Dry Bulk Vessel Operations was mainly due to (i) a $1.5 million increase in miscellaneous voyage expenses; and (ii) a $0.2 million increase in provision for losses on accounts receivable; partially mitigated by a $0.3 million decrease in taxes other than income taxes.

The increase in other expense, net, of the Logistics Business was mainly due to a $4.2 million increase in the port terminal business mainly due to income recorded from a settled claim with a customer regarding a storage and transshipment contract in the grain port terminal, during the three month period ended September 30, 2020; partially mitigated by (i) a $0.7 million decrease in the barge business mainly due to positive foreign exchange differences and (ii) a $0.4 million decrease in the cabotage business, mainly due to decreased taxes other than income taxes and to positive foreign exchange differences.

Equity in Net Earnings of Affiliate Companies: Equity in net earnings of affiliate companies increased by $9.9 million, to $14.3 million equity in net earnings for the three month period ended September 30, 2021, as compared to $4.4 million equity in net earnings for the same period in 2020, mainly due to a $12.5 million increase in equity method income from Navios Partners; partially mitigated by a $2.6 million decrease in equity method income from Navios Acquisition.

Income Tax Expense: Income tax expense for the three month period ended September 30, 2021 increased by $3.2 million to $3.7 million expense for the three month period ended September 30, 2021, as compared to $0.5 million expense for the same period in 2020. The total change in income tax was mainly attributable to Navios Logistics due to a (i) $1.9 million increase in income tax expense of the barge business; and (ii) a $1.4 million in income tax expense of the cabotage business. The overall increase was mainly due to the recalculation of the deferred tax liability resulting from an increase in income tax rate.

Net Loss/ (Income) Attributable to the Noncontrolling Interest: Net loss attributable to the noncontrolling interest increased by $11.3 million to $10.3 million net loss for the three month period ended September 30, 2021, as compared to $1.0 million net income for the same period in 2020. This increase in net loss attributable to the noncontrolling interest was mainly due to a decrease in net income of the Logistics Business for the three month period ended September 30, 2021, as compared to the same period in 2020.

For the Nine Month Period Ended September 30, 2021 Compared to the Nine Month Period Ended September 30, 2020

The following table presents consolidated revenue and expense information for the nine month periods ended September 30, 2021 and 2020, respectively. This information was derived from the unaudited interim condensed consolidated statement of comprehensive income/ (loss) of Navios Holdings for the respective periods.

	Nine Month Period Ended September 30, 2021	Nine Month Period Ended September 30, 2020
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Revenue	$429,024	$314,365
Time charter, voyage and logistics business expenses	(116,719)	(128,730)
Direct vessel expenses	(83,718)	(78,831)
General and administrative expenses	(22,222)	(23,444)
Depreciation and amortization	(46,793)	(53,841)
Interest expense and finance cost, net	(107,459)	(99,920)
Impairment loss/ loss on sale of vessels, net	(25,861)	(27,898)
Gain on bond and debt extinguishment	1,051	7,047
Other expense, net	(3,428)	(772)
Impairment of loan receivable from affiliate company	—	(6,050)

Income/(loss) before equity in net earnings of affiliated companies	$23,875	$(98,074)

Equity in net earnings of affiliated companies	54,923	7,698

Income/ (loss) before taxes	$78,798	$(90,376)
Income tax expense	(3,470)	(380)

Net income/(loss)	$75,328	$(90,756)
Less: Net loss/ (income) attributable to the noncontrolling interest	9,578	(7,850)

Net income/(loss) attributable to Navios Holdings common stockholders	$84,906	$(98,606)

Set forth below are selected historical and statistical data for the Dry Bulk Vessel Operations segment for each of the nine month periods ended September 30, 2021 and 2020, respectively, that the Company believes may be useful in better understanding the Company’s financial position and results of operations.

	Nine Month Period Ended September 30,
	2021	2020
	(unaudited)	(unaudited)
FLEET DATA
Available days	11,495	13,822
Operating days	11,412	13,666
Fleet utilization	99.3%	98.9%
Equivalent vessels	42	50
AVERAGE DAILY RESULTS
Time Charter Equivalents	$21,470	$9,673

During the nine month period ended September 30, 2021, there were 2,327 fewer available days as compared to the same period in 2020, due to (i) a decrease in available days of owned and bareboat-in vessels by 1,403 days following the sale of seven of the Company’s vessels in each of the nine month periods ended 2021 and 2020, respectively, partially mitigated by the delivery of seven vessels in 2020; and (ii) a decrease in charter-in vessels’ available days by 925 days due to the redelivery to owners of three and two charter-in vessels in 2021 and 2020, respectively, the acquisition of one charter-in vessel in 2021 which was then sold to a related party; and the acquisition of two charter-in vessels in 2020.

The average TCE rate for the nine month period ended September 30, 2021 was $21,470 per day, $11,797 per day higher than the rate achieved in the same period in 2020. This was primarily due to the improvement in the time charter and freight market during the nine month period ended September 30, 2021.

Revenue: Revenue from Dry Bulk Vessel operations for the nine month period ended September 30, 2021 increased by $114.7 million, or 82.0%, to $254.7 million, as compared to $140.0 million for the same period in 2020. The increase in dry bulk revenue was mainly attributable to the improvement in time charter and freight market during the nine month period ended September 30, 2021.

Revenue from the Logistics Business was $174.3 million for the nine month period ended September 30, 2021, as compared to $174.4 million for the same period in 2020. The decrease was mainly attributable to (i) a $8.3 million decrease in revenue from the cabotage business mainly due to fewer operating days and; (ii) a $6.9 million decrease in sales of products due to the decrease in the Paraguayan liquid port’s volume of products sold. The overall decrease was partially mitigated by (i) a $9.9 million increase in revenue from the barge business mainly due to a $16.8 million increase in CoA/voyage revenues related to higher CoA/voyage revenues of convoys previously under time charter contracts, partially mitigated by a $6.8 million decrease in time charter revenues mainly due to the expiration of certain legacy time charter contracts; and (ii) a $5.3 million increase in revenue from the port terminal business mainly due to higher volumes transshipped in the grain port terminal.

Time Charter, Voyage and Logistics Business Expenses: Time charter, voyage and logistics business expenses decreased by $12.0 million, or 9.3%, to $116.7 million for the nine month period ended September 30, 2021, as compared to $128.7 million for the nine month period ended September 30, 2020.

The time charter and voyage expenses from Dry Bulk Vessel Operations decreased by $12.5 million, or 16.0%, to $65.5 million for the nine month period ended September 30, 2021, as compared to $78.0 million for the nine month period ended September 30, 2020. This decrease was mainly attributable to (i) a $13.3 million decrease in charter-in expenses due to the redelivery to owners of three charter-in vessels in 2021 and the acquisition of one charter-in vessel; partially mitigated by a (i) a $0.4 million increase in fuel expenses; and (ii) a $0.4 million increase in port and other voyage expenses.

Of the total amounts of time charter, voyage and logistics business expenses for the nine month periods ended September 30, 2021 and 2020, $51.2 million and $50.8 million, respectively, were related to Navios Logistics. The increase in time charter, voyage and logistics business expenses was mainly due to (i) a $5.3 million increase in time charter and voyage expenses of the barge business due to higher voyage expenses, mainly fuel, related to more spot voyages performed; (ii) a $1.3 million increase in the time charter and voyage expenses of the cabotage business mainly due to higher voyage expenses, mainly fuel, related to more spot voyages performed; and (iii) a $0.3 million increase in time charter and voyage expenses of the port terminal business, mainly due to higher volumes transshipped in the grain port terminal; partially mitigated by a $6.4 million decrease in cost of products sold mainly due to the decrease in the Paraguayan liquid port terminal’s volumes of products sold.

Direct Vessel Expenses: Direct vessel expenses increased by $4.9 million, or 6.2%, to $83.7 million for the nine month period ended September 30, 2021, as compared to $78.8 million for the same period in 2020.

Direct vessel expenses from Dry Bulk Vessel Operations decreased by $3.3 million, or 8.4%, to $36.1 million for the nine month period ended September 30, 2021, as compared to $39.4 million for the nine month period ended September 30, 2020. This decrease was mainly attributable to a $5.5 million decrease in vessel operating expenses (management fees) mainly due to decrease of the size of our fleet; partially mitigated by (i) a $1.7 million increase in other expenses mainly related to Covid-19 measures, including crew related expenses; and (ii) a $0.5 million increase in drydocking and special survey amortization.

Of the total amounts of direct vessel expenses for the nine month periods ended September 30, 2021 and 2020, $47.6 million and $39.4 million, respectively, were related to Navios Logistics. The increase of $8.2 million in direct vessel expenses related to Navios Logistics was mainly attributable to (i) a $6.6 million increase in the barge business mainly due to the increased utilization of Navios Logistics convoys to service the demand of the COA/voyage market and (ii) a $1.6 million increase in the cabotage business, mainly due to increased crew costs.

General and Administrative Expenses: General and administrative expenses of Navios Holdings are comprised of the following:

	Nine Month Period Ended September 30, 2021	Nine Month Period Ended September 30, 2020
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Dry Bulk Vessel Operations	$11,842	$13,704
Logistics Business	10,380	9,740

General and administrative expenses	$22,222	$23,444

The decrease in general and administrative expenses by $1.2 million, or 5.2%, to $22.2 million for the nine month period ended September 30, 2021, as compared to $23.4 million for the nine month period ended September 30, 2020, was attributable to a $1.9 million decrease in general and administrative expenses from Dry Bulk Vessel Operations mainly due to decrease of the size of our fleet, partially mitigated by a $0.6 million increase in general and administrative expenses in the Logistics Business. For the nine month periods ended September 30, 2021 and 2020, general and administrative expenses, under the Administrative Services Agreement, amounted $6.4 million and $7.1 million, respectively.

Depreciation and Amortization: For the nine month period ended September 30, 2021, depreciation and amortization expense decreased by $7.0 million, or 13.1%, to $46.8 million, as compared to $53.8 million for the same period in 2020.

Depreciation expenses related to Dry Bulk Vessel Operations decreased by $8.9 million, or 29.8%, to $21.0 million for the nine month period ended September 30, 2021, as compared to $30.0 million for the nine month period ended September 30, 2020. This decrease was primarily due to (i) the sale of seven of the Company’s vessels in both 2021 and 2020; and (ii) the impairment loss recognized in the fourth quarter of 2020 for two of the Company’s vessels; partially mitigated by the acquisition of seven vessels in 2020. Amortization expenses related to Dry Bulk Operations remained stable at $2.1 million for each of the nine month periods ended September 30, 2021 and 2020.

Of the total amount of depreciation and amortization expense for the nine month periods ended September 30, 2021 and 2020, $23.6 million and $21.8 million, respectively, were related to Navios Logistics. The increase of $1.9 million in depreciation and amortization of the Logistics Business was mainly due to (i) a $1.6 million increase in the barge business mainly due to the delivery of each of the six liquid barges completed in the first quarter of 2021 and the Navios Logistics’ 2020 Fleet acquired in the first quarter of 2021 and (ii) a $0.2 million increase in the port terminal business mainly due to increased depreciation expense of tangible assets. Depreciation and amortization in the cabotage business amounted to $2.6 million for the nine month period ended September 30, 2021, unchanged compared to the same period in 2020.

Interest Expense and Finance Cost, Net: Interest expense and finance cost, net increased by $7.5 million, or 7.5%, to $107.5 million for the nine month period ended September 30, 2021, as compared to $99.9 million in the same period in 2020. This increase was mainly due to a $11.1 million increase in interest expense and finance cost, net, of the Logistics Business mainly due to the higher weighted average interest rate of Navios Logistics due to the issuance of the 2025 Logistics Senior Notes; partially mitigated by a $3.6 million decrease in interest expense and finance cost, net, of Dry Bulk Vessel Operations, mainly due to the partial redemption of its 2022 Senior Secured Notes and 2022 Notes.

Impairment loss/ loss on sale of vessels, net: During the nine month period ended September 30, 2021, the Company recognized an impairment loss/loss on sale of vessels of $25.9 million relating to the sale of Navios Avior, Navios Centaurus, Navios Serenity, Navios Ray, Navios Bonavis, Navios Azimuth and Navios Koyo which was previously chartered-in vessel. During the nine month period ended September 30, 2020, the Company recognized an impairment loss/loss on sale of vessels of $30.9 million relating to the sale of Navios Star, Navios Kypros, Navios Amitie, Navios Northern Star and Navios Gem; partially mitigated by a gain of $3.0 million relating to the sale of Navios Victory.

Gain on bond and debt extinguishment: During the nine month period ended September 30, 2021, the Company repurchased $21.4 million in par value of the 2022 Notes (as defined herein) for cash consideration of $18.6 million resulting in a gain on bond extinguishment of $2.7 million, net of deferred financing costs written-off. This gain was partially mitigated by a $1.7 million loss recognized relating to the write-off of deferred financing costs due to the redemption of $140.0 million in aggregate at par of the 2022 Senior Secured Notes. During the nine month period ended September 30, 2020, the Company repurchased $20.8 million of the 2022 Notes in open market transactions for cash consideration of $9.4 million resulting in a gain on bond extinguishment of $11.2 million, net of deferred financing costs written-off. This gain was partially mitigated by a $4.2 million loss recognized relating to the accelerated amortization of Navios Logistics’ unamortized deferred financing costs due to the repayment in full of the 2022 Logistics Senior Notes and the Navios Logistics’ Term Loan B Facility.

Other Expense, Net: Other expense, net increased by $2.7 million, to $3.4 million net expense for the nine month period ended September 30, 2021, as compared to $0.8 million net expense for the same period in 2020. This increase was due to (i) a $2.3 million increase in other expense, net of Dry Bulk Vessel Operations; and (ii) a $0.4 million increase in other expense, net of the Logistics Business.

The increase in other expense, net of Dry Bulk Vessel Operations was mainly due to (i) a $2.3 million increase in miscellaneous voyage expenses; and (ii) a $0.3 million increase in provision for losses on accounts receivable; partially mitigated by (i) a $0.2 million decrease in taxes other than income taxes; and (ii) a $0.1 million decrease in available-for-sale securities.

The increase in other expense, net of the Logistics Business was mainly due to a $3.2 million increase in the port terminal business, mainly due to income recorded from a settled claim with a customer regarding a storage and transshipment contract in the grain port terminal during the nine month period ended September 30, 2020; partially mitigated by (i) a $2.0 million decrease in the in the barge business mainly due to positive foreign exchange differences; and (ii) a $0.8 million decrease in the cabotage business, mainly due to decreased taxes other than income taxes.

Equity in Net Earnings of Affiliate Companies: Equity in net earnings of affiliate companies increased by $47.2 million to $54.9 million equity in net earnings for the nine month period ended September 30, 2021, as compared to $7.7 million equity in net earnings of affiliate companies for the same period in 2020, mainly due to (i) a $53.1 million increase in equity method income from Navios Partners, from which the amount of $25.9 million is related to the NMCI Merger; (ii) $6.7 million other-than-temporary impairment (“OTTI”) loss relating to the investment in Navios Europe II recognized in the first quarter of 2020; and (iii) a $0.5 million increase in equity method income from Navios Containers. The overall increase was partially mitigated by a $13.1 million decrease in equity method income from Navios Acquisition.

Income Tax Expense: Income tax expense for the nine month period ended September 30, 2021 increased by $3.1 million to $3.5 million for the nine month period ended September 30, 2021, as compared to a $0.4 million for the same period in 2020. The total change in income tax was mainly attributable to (i) a $3.2 million increase in income tax expense of the Logistics Business; and (ii) a $0.1 million decrease in income tax expense of Dry Bulk Vessel Operations.

The increase of $3.2 million in income tax expense of the Logistics Business was mainly due to (i) a $2.1 million increase in income tax expense of the barge business; and (ii) a $1.1 million increase in income tax expense of the barge business. The overall increase was mainly due to the recalculation of the deferred tax liability resulting from an increase in income tax rate.

Net Loss/(Income) Attributable to the Noncontrolling Interest: Net loss attributable to the noncontrolling interest increased by $17.4 million to $9.6 million for the nine month period ended September 30, 2021, as compared to $7.9 million net income for the same period in 2020. This increase in net loss attributable to the noncontrolling interest was mainly due to a decrease in net income of the Logistics Business for the nine month period ended September 30, 2021, as compared to the same period in 2020.

Impairment of Loan Receivable from Affiliated Company: Impairment of loan receivable from Navios Europe II amounting to $6.1 million was recognized during the nine month period ended September 30, 2020.

Non-Guarantor Subsidiaries

Our non-guarantor subsidiaries accounted for $174.3 million, or 40.6% and $63.5 million, or 37.7%, of our revenue for the nine and three month periods ended September 30, 2021, respectively, $2.9 million net income and $5.5 million net income of our total net income for the nine and three month periods ended September 30, 2021, respectively, $77.4 million and $33.4 million of our Adjusted EBITDA for the nine and three month periods ended September 30, 2021, respectively, $908.5 million, or 51.8%, of our total assets and $629.4 million, or 36.9%, of our total liabilities, in each case, for the nine month period ended as of September 30, 2021. Our non-guarantor subsidiaries accounted for $174.4 million, or 55.5% and $58.8 million, or 46.6%, of our revenue for the nine and three month periods ended September 30, 2020, respectively, $7.2 million net income and $0.2 million net loss of our total net loss for the nine and three month periods ended September 30, 2020, respectively, $65.5 million and $23.2 million of our Adjusted EBITDA for the nine and three month periods ended September 30, 2020, respectively, $988.3 million, or 47.8%, of our total assets and $597.8 million, or 29.8%, of our total liabilities, in each case, for the nine month period ended as of September 30, 2020. Our non-guarantor subsidiaries accounted for $999.8 million, or 50.7%, of our total assets and $618.8 million, or 30.9%, of our total liabilities, in each case, as of December 31, 2020.

Liquidity and Capital Resources

Navios Holdings has historically financed its capital requirements with cash flows from operations, issuances of debt securities and borrowings under bank credit facilities. Main uses of funds have been refinancings of outstanding debt, capital expenditures for the acquisition of new vessels, new construction and upgrades at the port terminals, and expenditures incurred in connection with ensuring that the owned vessels comply with international and regulatory standards. Navios Holdings may from time to time, subject to restrictions under its debt and equity instruments, including limitations on dividends and repurchases under its preferred stock, depending upon market conditions and financing needs, use available funds to refinance or repurchase its debt in privately negotiated or open market transactions, by tender offer or otherwise, in compliance with applicable laws, rules and regulations, at prices and on terms Navios Holdings deems appropriate (which may be below par) and subject to Navios Holdings’ cash requirements for other purposes, compliance with the covenants under Navios Holdings’ debt agreements, and other factors management deems relevant. In addition, we regularly review options for refinancing our outstanding indebtedness and opportunities for acquisition of businesses and additional vessels, development of new facilities and infrastructure, joint ventures and other corporate transactions that may be material to us. Generally, our sources of funds may be from cash flows from operations, long-term borrowings and other debt or equity financings, proceeds from asset sales and proceeds from sale of our stake in our investments. See “Working Capital Position and bond maturities” and “Long-Term Debt Obligations and Credit Arrangements” for further discussion of Navios Holdings’ working capital position and expected refinancing plans.

The following table presents cash flow information derived from the unaudited interim condensed consolidated statements of cash flows of Navios Holdings for the nine month periods ended September 30, 2021 and 2020.

	Nine Month Period Ended September 30, 2021	Nine Month Period Ended September 30, 2020
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$31,668	$35,305
Net cash provided by/(used in) investing activities	119,709	(9,451)
Net cash (used in)/ provided by financing activities	(215,821)	14,681

(Decrease)/increase in cash and cash equivalents and restricted cash	(64,444)	40,535
Cash and cash equivalents and restricted cash, beginning of period	111,184	78,727

Cash and cash equivalents and restricted cash, end of period	$46,740	$119,262

Cash provided by operating activities for the nine month period ended September 30, 2021, as compared to nine month period ended September 30, 2020:

Net cash from operating activities decreased by $3.6 million to $31.7 million cash provided by operating activities for the nine month period ended September 30, 2021, as compared to $35.3 million cash provided by operating activities for the nine month period ended September 30, 2020. In determining net cash provided by operating activities, net income is adjusted for the effects of certain non-cash items as discussed below.

The aggregate adjustments to reconcile net income to net cash provided by operating activities was $36.6 million gain for the nine month period ended September 30, 2021, which consisted mainly of the following adjustments: (i) $46.8 million depreciation and amortization; (ii) $25.9 million impairment loss/loss on sale of vessels; (iii) $8.2 million amortization of deferred drydock expenses; (iv) $6.9 million amortization of deferred financing costs; (v) a $3.5 million movement in income tax expense; (vi) $0.6 million allowance for credit losses; and (vii) $0.5 million relating to stock-based compensation. These adjustments were partially mitigated by (i) a $54.6 million movement in earnings in affiliate companies, net of dividends received; (ii) a $1.1 million movement in gain on bond extinguishment; and (iii) a less than $0.1 million movement in unwinding of discount.

The net cash outflow resulting from the change in operating assets and liabilities of $80.2 million for the nine month period ended September 30, 2021 resulted from (i) a $35.0 million decrease in accrued expenses mainly related to the decrease in accrued interest expense; (ii) $17.6 million payments for drydock and special survey costs; (iii) a $14.8 million decrease in due to affiliate companies; (iv) a $13.1 million decrease in operating lease liabilities; (v) a $7.3 million increase in accounts receivable, net; (vi) a $4.7 million increase in prepaid expenses and other assets; and (vii) a $2.4 million increase in inventories. These were partially mitigated by (i) a $7.9 million increase in accounts payable; (ii) a $6.5 million increase in deferred income; and (iii) a $0.3 million increase in accrued interest payable to affiliate companies.

The aggregate adjustments to reconcile net loss to net cash provided by operating activities was a $89.7 million gain for the nine month period ended September 30, 2020, which consisted mainly of the following adjustments: (i) $53.8 million depreciation and amortization; (ii) $27.9 million impairment loss/loss on sale of vessels; (iii) $7.7 million amortization of deferred drydock expenses; (iv) $6.0 million impairment loss in relation to our loan receivable from Navios Europe II; (v) $5.7 million amortization of deferred financing costs; (vi) $1.0 million relating to share-based compensation; (vii) $0.5 million provision for losses on accounts receivable; and (viii) a $0.4 million movement in income taxes. These adjustments were partially mitigated by (i) $7.0 million gain on bond and debt extinguishment; and (ii) a $6.3 million movement in losses in affiliate companies, net of dividends received.

The net cash inflow resulting from the change in operating assets and liabilities of $36.4 million for the nine month period ended September 30, 2020 resulted from (i) a $28.5 million decrease in receivable from affiliate companies; (ii) a $19.1 million increase in payable to affiliate companies, (iii) a $11.0 million decrease in accounts receivable; (iv) a $8.4 million increase in accounts payable; and (v) a $0.5 million increase in deferred income. These were partially mitigated by (i) $15.5 million of drydock and special survey costs; (ii) a $6.8 million increase in prepaid expenses and other assets; (iii) a $2.9 million decrease in operating lease liabilities; (iv) a $2.9 million increase in inventories; (v) a $1.5 million decrease in accrued expenses; (vi) a $1.3 million decrease in accrued interest payable to affiliate companies; and (vii) a $0.2 million decrease in other long term liabilities.

Cash provided by investing activities for the nine month period ended September 30, 2021 as compared to cash used in investing activities for the nine month period ended September 30, 2020:

Cash provided by investing activities was $119.7 million for the nine month period ended September 30, 2021 as compared to $9.5 million cash used in investing activities for the same period in 2020.

Cash provided by investing activities for the nine months ended September 30, 2021 for Dry Bulk Vessel Operations was the result of (i) $167.0 million in proceeds from sale of Navios Astra, Navios Centaurus, Navios Avior, Navios Serenity, Navios Ray, Navios Bonavis, Navios Koyo which was a previously chartered-in vessel and Navios Azimuth; (ii) $0.2 million in dividends received from Navios Acquisition; partially mitigated by $24.5 million in payments made by the Company for acquisition of/additions to vessels.

Cash used in investing activities for the nine month period ended September 30, 2021 for the Logistics’ Business was the result of (i) $17.0 million in payments for the acquisition of Navios Logistics’ three pushboats and 18 liquid barges, (ii) $3.1 million for the construction of a crane, (iii) $1.6 million in payments for the purchase of fixed assets, (iv) $1.2 million in payments for the construction of Navios Logistics’ six new liquid barges and (v) $0.2 million in payments for the construction of Navios Logistics’ two new tanks and (vi) $0.1 million in payments for the development of Navios Logistics’ port operations in Port Murtinho region of Brazil.

Cash used in investing activities for the nine months ended September 30, 2020 for Dry Bulk Vessel Operations was the result of (i) $96.6 million in payments made by the Company for acquisition of/additions to vessels; (ii) $2.1 million in payments as deposits for options to acquire vessels under bareboat contracts; (iii) $69.8 million in proceeds from the sale of Navios Star, Navios Hios, Navios Kypros, Navios Amitie, Navios Northern Star, Navios Gem and Navios Victory; (iv) $18.6 million in proceeds related to the Navios Europe II liquidation; and (v) $4.4 million in dividends received from Navios Acquisition.

Cash used in investing activities for the nine months ended September 30, 2020 for the Logistics Business was the result of (i) $2.2 million in payments for the purchase of fixed assets; (ii) $0.9 million in payments for the construction of Navios Logistics’ six new liquid barges; and (iii) $0.6 million in payments for the construction of Navios Logistics’ two new tanks in its liquid port terminal; partially mitigated by $0.1 million in collections of Navios Logistics’ note receivable.

Cash used in financing activities for the nine month period ended September 30, 2021 as compared to cash provided by financing activities for the nine month period ended September 30, 2020:

Cash used in financing activities was $215.8 million for the nine month period ended September 30, 2021, as compared to $14.7 million cash provided by financing activities for the same period in 2020.

Cash used in financing activities for the nine months ended September 30, 2021 for the Dry Bulk Vessel Operations was the result of (i) $158.6 million in payments for the repayment of the 2022 Notes and 2022 Senior secured Notes; (ii) $101.2 million in payments made in connection with the Company’s loan payable to affiliate companies; and (iii) $74.2 million in payments made in connection with the Company’s outstanding indebtedness; partially mitigated by (i) $113.6 million in net proceeds in connection with the drawdown of the $115.0 million NSM loan (as defined below); and (ii) $38.1 million in proceeds from the sale of shares, net.

Cash used in financing activities for the nine month period ended September 30, 2021 for the Logistics Business was the result of (i) $21.0 million in payments made in connection with the redemption to the noncontrolling shareholders, including $5.0 million relating to promissory note; (ii) $12.6 million in payments made in connection with Navios Logistics’ outstanding indebtedness; and (iii) $3.6 million in payments for the repayment of Navios Logistics’ Notes Payable (as defined below); partially mitigated by $3.7 million proceeds from sale of shares, net.

Cash provided by financing activities for the nine months ended September 30, 2020 for the Dry Bulk Vessel Operations was the result of (i) $66.8 million in proceeds from Navios Holdings’ long term debt (net of deferred financing cost of $1.2 million); (ii) $51.0 million in payments made in connection with the Company’s outstanding indebtedness; (iii) $50.0 million in proceeds from loan payable to affiliate companies; (iv) $50.0 million in repayments of loan payable to affiliate companies; and (v) $9.4 million in payments for the repurchase of the 2022 Notes.

Cash used in financing activities for the nine months ended September 30, 2020 for the Logistics Business was the result of (i) $375.0 million in payments for the redemption of the 2022 Logistics Senior Notes (as defined below); (ii) $98.0 million in payments for the repayment of the Navios Logistics’ Term Loan B Facility (as defined below); (iii) $12.3 million in dividend paid to common shareholders; (iv) $4.0 million in payments made in connection with the Navios Logistics’ outstanding indebtedness; and (v) $3.5 million in payments for the repayment of Navios Logistics’ notes payable; partially mitigated by (i) $487.5 million in proceeds from the 2025 Logistics Senior Notes (as defined below); and (ii) $13.6 million in proceeds from long term debt.

Adjusted EBITDA: EBITDA represents net income/(loss) attributable to Navios Holdings’ common stockholders before interest and finance costs, depreciation and amortization and income taxes. Adjusted EBITDA represents EBITDA before stock based compensation. We use Adjusted EBITDA as a liquidity measure and reconcile Adjusted EBITDA to net cash provided by operating activities, the most comparable U.S. GAAP liquidity measure. Adjusted EBITDA is calculated as follows: net cash provided by operating activities adding back, when applicable and as the case may be, the effect of (i) net increase/(decrease) in operating assets; (ii) net (increase)/decrease in operating liabilities; (iii) net interest cost; (iv) deferred financing costs and gains/(losses) on bond and debt extinguishment, net; (v) allowance for credit losses; (vi) earnings/(losses) in affiliate companies, net of dividends received; (vii) payments for drydock, special survey costs and other capitalized items; (viii) noncontrolling interest; (ix) gain/ (loss) on sale of assets; (x) unrealized (loss)/gain on derivatives; (xi) loss on sale and reclassification to earnings of available-for-sale securities; and (xii) impairment losses. Navios Holdings believes that Adjusted EBITDA is a basis upon which liquidity can be assessed and represents useful information to investors regarding Navios Holdings’ ability to service and/or incur indebtedness, pay capital expenditures and meet working capital requirements. Navios Holdings also believes that Adjusted EBITDA is used (i) by prospective and current lessors as well as potential lenders to evaluate potential transactions; (ii) to evaluate and price potential acquisition candidates; and (iii) by securities analysts, investors and other interested parties in the evaluation of companies in our industry.

Adjusted EBITDA has limitations as an analytical tool, and therefore, should not be considered in isolation or as a substitute for the analysis of Navios Holdings’ results as reported under U.S. GAAP. Some of these limitations are: (i) Adjusted EBITDA does not reflect changes in, or cash requirements for, working capital needs; (ii) Adjusted EBITDA does not reflect the amounts necessary to service interest or principal payments on our debt and other financing arrangements; and (iii) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future. Adjusted EBITDA does not reflect any cash requirements for such capital expenditures. Because of these limitations, among others, Adjusted EBITDA should not be considered as an indicator of Navios Holdings’ performance. Furthermore, our calculation of Adjusted EBITDA may not be comparable to that reported by other companies due to differences in methods of calculation.

Adjusted EBITDA Reconciliation to Cash from Operations

	Three Month Period Ended
	September 30, 2021	September 30, 2020
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$33,033	$29,775
Net decrease in operating assets	(6,635)	(10,609)
Net decrease in operating liabilities	31,572	1,108
Interest expense and finance cost, net	35,089	36,859
Deferred financing costs	(2,248)	(1,974)
Allowance for credit losses	(346)	34
Earnings in affiliate companies, net of dividends received	14,142	4,274
Payments for drydock and special survey costs	2,020	1,372
Net loss/(income) attributable to the noncontrolling interest	10,338	(967)
Impairment loss/ loss on sale of vessels, net	—	(7,683)
Loss on bond and debt extinguishment	(822)	(4,157)

Adjusted EBITDA	$116,143	$48,032

	Nine Month Period Ended
	September 30, 2021	September 30, 2020
(in thousands of U.S. dollars)	(unaudited)	(unaudited)
Net cash provided by operating activities	$31,668	$35,305
Net increase/ (decrease) in operating assets	13,967	(20,542)
Net decrease/ (increase) in operating liabilities	48,588	(31,284)
Interest expense and finance cost, net	107,459	99,920
Deferred financing costs	(6,859)	(5,707)
Allowance for credit losses	(595)	(541)
Earnings in affiliate companies, net of dividends received	54,646	12,954
Payments for drydock and special survey costs	17,629	15,501
Net loss/(income) attributable to the noncontrolling interest	9,578	(7,850)
Impairment loss/ loss on sale of vessels, net	(25,861)	(27,898)
Gain on bond and debt extinguishment	1,051	7,047
Impairment loss on investment in affiliate company	—	(6,650)
Impairment of loan receivable from affiliate company	—	(6,050)

Adjusted EBITDA	$251,271	$64,205

Adjusted EBITDA for the three month period ended September 30, 2021 was $116.1 million as compared to $48.0 million for the same period of 2020. The $68.1 million increase in Adjusted EBITDA was primarily due to (i) a $42.3 million increase in revenue; (ii) a $11.3 million decrease in net income attributable to the noncontrolling interest; (iii) a $9.9 million increase in equity in net earnings from affiliate companies; (iv) a $7.7 million decrease in impairment loss/loss on sale of vessels, net; (v) a $3.3 million decrease in loss on bond and debt extinguishment; (vi) a $0.6 million decrease in general and administrative expenses (excluding stock-based compensation expenses). This overall increase of $75.2 million was partially mitigated by (i) a $4.6 million increase in other expense, net; (ii) a $2.2 million increase in time charter, voyage and logistics business expenses; and (iii) a $0.3 million increase in direct vessel expenses (excluding the amortization of deferred drydock, special survey costs and other capitalized items).

Adjusted EBITDA for the nine month period ended September 30, 2021 was $251.3 million as compared to $64.2 million for the same period of 2020. The $187.1 million increase in Adjusted EBITDA was primarily due to (i) a $114.7 million increase in revenue; (ii) a $47.2 million increase in equity in net earnings from affiliate companies; (iii) a $17.4 million decrease in net income attributable to the noncontrolling interest; (iv) a $12.0 million decrease in time charter, voyage and logistics business expenses; (v) $6.1 million impairment loss of loan receivable from Navios Europe II recorded in the nine month period ended September 30, 2020; (vi) a $2.0 million decrease in impairment loss/ loss on sale of vessels, net; and (vii) a $0.7 million decrease in general and administrative expenses (excluding stock-based compensation expenses). This overall increase of $200.1 million was partially mitigated by (i) a $6.0 million decrease in gain on bond and debt extinguishment; (ii) a $4.4 million increase in direct vessel expenses (excluding the amortization of deferred drydock, special survey costs and other capitalized items) and (iii) a $2.7 million increase in other expense, net.

Long-Term Debt Obligations and Credit Arrangements

Secured Credit Facilities

As of September 30, 2021, the Company repaid $70.1 million of debt, being (i) the $11.1 million outstanding loan balance with Credit Agricole Corporate and Investment bank, (ii) the $11.4 million outstanding loan balance with Credit Agricole Corporate and Investment bank, (iii) the $9.9 million outstanding loan balance with Hamburg Commercial Bank AG, (iv) the $4.5 million outstanding loan balance with DVB Bank S.E., (v) the $20.2 million outstanding loan balance with Alpha Bank A.E., and (vi) the $12.9 million outstanding loan balance with Alpha Bank A.E.

As of September 30, 2021, the Company had no secured bank credit facilities following their full repayment.

2022 Senior Secured Notes

On November 21, 2017, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “Co-Issuers”) issued $305.0 million of 11.25% Senior Notes due 2022, at a price of 97% (the “2022 Senior Secured Notes”).

The 2022 Senior Secured Notes are secured by a first priority lien on certain capital stock owned by certain of the subsidiary guarantors of the Company in each of Navios GP L.L.C., Navios Logistics and Navios Partners (following the NMCI Merger and NNA Merger). The 2022 Senior Secured Notes are unregistered and guaranteed by all of the Company’s direct and indirect subsidiaries, except for certain subsidiaries designated as unrestricted subsidiaries, including Navios Logistics.

The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Secured Notes.

The Co-Issuers have the option to redeem the 2022 Senior Secured Notes in whole or in part, at any time at par.

Upon occurrence of certain change of control events, the holders of the 2022 Senior Secured Notes may require the Co-Issuers to repurchase some or all of the 2022 Senior Secured Notes at 101% of their face amount. The 2022 Senior Secured Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliate companies, merging or consolidating or selling all or substantially all of the Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The indenture governing the 2022 Senior Secured Notes includes customary events of default. The Co-Issuers were in compliance with the covenants as of September 30, 2021.

Under the terms of the 2022 Senior Secured Notes, the Company had an obligation to make a springing maturity offer in September 2021 to repurchase those notes at par unless certain conditions relating to the refinancing of our 2022 Notes are met.

On June 29, 2021, the Company entered into the Eighth Supplemental Indenture which eliminated the Company’s obligation to make a springing maturity offer for the 2022 Senior Secured Notes following the first redemption of an aggregate principal amount of $100.0 million of the 2022 Secured Notes at a redemption price equal to 100.00% of the aggregate principal amount thereof, plus accrued and unpaid interest to, but excluding, the redemption date (“First Redemption”). On July 23, 2021, the Company completed the First Redemption, which was funded through (i) the sale of a vessel pledged as collateral in respect of the 2022 Senior Secured Notes and (ii) the borrowing of $75.3 million from an affiliate company of NSM.

The Eighth Supplemental Indenture also, among other things, (i) clarifies that all past dividends paid in respect of equity pledged as collateral for the 2022 Senior Secured Notes and any future dividends paid in respect of equity pledged as collateral (other than equity of Navios Logistics) can be used by the Company for general corporate purposes, absent a Default or Event of Default; (ii) provides that future dividends paid in respect of equity of Navios Logistics pledged as collateral for the 2022 Senior Secured Notes may be used only to redeem or repurchase 2022 Senior Secured Notes; and (iii) permits the lender under the $115.0 million NSM Loan (as defined herein) to take a second lien on the pledged share collateral (which pledged share collateral secures the 2022 Senior Secured Notes on a first lien basis).

On September 3, 2021, the Company issued a notice of redemption with respect to an aggregate principal amount of $20.0 million of its 2022 Senior Secured Notes at a redemption price equal to 100.00% of the aggregate principal amount thereof, plus accrued and unpaid interest to, but excluding, the redemption date of September 13, 2021 (the “Second Redemption”).

On September 14, 2021, the Company issued a notice of redemption with respect to an aggregate principal amount of $20.0 million of its 2022 Senior Secured Notes at a redemption price equal to 100.00% of the aggregate principal amount thereof, plus accrued and unpaid interest to, but excluding, the redemption date of September 24, 2021 (the “Third Redemption”).

As of September 30, 2021, the Company wrote off $1.7 million of deferred financing costs associated with the Redemptions discussed above and is included in the interim condensed consolidated statement of comprehensive income/(loss) within the caption “(Loss)/gain on bond and debt extinguishment”.

On October 1, 2021, the Company issued a notice of redemption with respect to an aggregate principal amount of $10.0 million of its 2022 Senior Secured Notes at a redemption price equal to 100.00% of the aggregate principal amount thereof, plus accrued and unpaid interest to, but excluding, the redemption date October 11, 2021 (the “Fourth Redemption”).

After the Fourth Redemption, $155.0 million in aggregate principal amount of the 2022 Senior Secured Notes remain outstanding which mature in August 2022.

2022 Notes

On November 29, 2013, the Co-Issuers completed the sale of $650.0 million of 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). During 2018, the Company repurchased $35.7 million in par value of the 2022 Notes for cash consideration of $28.8 million. During 2019, Navios Logistics repurchased $35.5 million in par value of the 2022 Notes in open market transactions for cash consideration of $17.6 million. During 2019, the Company repurchased $81.2 million in par value of the 2022 Notes for cash consideration of $50.7 million. During the three month period ended September 30, 2020, there were no repurchases. During the nine month period ended September 30, 2020, the Company repurchased $20.8 million in par value of the 2022 Notes for cash consideration of $9.4 million resulting in a gain on bond extinguishment of $11.2 million, net of deferred financing costs written-off. During the three month period ended September 30, 2021, the Company repurchased $7.0 million in par value of the 2022 Notes for cash consideration of $6.1 million resulting in a gain on bond extinguishment of $0.9 million, net of deferred financing costs written-off. During the nine month period ended September 30, 2021, the Company repurchased $21.4 million in par value of the 2022 Notes for cash consideration of $18.9 million resulting in a gain on bond extinguishment of $2.7 million, net of deferred financing costs written-off. After these repurchases, the remaining amount of 2022 Notes is $455.5 million.

The 2022 Notes are senior obligations of the Co-Issuers and were originally secured by first priority ship mortgages on 23 dry bulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. In January 2021, Navios Asteriks and part of the cash collateral of $14.3 million held in escrow accounts were released and replaced by Navios Bonheur. In April 2021, Navios Serenity and the remaining cash collateral held in escrow accounts were released and replaced by Navios Asteriks. Currently, the 2022 Notes are secured by 17 drybulk vessels. The 2022 Notes are unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries, other than Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C.

The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. In addition, the Co-Issuers have the option to redeem the 2022 Notes in whole or in part at par.

Upon occurrence of certain change of control events, the holders of the 2022 Notes may require the Co-Issuers to repurchase some or all of the 2022 Notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliate companies, merging or consolidating or selling all or substantially all of the Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The indenture governing the 2022 Notes includes customary events of default. The Co-Issuers were in compliance with the covenants as of September 30, 2021.

2024 Notes

On March 21, 2019, Navios Holdings issued $4.7 million of 9.75% Senior Notes due 2024 (the “2024 Notes”) as an exchange for a total of 10,930 Series H shares which were validly tendered as of that date. (Please refer to Note 10 to the unaudited interim condensed consolidated financial statements included in this Report).

On April 21, 2019, Navios Holdings issued $3.9 million of the 2024 Notes as an exchange for a total of 8,841 Series G shares which were validly tendered as of that date. (Please refer to Note 10 to the unaudited interim condensed consolidated financial statements included in this Report).

The 2024 Notes are Navios Holdings’ senior unsecured general obligations and rank senior in right of payment to any of Navios Holding’s existing and future debt that expressly provides that it is subordinated to the 2024 Notes, pari passu in right of payment with all of Navios Holding’s existing and future senior obligations, structurally subordinated in right of payment to the obligations of Navios Holding’s subsidiaries, and effectively subordinated in right of payment to any existing and future obligations of Navios Holdings that are secured by property or assets that do not secure the 2024 Notes, including the 2022 Senior Secured Notes and the 2022 Notes, to the extent of the value of any such property and assets securing such other obligations. The 2024 Notes are not guaranteed by any of Navios Holdings’ subsidiaries.

The indenture governing the 2024 Notes does not contain restrictive covenants but does include customary events of default.

Navios Holdings has the option to redeem the 2024 Notes, in whole or in part, at any time, at a redemption price equal to 100% of the principal amount of the 2024 Notes to be redeemed, plus accrued interest.

NSM Loan

On August 29, 2019, Navios Holdings entered into a secured loan agreement of $141.8 million (including post-closing adjustments) with Navios Shipmanagement Holdings Corporation, a wholly owned subsidiary of NSM (“NSM Loan”). As of September 30, 2021, the total outstanding balance of this facility amounted to $53.0 million, including $0.3 million of accrued interest. Please see also Note 9 included elsewhere in this Report.

$50.0 million NSM Loan

In June 2020, Navios Holdings entered into a secured loan agreement with Navios Shipmanagement Holdings Corporation, a wholly owned subsidiary of NSM (“$50.0 million NSM Loan”) for a loan of up to $50.0 million to be used for general corporate purposes. On July 12, 2021, the Company refinanced the outstanding balance of this facility through the $115.0 million NSM Loan. Please see also Note 9 included elsewhere in this Report.

$115.0 million NSM Loan

In June 2021, Navios Holdings entered into a secured loan agreement with Navios Shipmanagement Holdings Corporation, a wholly owned subsidiary of NSM (“$115.0 million NSM Loan”) for a loan up to $115.0 million in advances (i) to refinance the $50.0 million NSM Loan, (ii) to redeem certain 2022 Senior Secured Notes and (iii) to be used for general corporate purposes. In July 2021, the amount of this facility was fully drawn. As of September 30, 2021, the total outstanding balance of this facility amounted to $90.3 million, including $0.8 million of accrued interest. Please see also Note 9 included elsewhere in this Report.

Sale and Leaseback Agreements

In the first quarter of 2020, the Company entered into two sale and leaseback agreements of $68.0 million in total, with unrelated third parties for two Capesize vessels (the “Sale and Leaseback Agreements”). Navios Holdings has no purchase obligation to acquire the vessels at the end of the lease term, however, it is reasonably certain that respective purchase options will be exercised and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the Sale and Leaseback Agreements as a financial liability.

The Sale and Leaseback Agreements are repayable by 144 consecutive monthly payments of approximately $0.2 million each, commencing as of January 2020 and March 2020, respectively. As of September 30, 2021, the outstanding balance under the Sale and Leaseback Agreements of the two Capesize vessels was $58.8 million in total. The agreements mature in the fourth quarter of 2031 and first quarter of 2032, respectively, with a balloon payment of $0.8 million per vessel on the last repayment date.

The Sale and Leaseback Agreements have no financial covenants.

2025 Logistics Senior Notes

On July 8, 2020, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Logistics Co-Issuers”) issued $500.0 million in aggregate principal amount of senior secured notes due 2025 (the “2025 Logistics Senior Notes”), at a fixed rate of 10.75%. The net proceeds from the offering of the 2025 Logistics Senior Notes were used to satisfy and discharge the indenture governing the 2022 Logistics Senior Notes, to repay all amounts outstanding under the Navios Logistics’ Term Loan B Facility and to pay certain fees and expenses related to the offering, with the balance used for general corporate purposes. Following this transaction, the Company recognized a loss of $4.2 million in its interim condensed statements of comprehensive income/(loss) within the caption “Gain/(loss) on bond and debt extinguishment” for the period ended September 30, 2020, relating to the accelerated amortization of the unamortized deferred finance costs.

On or after August 1, 2022, the Logistics Co-Issuers may redeem some or all of the 2025 Logistics Senior Notes at the redemption prices set forth in the indenture governing the 2025 Logistics Senior Notes. In addition, before August 1, 2022, the Logistics Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2025 Logistics Senior Notes at a price equal to 110.750% of the principal amount of the 2025 Logistics Senior Notes to be redeemed plus accrued and unpaid interest, if any, to the redemption date with an amount equal to the net cash proceeds of one or more equity offerings so long as at least 50% of the originally issued aggregate principal amount of the 2025 Logistics Senior Notes remains outstanding. Prior to August 1, 2022, the Logistics Co-Issuers may also redeem all or a part of the 2025 Logistics Senior Notes at a redemption price equal to the sum of: (a) 100% of the principal amount of the 2025 Logistics Senior Notes to be redeemed; plus (b) the applicable “make-whole” premium described in the Indenture governing the 2025 Logistics Senior Notes, plus (c) accrued and unpaid interest, if any, on the 2025 Logistics Senior Notes to be redeemed, to (but excluding) the applicable redemption date, subject to the right of holders of notes on the relevant record date to receive interest due on all the relevant interest payment dates. The Logistics Co-Issuers may also redeem all, but not less than all, of the 2025 Logistics Senior Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, upon certain changes in law that would trigger the payment of withholding taxes. Furthermore, upon the occurrence of certain change of control events, the Logistics Co-Issuers may be required to offer to purchase 2025 Logistics Senior Notes from holders at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any.

The 2025 Logistics Senior Notes are senior secured obligations of the Logistics Co-Issuers and rank equal in right of payment to all of their existing and future senior indebtedness and senior in right of payment to all of their future subordinated indebtedness. The 2025 Logistics Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of the Navios Logistics’ direct and indirect subsidiaries, other than the Logistics Co-Issuer. The 2025 Logistics Senior Notes are secured by (i) first priority ship mortgages on four tanker vessels servicing the Navios Logistics’ cabotage business (the (1) Elena H, (2) Makenita H, (3) Sara H and (4) He Man H) owned by certain subsidiary guarantors (such guarantors, the “Mortgaged Vessel Guarantors”) and related assignments of earnings and insurance together with a first priority lien on the capital stock of each Mortgaged Vessel Guarantor; and (ii) an assignment by way of security of the Vale Port Contract (collectively, the “Collateral”). The 2025 Logistics Senior Notes are effectively senior to all existing and future obligations of the subsidiary guarantors that own Collateral to the extent of the value of the Collateral but effectively junior to any existing and future secured obligations of the Logistics Co-Issuers and the subsidiary guarantors that are secured by assets other than the Collateral to the extent of the value of any assets securing such other obligations. The indenture governing the 2025 Logistics Senior Notes contains restrictive covenants that limit, among other things, the ability of the Logistics Co-Issuers and their restricted subsidiaries to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets and enter into certain transactions with affiliate companies, in each case, subject to exclusions, and other customary covenants. The indenture governing the 2025 Logistics Senior Notes also contains customary events of default.

The Logistics Co-Issuers were in compliance with the covenants as of September 30, 2021.

As of September 30, 2021 and December 31, 2020, deferred financing costs associated with the 2025 Logistics Senior Notes amounted to $16.8 million and $19.4 million, respectively.

Navios Logistics Other Long-term Loans and Notes Payable

In December 2020, Navios Logistics entered into a $13.5 million seller’s credit agreement for the construction of six liquid barges to be made available by way of credit in six equal tranches. Each drawdown is repayable in 20 quarterly installments starting from the delivery of each barge. The seller’s credit for the construction of the six liquid barges bears interest at a fixed rate of 8.5%. As of September 30, 2021, Navios Logistics had drawn the total available amount and the outstanding balance was $11.8 million.

In the fourth quarter of 2020, Navios Logistics entered into a purchase agreement with an unrelated third party for the acquisition of three pushboats and 18 tank barges (the “Navios Logistics’ 2020 Fleet”). The acquisition was completed on March 22, 2021, and the Company entered into a $15.0 million seller’s credit agreement for the acquisition of the Navios Logistics’ 2020 Fleet. The seller’s credit agreement bears interest at a fixed rate of 5.0% per annum and is payable in three equal annual installments of $5.0 million.

In December 2021, Navios Logistics agreed to amend the Navios Logistics Alpha Bank Loan, extending its maturity and amending the repayment schedule. Following the amendment, the $7.0 million final balloon payment of the Navios Logistics Alpha Bank Loan, which was due on May 18, 2022, is repayable in twelve quarterly installments, beginning on August 18, 2022, with a final balloon payment of $2.8 million.

As of September 30, 2021, Navios Logistics had long-term loans and notes payable, with a total outstanding balance of $61.0 million, including the two above mentioned financings. The purpose of the facilities was to finance the construction of its dry port terminal, the acquisition of vessels, or for general corporate purposes. The facilities are mainly denominated in U.S. dollars and bear interest based on LIBOR plus spread ranging from 3.15% to 3.25% per annum. The facilities are repayable in installments and have maturities ranging from March 2022 to November 2025. See also the maturity table included below. See also “Contractual Obligations”.

During the nine month period ended September 30, 2021, the Company in relation to its secured credit facilities paid, $99.5 million related to scheduled repayment installments and $36.2 million related to the prepayment of four of Navios Holdings’ credit facilities.

The annualized weighted average interest rates of the Company’s total borrowings for the three and nine month periods ended September 30, 2021 were 9.90% and 9.51%, respectively. The annualized weighted average interest rates of the Company’s total borrowings for the three and nine month periods ended September 30, 2020 were 8.43% and 7.82% respectively.

During December 2021 the Company entered into financing agreements in order to refinance its forthcoming maturities under the 2022 Notes and the 2022 Senior Secured Notes. Please see Note 16 included elsewhere in this Report, for disclosure of the abovementioned financings.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of September 30, 2021, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities.

Payment due by period	Amounts in millions of U.S. dollars
September 30, 2022	$274.0
September 30, 2023	79.2
September 30, 2024	173.6
September 30, 2025	612.3
September 30, 2026	222.0
September 30, 2027 and thereafter	31.1

Total	$1,392.2

Contractual Obligations:

		September 30, 2021
		Payment due by period (Amounts in millions of U.S. dollars)
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term Debt (1)	$1,392.2	$274.0	$252.8	$834.3	$31.1
Operating Lease Obligations (Time Charters) for vessels in operation (3)	243.4	69.3	100.6	40.1	33.4
Rent Obligations (2)	1.3	0.5	0.6	0.2	—
Land lease agreements (2)	24.9	0.6	1.2	1.1	22.0
|Promissory note	15.0	5.0	10.0	—	—

Total	$1,676.8	$349.4	$365.2	$875.7	$86.5

(1)

The amount does not include interest costs for the 2022 Senior Secured Notes, the 2022 Notes, the 2024 Notes, the NSM Loan, the $50.0 million NSM Loan, the $115.0 million NSM Loan, the 2025 Logistics Senior Notes, Navios Logistics Notes Payable and the two Navios Logistics’ loans with fixed borrowing rate. The expected interest payments are: $87.9 million (less than 1 year), $114.2 million (1-3 years), $43.3 million (3-5 years) and $4.8 million (more than 5 years). Expected interest payments are based on outstanding principal amounts, currently applicable effective interest rates and margins as of September 30, 2021, timing of scheduled payments and the term of the debt obligations.

(2)

Navios Logistics has several lease agreements with respect to its operating port terminals and various offices. See also Item 4.B. “Business Overview — Facilities” in our Annual Report on Form 20-F for the year ended December 31, 2020, filed with the SEC.

(3)	Represent total amount of lease payments on an undiscounted basis.

Refer to “Related Party Transactions” for the Navios Partners Guarantee (as defined herein), not reflected in the table above.

Working Capital Position and bond maturities

As of September 30, 2021, Navios Holdings’ current assets totaled $143.1 million, while current liabilities excluding operating lease liabilities, current portion totaled $375.3 million, resulting in a negative working capital position of $232.2 million, primarily related to the classification as current of $113.3 million of the 11.25% Senior Secured Notes (the “2022 Senior Secured Notes”) and $96.2 million of the 7.375% First Priority Ship Mortgage Notes (the “2022 Notes”) as described below and in Note 16 to the interim condensed consolidated financial statements.

As of September 30, 2021, Navios Holdings had redeemed $140.0 million at par of the 2022 Senior Secured Notes after issuing three notices of redemption, one in July 2021 for $100.0 million, and two in September for $20.0 million each. In October 2021, Navios Holdings issued a fourth notice of redemption with respect to an aggregate principal amount of $10.0 million at par of the 2022 Senior Secured Notes with redemption date being October 11, 2021. After these redemptions, $155.0 million in aggregate principal amount of the 2022 Senior Secured Notes remain outstanding, which mature in August 2022. As of September 2021, Navios Holdings had repurchased $21.4 million at par value of the 2022 Notes, which mature in January 2022.

Navios Holdings expects to refinance its forthcoming maturities under the 2022 Notes and the 2022 Senior Secured Notes, through (i) additional borrowing of up to $150.0 million secured under the amended and restated loan agreements to the existing NSM loans that are currently outstanding; (ii) a term loan facility with Credit Agricole CIB (“CACIB”) and BNP Paribas (“BNPP”) of up to $105.0 million; (iii) a term loan facility with Hamburg Commercial Bank AG (“HCOB”) of up to $105.0 million; (iv) sale and leaseback agreements of $77.0 million and from cash flows from operations and/or proceeds from sale of vessels and other assets. Please see Note 16 to the unaudited interim condensed consolidated financial statements included elsewhere in this Report for disclosure of the abovementioned financings.

Following the above and based on internal forecasts and projections that take into account reasonably possible changes in Company’s trading performance and the ability to sell vessels and other assets, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these interim condensed consolidated financial statements. Although internal forecasts and projections are driven by market data and are subject to future volatility along with other factors outside the control of the Company, with the existence of alternative liquidity sources and management’s ability to utilize them if needed, management concludes that substantial doubt about the Company’s ability to continue as a going concern has been alleviated as of the date of the issuance of these financial statements.

Capital Expenditures

In December 2017, Navios Holdings agreed to charter-in, under a ten-year bareboat contract, from an unrelated third party the Navios Galaxy II, a newbuilding bulk carrier vessel of 81,789 dwt. On March 30, 2020 Navios Holdings took delivery of the Navios Galaxy II. The Company has agreed to pay in total $5.4 million representing a deposit for the option to acquire the vessel. As of September 30, 2021, the total amount of $6.7 million, including expenses and interest, is presented within the caption “Other long-term assets”.

In January 2018, Navios Holdings agreed to charter-in, under two ten-year bareboat contracts, from an unrelated third party the Navios Herakles I and the Navios Uranus, two newbuilding bulk carriers of 82,036 dwt and 81,516 dwt, respectively. On August 28, 2019 Navios Holdings took delivery of the Navios Herakles I. On November 28, 2019 Navios Holdings took delivery of the Navios Uranus. Navios Holdings has agreed to pay in total $11.1 million representing a deposit for the option to acquire these vessels. As of September 30, 2021, the total amount of $14.1 million, including expenses and interest, is presented within the caption “Other long-term assets”.

In April 2018, Navios Holdings agreed to charter-in, under one ten-year bareboat contract, from an unrelated third party the Navios Felicity I, a newbuilding bulk carrier of 81,946 dwt. On January 17, 2020, Navios Holdings took delivery of the Navios Felicity I. Navios Holdings has agreed to pay in total $5.6 million, representing a deposit for the option to acquire this vessel. As of September 30, 2021, the total amount of $7.2 million, including expenses and interest, is presented within the caption “Other long-term assets”.

In October 2018, Navios Holdings agreed to charter-in, under one ten-year bareboat contract, from an unrelated third party the Navios Magellan II, a newbuilding bulk carrier of 82,037 dwt. On May 15, 2020, Navios Holdings took delivery of the Navios Magellan II. Navios Holdings has agreed to pay in total $5.8 million, representing a deposit for the option to acquire this vessel. As of September 30, 2021, the total amount of $7.5 million, including expenses and interest, is presented within the caption “Other long-term assets”.

Navios Logistics

During the first quarter of 2021, Navios Logistics completed the construction of six liquid barges and a total of $19.5 million had been transferred to “Vessels, port terminals and other fixed assets, net” in the interim condensed consolidated statement of financial position of which capitalized interest amounted to $1.1 million. As of December 31, 2020, Navios Logistics had paid $16.7 million, for the construction of these barges, which were included within “Other long-term assets”. Capitalized interest included within “Other long-term assets” amounted to $0.6 million as of December 31, 2020.

During the first quarter of 2021, Navios Logistics completed the construction of two new tanks in its liquid port terminal. As of September 30, 2021, a total of $1.8 million had been transferred to “Vessels, port terminals and other fixed assets, net” in the interim condensed consolidated statement of financial position. As of December 31, 2020, Navios Logistics had paid $1.3 million for the construction of two new tanks in its liquid port terminal.

As of September 30, 2021 and December 31, 2020, Navios Logistics had paid $0.7 million and $0.6 million, respectively, for capitalized expenses for the development of its port operations in Port Murtinho region, Brazil included under caption “Other long-term assets”.

During the second quarter of 2021, Navios Logistics completed the construction of a crane in its grain port terminal and a total of $3.8 million was transferred to “Vessels, port terminals and other fixed assets, net” in the interim condensed consolidated statement of financial position. As of December 31, 2020, Navios Logistics had paid $0.7 million for the construction of a crane in its grain port terminal.

In the fourth quarter of 2020, Navios Logistics signed a purchase agreement with an unrelated third party for the acquisition of three pushboats and 18 tank barges (the “Navios Logistics 2020 Fleet”), for a purchase price of $30.0 million. The acquisition was completed on March 22, 2021. As of September 30, 2021, the total amount of $32.0 million had been transferred under the caption “Vessels, port terminals and other fixed assets, net”.

Since 2018, Navios Logistics acquired approximately 6.6 hectares of undeveloped land located in the Port Murtinho region, Brazil, and on March 24, 2021, Navios Logistics acquired 2.3 additional hectares. Navios Logistics plans to develop this land for its port operations, for a total cost of $1.6 million.

Dividend Policy

In November 2015, Navios Holdings announced that the Board of Directors decided to suspend the quarterly dividend to its common stockholders in order to conserve cash and improve its liquidity. In February 2016, in furtherance of its efforts to reduce its cash requirements, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G and Series H, until market conditions improve. The Board of Directors and Navios Holdings’ management believe such a decision is in the best long-term interests of the Company and its stakeholders. The Board of Directors will reassess the Company’s distribution policy as the environment changes. The reinstatement, declaration and payment of any further dividend remains subject to the discretion of the Board of Directors and will depend on, among other things, market conditions, Navios Holdings’ cash requirements after taking into account market opportunities, restrictions under its equity instruments, credit agreements, indentures and other debt obligations and such other factors as the Board of Directors may deem advisable.

Dividends from Navios Logistics—Acquisition of noncontrolling interest

On July 30, 2021, Navios Logistics declared and paid a pro rata dividend to the holders of its common equity in shares of Grimaud. All transactions were eliminated on consolidated level as of that date. Immediately thereafter, Grimaud agreed to redeem the equity interests held by its non-controlling shareholder in full at fair market value. Please see also Note 10 included elsewhere in this Report.

Concentration of Credit Risk

Accounts receivable, net

Concentration of credit risk with respect to accounts receivables, net is limited due to Navios Holdings’ large number of customers, who are internationally dispersed and have a variety of end markets in which they sell. Due to these factors, management believes that no additional credit risk beyond amounts provided for collection losses is inherent in Navios Holdings’ trade receivables. For the nine month period ended September 30, 2021, one customer accounted for 11.0% of the Company’s revenue. For the nine month period ended September 30, 2020, two customers accounted for more than 10% of the Company’s revenue.

If one or more of our customers does not perform under contracts with us and we are not able to find a replacement contract, or if a customer exercises certain rights to terminate the contract, we could suffer a loss of revenues that could materially adversely affect our business, financial condition and results of operations.

We could lose a customer or the benefits of a time charter for many different reasons, including if the customer is unable or unwilling to make charter hire or other payments to us because of a deterioration in its financial condition, disagreements with us or if the charterer exercises certain termination rights or otherwise. Our customers may terminate a charter because we fail to deliver the vessel within a fixed period of time, the vessel is lost or damaged beyond repair, there are serious deficiencies in the vessel or prolonged periods of off-hire, or we default under the charter. The customer may terminate the charter because the vessel has been subject to seizure for more than a specified number of days. Charterers may also go bankrupt or fail to perform their obligations under the contracts, they may delay payments or suspend payments altogether, they may terminate the contracts prior to the agreed-upon expiration date or they may attempt to renegotiate the terms of the contracts.

Cash deposits with financial institutions

Cash deposits in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Holdings does maintain cash deposits in excess of government-provided insurance limits. Navios Holdings also reduces exposure to credit risk by dealing with a diversified group of major financial institutions.

Effects of Inflation

Navios Holdings does not consider inflation to be a significant risk to the cost of doing business in the foreseeable future. The Company considered various factors in assessing the impact of Argentina’s highly inflationary economy on Navios Logistics, among which, the sales, the financing arrangements, the working capital, the employee salaries and taxes. The Company does not consider inflation to be a significant risk factor to the cost of doing business in the foreseeable future as the functional currency of the Company’s Argentinian subsidiary is the U.S. dollar and the day-to-day operations of the Company’s Argentinian subsidiary are dependent on the economic environment of the Company’s U.S. dollar currency. As a result, the Company concluded that the determination that the fact that the Argentine economy is highly inflationary did not have a material impact on Navios Logistics’ financial statements and as such, did not result in the remeasurement of its financial statements.

Off-Balance Sheet Arrangements

As of September 30, 2021, Navios Holdings was contingently liable for letters of guarantee and letters of credit amounting to $10 thousands issued by one bank in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary of Navios Logistics) of all its obligations to Vitol S.A. up to $12.0 million. This guarantee expires on March 1, 2022.

On July 22, 2016, Navios Logistics guaranteed the compliance of certain obligations related to Edolmix S.A. and Energías Renovables del Sur S.A. (entities wholly owned by Navios Logistics) under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $0.8 million and $0.5 million, respectively.

In September 2020, Navios Logistics agreed to a settlement regarding a storage and transshipment contract in the grain port terminal for a total amount to be paid to Navios Logistics as a result of the settlement of $4.1 million, which will be collected in three equal installments of $1.4 million on June 1, 2021, 2022 and 2023. In June 2021, Navios Logistics collected the first installment.

The Company is involved in various disputes and arbitration proceedings arising in the ordinary course of business. Provisions have been recognized in the financial statements for all such proceedings where the Company believes that a liability may be probable, and for which the amounts can be reasonably estimated, based upon facts known on the date the financial statements were prepared. Although the Company cannot predict with certainty the ultimate resolutions of these matters, in the opinion of management, the ultimate disposition of these matters is not expected to have a material adverse effect on the Company’s financial position, results of operations or liquidity.

Related Party Transactions

Vessel Operating Expenses (management fees): Pursuant to a management agreement dated August 29, 2019 (the “Management Agreement”), NSM provides commercial and technical management services to Navios Holdings’ vessels. The term of this agreement is for an initial period of five years with an automatic extension period of five years thereafter unless a notice for termination is received by either party. The ship management services fees provided by NSM is a daily fee of $3,700 per day per owned vessel. This rate was fixed until August 2021, increasing thereafter by 3% annually, unless otherwise agreed. As of August 31, 2021, this daily fee is at $3,811 per day per owned vessel. The fee for the ship management services provided by NSM is a daily fee of $25 per day per charter-in vessel. Drydocking expenses under this agreement are reimbursed by Navios Holdings at cost. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Holdings in the event the Management Agreement is terminated on or before August 29, 2024. Total management fees for vessel operating expenses for the three month periods ended September 30, 2021 and 2020 amounted to $8.9 million and $12.0 million, respectively and are presented within the caption “Direct vessel expenses”. Total management fees for vessel operating expenses for the nine month periods ended September 30, 2021 and 2020 amounted to $29.0 million and $34.6 million, respectively and are presented within the caption “Direct vessel expenses”.

Navios Partners Guarantee: In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. In April 2021, the Company paid the amount of $5.0 million to Navios Partners as the final settlement of the outstanding balance of the claim.

General and administrative expenses: Pursuant to an administrative services agreement with the Manager dated August 29, 2019 (“Administrative Services Agreement”), NSM provides administrative services to Navios Holdings. NSM is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for a period of five years thereafter unless a notice of termination is received by either party. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Holdings in the event the Administrative Services Agreement is terminated on or before August 29, 2024. Total general and administrative expenses attributable to this agreement for the three month periods ended September 30, 2021 and 2020 amounted to $1.9 million and $2.5 million, respectively, and are presented within the caption “General and administrative expenses”. Total general and administrative expenses attributable to this agreement for the nine month periods ended September 30, 2021 and 2020 amounted to $6.4 million and $7.1 million, respectively, and are presented within the caption “General and administrative expenses”.

Pursuant to an administrative services agreement with the Manager dated August 29, 2019, NSM provides administrative services to Navios Logistics. Total general and administrative fees for each of the three month periods ended September 30, 2021 and 2020 amounted to $0.3 million and are presented within the caption “General and administrative expenses”. Total general and administrative fees for each of the nine month periods ended September 30, 2021 and 2020 amounted to $0.9 million and are presented within the caption “General and administrative expenses”.

Balance due to/from affiliate companies: Balance due to NSM as of September 30, 2021 amounted to $6.6 million (December 31, 2020: $22.1 million). Balance due to Navios Partners as of September 30, 2021 amounted to $0 (December 31, 2020: $5.0 million related to the Navios Partners Guarantee). Balance due from Navios Acquisition as of September 30, 2021 amounted to $0 (December 31, 2020: $0.2 million related to declared dividend).

As of September 30, 2021 the balance mainly consisted of payables to NSM under our Management Agreement.

Omnibus Agreements: Navios Holdings has entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain dry bulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize dry bulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

Navios Holdings is party to an omnibus agreement with Navios Acquisition and Navios Partners (the “Acquisition Omnibus Agreement”) pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for containership vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter dry bulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its dry bulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Navios Holdings entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliate companies generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of Navios Midstream. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliate companies to compete with Navios Midstream under specified circumstances.

Navios Holdings entered into an omnibus agreement with Navios Containers, Navios Acquisition and Navios Partners, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliate companies generally have granted a right of first refusal to Navios Containers over any containership vessels to be sold or acquired in the future, subject to significant exceptions that would allow Navios Acquisition, Navios Holdings and Navios Partners or any of their controlled affiliate companies to compete with Navios Containers under specified circumstances.

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement, with Navios Acquisition under which Navios Acquisition, which owns and controls Navios Maritime Midstream Partners GP LLC (“Midstream General Partner”), granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner and the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of September 30, 2021, Navios Holdings had not exercised any part of that option.

Sale of Vessels and Sale of Rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognized the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and deferred recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain was amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain was accelerated in the event that (i) the vessel was subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners was reduced. In connection with the public offerings of common units by Navios Partners and the sale of Navios Partners general partnership interest effected on August 30, 2019, a pro rata portion of the deferred gain was released to income upon dilution of the Company’s ownership interest in Navios Partners. As of January 1, 2020, the unamortized deferred gain of $6.3 million was recorded as other adjustments within accumulated deficit.

In March 2021, Navios Holdings completed the sale to Navios Partners of the Navios Centaurus, a 2012-built Panamax vessel of 81,472 dwt, and the Navios Avior, a 2012-built Panamax vessel of 81,355 dwt, for a sale price of $39.3 million, including working capital adjustments. In June 2021, Navios Holdings completed the sale to Navios Partners of the Navios Ray, a 2012 built Capesize vessel of 179,515 dwt, and the Navios Bonavis, a 2009 built Capesize vessel of 180,022 dwt, for a sale price of $58.0 million and the sale of the Navios Koyo, a 2011-built Capesize vessel, previously chartered-in by Navios Holdings, for a sale price of $28.5 million. In July 2021, Navios Holdings completed the sale to Navios Partners of the Navios Azimuth, a 2011 built Capesize vessel of 179,169 dwt, for a sale price of $30.0 million.

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners had made available to Navios Europe II revolving loans of up to $43.5 million to fund the Navios Revolving Loans II. In March 2017, the availability under the Navios Revolving Loans II was increased by $14.0 million (see Note 14 included elsewhere in this Report).

On April 21, 2020, Navios Europe II agreed with the lender to fully release the liabilities under the Junior Loan II for $5.0 million. Navios Europe II owned seven containership vessels and seven drybulk vessels.

On May 14, 2020, an agreement was reached to liquidate Navios Europe II before its original expiration date. The transaction was completed on June 29, 2020.

As a result of this liquidation, Navios Holdings received the total outstanding balance due from Navios Europe II, representing the Navios Revolving Loans II, the Navios Term Loans II and accrued interest thereof directly owed to Navios Holdings, previously presented within the captions “Due from affiliate companies” and “Loans receivable from affiliate companies” and acquired two Panamax vessels of Navios Europe II.

The Navios Revolving Loans II and the Navios Term Loans II earned interest and an annual preferred return, respectively, at 1,800 basis points per annum, on a quarterly compounding basis and were repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There were no covenant requirements or stated maturity dates.

The decline in the fair value of the investment during the first quarter of 2020 was considered as other-than-temporary and, therefore, a loss of $6.1 million was recognized and included in the accompanying interim condensed consolidated statements of comprehensive income/(loss) for the nine month period ended September 30, 2020, within the caption “Impairment of loan receivable from affiliate company”. The fair value was determined based on the liquidation value of Navios Europe II, including the individual fair values assigned to the assets and liabilities of Navios Europe II.

Secured credit facility with Navios Logistics (Grimaud Loan): On April 25, 2019, Navios Holdings entered into a secured credit facility of up to $50.0 million with Navios Logistics on a secured basis to be used for general corporate purposes, including the repurchase of 2022 Notes. This credit facility was secured by any 2022 Notes purchased by Navios Holdings with these funds. The secured credit facility included an arrangement fee of $0.5 million and initially bore a fixed interest rate of 12.75% for the first year and 14.75% for the second year. On December 2, 2019, Navios Holdings and Navios Logistics agreed to increase the secured credit facility by $20.0 million. Following this amendment, as a result of the redemption of the 2022 Logistics Senior Notes, repayment of the Term Loan B Facility and the issuance of 2025 Logistics Senior Notes, (a) the interest rate on the secured credit facility decreased to 10.0%, and (b) the maturity of the secured credit facility was extended to December 2024. As of September 30, 2021, the total amount of this facility was repaid in full, as described below.

On June 24, 2020, Navios Logistics assigned its legal and beneficial right, title and interest in the credit facility to its wholly owned subsidiary Grimaud Ventures S.A. (“Grimaud”).

On June 25, 2020, Navios Holdings and Grimaud amended the Grimaud Loan to allow a portion of the total interest payable to be effected in common shares of Navios Holdings. On July 10, 2020, Navios Holdings issued 2,414,263 shares of common stock to Navios Logistics and paid Navios Logistics $2.3 million in satisfaction of the interest payable in respect of this facility.

Effective as of May 2021, and upon the release of certain collateral, the facility bore interest of 13.0% per annum.

On June 30, 2021, the Company entered into a supplemental agreement to the Grimaud Loan (the “Supplemental Grimaud Loan Agreement”) with Grimaud, whereby the Company and Grimaud agreed to amend the Grimaud Loan. Pursuant to the amendment, the Grimaud Loan could be repaid or prepaid in full by the issuance of shares of common stock of Navios Holdings. The effectiveness of the Supplemental Grimaud Loan Agreement was subject to, and contingent upon, prepayment of the Grimaud Loan in the amount of $7.5 million in cash and the effectiveness of a registration statement registering the resale of Navios Holdings shares, among other conditions.

On July 13, 2021, the Grimaud Loan plus accrued interest was repaid by the Company in full through the issuance of 9,301,542 shares (the “Shares”) of the Company’s common stock and $7.5 million in cash plus accrued and unpaid interest. Please see also Note 10 to the unaudited interim condensed consolidated financial statements included elsewhere in this Report.

NSM Loan: On August 29, 2019, Navios Holdings entered into a secured credit facility of $141.8 million (including post-closing adjustments) with Navios Shipmanagement Holdings Corporation, a wholly owned subsidiary of NSM. In general, the amount owed reflected the excess of (i) the liabilities of the ship management business (including liabilities for advances previously made by affiliate companies to the Company for ongoing operating costs, including technical management services, supplies, dry-docking and related expenses) other than liabilities the assumption of which forms part of the consideration for the shipmanagement sales transaction over (ii) the short term assets of the ship management business. The credit facility is repayable over a five-year period; of the initial amount, $47.0 million was repayable in 2020 in equal quarterly installments, with the remaining principal repayment in equal quarterly installments over the following 48 months. In certain cases, principal payments can be deferred provided that no more than $20.0 million of deferral may be outstanding during the first or second year and $10.0 million outstanding in the third year. The loan agreement provides for interest at 5.0% annually, and 7.0% annually for deferred principal amounts.

As of September 30, 2021, the outstanding balance was $53.0 million (December 31, 2020: $78.4 million) and the accrued interest was $0.3 million (December 31, 2020: $0.5 million). Of the outstanding amount and accrued interest, $4.4 million (December 31, 2020: $10.3 million) is included within the caption “Current portion of loans payable to affiliate companies” and the remaining amount of $48.6 million is included within the caption “Loans payable to affiliate companies, net of current portion”. Please refer to Note 16 to the unaudited interim condensed consolidated financial statements included in this Report for discussion of subsequent refinancing.

The Company’s obligations under the NSM Loan are guaranteed by 2,072,121 common units in Navios Partners (following the NNA merger), first priority share pledges on two companies, that have entered into sale and leaseback agreements and five companies that hold the rights to certain bareboat contracts.

$50.0 million NSM Loan: In June 2020, the Company entered into a secured loan agreement with Navios Shipmanagement Holdings Corporation, a wholly owned subsidiary of NSM for a loan of up to $50.0 million to be used for general corporate purposes. The terms and conditions of the secured loan agreement were approved by a Special Committee of the Board of Directors comprised of independent directors. The loan agreement was repayable in up to 18 equal consecutive quarterly installments. The loan agreement provided for interest at a rate of 5.0% annually (and 7.0% annually for deferred principal amounts).

The Company’s obligations under the $50.0 million NSM Loan were guaranteed by first priority security interests in a vessel, as well as pledge of certain First Priority Ship Mortgage Notes due 2022 owned by Navios Holdings and 40,587 common units in Navios Partners.

On July 12, 2021, the Company refinanced the total outstanding balance of $39.7 million under this facility through the $115.0 million NSM Loan described below.

$115.0 million NSM Loan: In June 2021, the Company entered into a senior secured term loan facility with Navios Shipmanagement Holdings Corporation, a wholly owned subsidiary of NSM, for a loan up to $115.0 million (i) to refinance $39.7 million being the outstanding balance under the $50.0 million NSM Loan described above (“Tranche A”), (ii) to redeem amount of $70.0 million of 2022 Senior Secured Notes and (iii) to be used for general corporate purposes (“Tranche B”). The terms and conditions of the secured loan agreement were approved by a Special Committee of the Board of Directors comprised of independent directors. Tranche A is repayable in 14 quarterly installments of $2.8 million and matures on November 30, 2024. Tranche B is repayable in seven quarterly installments with the first two being of an amount of $22.6 million each and the remaining of an amount of $6.0 million each and matures on February 28, 2023.

Both tranches bear interest at a rate of 10.5% per annum, payable quarterly. The Company may elect to defer one scheduled amortization payment by 90 days and interest payments, in which case the applicable interest rate will be 12.0% per annum, compounded quarterly.

The Company’s obligations under the $115.0 million NSM Loan are guaranteed by first priority security interests in a vessel, as well as pledge of certain First Priority Ship Mortgage Notes due 2022 owned by Navios Holdings and 40,587 common units in Navios Partners and a second priority pledge in the Navios Logistics’ shares, 1,070,491 Navios Partners’ common units (following the NNA merger) and second priority pledge over the collaterals securing the NSM Loan.

On July 12, 2021, the amount under this facility was fully drawn.

As of September 30, 2021, the outstanding balance was $90.3 million and the accrued interest was $0.8 million. Of the outstanding amount and accrued interest, $26.3 million is included within the caption “Current portion of loans payable to affiliate companies”, net of deferred financing fees of $0.3 million and the remaining amount of $64.1 million is included within the caption “Loans payable to affiliate companies, net of current portion, net of deferred financing fees of $0.9 million. Please refer to Note 16 to the unaudited interim condensed consolidated financial statements included in this Report for discussion of subsequent refinancing.

Navios Logistics’ Shareholders Agreement: On November 19, 2019, Navios Holdings entered into a shareholder agreement with Peers Business Inc. granting certain protections to minority shareholders in certain events. Please refer to Note 10 to the unaudited interim condensed consolidated financial statements included in this Report.

Promissory note: On July 30, 2021, Navios Logistics issued a $20.0 million promissory note to Grimaud. The promissory note is payable in four semi-annual equal installments commencing on August 15, 2021. The Company has the ability to defer payment of one of the first three installments subject to certain conditions. On August 15, 2021, the first installment was paid. Please refer to Note 10 to the unaudited interim condensed consolidated financial statements included in this Report.

Quantitative and Qualitative Disclosures about Market Risks

Navios Holdings is exposed to certain risks related to interest rate, foreign currency and charter rate risks.

Interest Rate Risk

Debt Instruments — On September 30, 2021 and December 31, 2020, Navios Holdings had a total of $1,392.2 million and $1,612.7 million, respectively, of long-term indebtedness. All of the Company’s debt is U.S. dollar-denominated. The 2022 Senior Secured Notes, the 2022 Notes, the 2024 Notes, the NSM Loan, the $115.0 million NSM Loan, the 2025 Logistics Senior Notes and two Navios Logistics’ loans bear interest at a fixed rate; the remaining balance of Navios Holdings’ debt bears interest at a floating rate.

Changes in interest rates for our floating-rate loan facilities would affect their interest rate and related interest expense. As of September 30, 2021, the outstanding amount of the Company’s floating rate loan facilities was $93.0 million. A change in the LIBOR rate of 100 basis points would change interest expense for the nine month ended September 30, 2021 by $0.9 million. The interest rates on the 2022 Senior Secured Notes, the 2022 Notes, the 2024 Notes, the NSM Loan, the $115.0 million NSM Loan, the 2025 Logistics Senior Notes and two Navios Logistics’ loans are fixed and, therefore, changes in interest rates affect their fair value, which as of September 30, 2021 was $1,330.5 million, but do not affect their related interest expense.

For a detailed discussion of Navios Holdings’ debt instruments refer to the section “Long-Term Debt Obligations and Credit Arrangements” included elsewhere in this document.

Foreign Currency Risk

Foreign Currency: In general, the shipping industry is a U.S. dollar dominated industry. Revenue is set mainly in U.S. dollars, and 26.1% of Navios Holdings’ expenses are also incurred in U.S. dollars. Certain of our expenses are paid in foreign currencies and a one percent change in the exchange rates of the various currencies at September 30, 2021 would change net income by $0.6 million for the nine month ended September 30, 2021.

Charter Rate Risks

See “Charter Policy and Industry Outlook” for our approach and managing charter rate risk.

Critical Accounting Policies

Navios Holdings’ unaudited interim condensed consolidated financial statements have been prepared in accordance with U.S. GAAP. The preparation of these financial statements requires Navios Holdings to make estimates in the application of its accounting policies based on the best assumptions, judgments and opinions of management. Critical accounting policies are those that reflect significant judgments or uncertainties, and potentially result in materially different results under different assumptions and conditions. All significant accounting policies are as described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2020.

Investments in Equity Securities

Navios Holdings evaluates its investments in Navios Acquisition, Navios Partners and Navios Containers (through its acquisition by Navios Partners on March 31, 2021) and evaluated its investment in Navios Europe II for OTTI on a quarterly basis. Consideration is given to (i) the length of time and the extent to which the fair value has been less than the carrying value, (ii) the financial condition and near-term prospects of such companies, and (iii) the intent and ability of the Company to retain its investment in these companies for a period of time sufficient to allow for any anticipated recovery in fair value (see also Note 14 included elsewhere in this Report).

Recent Accounting Pronouncements

The Company’s recent accounting pronouncements are included in the accompanying notes to the unaudited interim condensed consolidated financial statements included elsewhere in this Report.

NAVIOS MARITIME HOLDINGS INC.

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Expressed in thousands of U.S. dollars — except share data)

	Notes	September 30, 2021 (unaudited)	December 31, 2020 (unaudited)
ASSETS
Current assets
Cash and cash equivalents	3, 7, 12	$46,730	$94,881
Restricted cash	3, 7, 8, 12	10	16,303
Accounts receivable, net		61,489	54,328
Due from affiliate companies	9	—	243
Inventories		15,912	14,121
Prepaid expenses and other current assets		18,984	14,981

Total current assets		143,125	194,857

Vessels, port terminals and other fixed assets, net	4	983,904	1,139,539
Investments in affiliate companies	9, 14	111,551	56,988
Other long-term assets		79,910	93,080
Operating lease assets	15	180,869	227,962
Intangible assets other than goodwill	5	94,382	98,563
Goodwill	12	160,336	160,336

Total non-current assets		1,610,952	1,776,468

Total assets		$1,754,077	$1,971,325

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities
Accounts payable		$38,246	$29,185
Accrued expenses and other liabilities		39,118	72,535
Deferred income and cash received in advance		14,896	8,342
Operating lease liabilities, current portion	15	55,096	81,415
Due to affiliate companies	9	6,645	27,114
Current portion of loans payable to affiliate companies, net	6, 7, 9	30,419	26,595
Current portion of long-term debt, net	6, 7	31,467	48,219
Current portion of promissory note	10	5,000	—
Current portion of senior and ship mortgage notes, net	6, 7	209,481	299,377

Total current liabilities		430,368	592,782

Senior and ship mortgage notes, net of current portion	6, 7	900,558	964,189
Long-term debt, net of current portion	6, 7	87,445	143,417
Long term portion, promissory note	10	10,000	—
Loans payable to affiliate companies, net of current portion	6, 7, 9	111,757	102,632
Other long-term liabilities and deferred income	9	685	660
Operating lease liabilities, net of current portion	15	155,545	193,351
Deferred tax liability		10,387	8,577

Total non-current liabilities		1,276,377	1,412,826

Total liabilities		1,706,745	2,005,608

Commitments and contingencies	8	—	—
Stockholders’ equity
Preferred stock — $0.0001 par value, authorized 1,000,000 shares, 23,032 issued and outstanding both as of September 30, 2021 and December 31, 2020.	10	—	—
Common stock — $0.0001 par value, authorized 250,000,000 shares, 25,198,606 and 15,881,147 issued and outstanding as of September 30, 2021 and December 31, 2020, respectively.	10	2	1
Additional paid-in capital		676,561	643,033
Accumulated deficit		(699,685)	(784,592)

Total Navios Holdings stockholders’ deficit		(23,122)	(141,558)

Noncontrolling interest		70,454	107,275

Total stockholders’ equity/(deficit)		47,332	(34,283)

Total liabilities and stockholders’ equity		$1,754,077	$1,971,325

See unaudited condensed notes to condensed consolidated financial statements

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME/(LOSS)

(Expressed in thousands of U.S. dollars — except share and per share data)

	Notes	Three Month Period Ended September 30, 2021	Three Month Period Ended September 30, 2020	Nine Month Period Ended September 30, 2021	Nine Month Period Ended September 30, 2020
		(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	12	$168,449	$126,155	$429,024	$314,365
Time charter, voyage and logistics business expenses	9	(41,551)	(39,376)	(116,719)	(128,730)
Direct vessel expenses	9	(28,571)	(28,093)	(83,718)	(78,831)
General and administrative expenses	9	(6,859)	(7,646)	(22,222)	(23,444)
Depreciation and amortization	4, 5, 12	(14,539)	(17,753)	(46,793)	(53,841)
Interest expense and finance cost, net	12	(35,089)	(36,859)	(107,459)	(99,920)
Impairment loss/ loss on sale of vessels, net	4	—	(7,683)	(25,861)	(27,898)
(Loss)/gain on bond and debt extinguishment	6	(822)	(4,157)	1,051	7,047
Other (expense)/income, net	11, 14	(2,181)	2,382	(3,428)	(772)
Impairment of loan receivable from affiliate company		—	—	—	(6,050)

Income/ (loss) before equity in net earnings of affiliate companies		38,837	(13,030)	23,875	(98,074)

Equity in net earnings of affiliate companies	9, 12, 14	14,329	4,390	54,923	7,698

Income/ (loss) before taxes		$53,166	$(8,640)	$78,798	$(90,376)

Income tax expense		(3,696)	(453)	(3,470)	(380)

Net income/ (loss)		$49,470	$(9,093)	$75,328	$(90,756)

Less: Net loss/ (income) attributable to the noncontrolling interest		10,338	(967)	9,578	(7,850)

Net income/ (loss) attributable to Navios Holdings common stockholders		$59,808	$(10,060)	$84,906	$(98,606)

Income/ (loss) attributable to Navios Holdings common stockholders, basic and diluted	13	$58,524	$(11,344)	$81,061	$(102,302)

Basic earnings/ (loss) per share attributable to Navios Holdings common stockholders		$3.67	$(0.88)	$5.76	$(7.94)

Weighted average number of shares, basic	13	15,924,134	12,901,880	14,065,205	12,888,831

Diluted earnings/ (loss) per share attributable to Navios Holdings common stockholders		$3.59	$(0.88)	$5.61	$(7.94)

Weighted average number of shares, diluted	13	16,308,552	12,901,880	14,452,016	12,888,831

See unaudited condensed notes to condensed consolidated financial statements

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. dollars)

	Notes	Nine Month Period Ended September 30, 2021	Nine Month Period Ended September 30, 2020
		(unaudited)	(unaudited)
OPERATING ACTIVITIES:
Net income/(loss)		$75,328	$(90,756)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Non-cash adjustments		36,524	89,736
(Increase)/decrease in operating assets		(13,967)	20,542
(Decrease)/increase in operating liabilities		(48,588)	31,284
Payments for drydock and special survey costs		(17,629)	(15,501)

Net cash provided by operating activities		31,668	35,305

INVESTING ACTIVITIES:
Acquisition of/additions to vessels	4	(24,469)	(96,595)
Deposits for vessels, port terminals and other fixed assets acquisitions	4	(19,317)	(1,999)
Deposits for option to acquire vessels	8	—	(2,099)
Loans from affiliate companies		—	18,629
Proceeds from lease receivable		—	114
Proceeds from sale of assets		167,016	69,823
Purchase of property, equipment and other fixed assets	4	(3,764)	(1,703)
Dividends received from affiliate companies	14	243	4,379

Net cash provided by/(used in) investing activities		119,709	(9,451)

FINANCING ACTIVITIES:
Repayment of long-term debt and payment of principal	6	(90,453)	(156,611)
Repurchase of senior notes	6	(158,588)	(384,443)
Repayment of loan payable to affiliate companies		(101,225)	(50,000)
Proceeds from loan payable to affiliate companies, net of deferred financing costs		113,618	50,000
Proceeds from issuance of senior notes, net of deferred financing costs	6	—	487,504
Proceeds from long-term loans, net of deferred financing costs	6	—	80,487
Proceeds from sale of shares, net	10	41,827	—
Dividends paid to noncontrolling shareholders	10	—	(12,256)
Acquisition of noncontrolling interest	10	(21,000)	—

Net cash (used in)/provided by financing activities		(215,821)	14,681

(Decrease)/increase in cash and cash equivalents and restricted cash		(64,444)	40,535

Cash and cash equivalents and restricted cash, beginning of period		111,184	78,727

Cash and cash equivalents and restricted cash, end of period	3	$46,740	$119,262

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for interest, net of capitalized interest		$136,725	$106,759
Cash paid for income taxes		$260	$186
Non-cash investing and financing activities
Sale of vessels	4	$5,766	$18,000
Proceeds from the Navios Logistics’ Seller’s Credit Agreement for the construction of six liquid barges	6	$2,246	$—
Proceeds from the Navios Logistics’ Seller’s Credit Agreement for the acquisition of Navios Logistics’ 2020 Fleet	6	$15,000	$—
Transfers from deposits for vessels, port terminals and other fixed assets	4	$57,107	$—
Deposits for vessels, port terminals and other fixed assets	4	$(356)	$—
Acquisition of/additions to vessels	4	$—	$(986)
Promissory note for the acquisition of the noncontrolling interest	10	$15,000	$—
Other long-term assets unpaid as of September 30, 2021		$(386)	$—

See unaudited condensed notes to condensed consolidated financial statements

NAVIOS MARITIME HOLDINGS INC. CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(Expressed in thousands of U.S. dollars —  except share data)

	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Navios Holdings’ Stockholders’ Deficit	Noncontrolling Interest	Total (Deficit)/ Equity
Balance December 31, 2020	23,032	$—	15,881,147	$1	$643,033	$(784,592)	$(141,558)	$107,275	$(34,283)
Net income	—	—	—	—	—	163	163	1,151	1,314
Cancellation of shares	—	—	(27)	—	—	—	—	—	—
Stock-based compensation expenses (Note 10)	—	—	16,000	—	155	—	155	—	155

Balance March 31, 2021 (unaudited)	23,032	$—	15,897,120	$1	$643,188	$(784,429)	$(141,240)	$108,426	$(32,814)

Net income/(loss)	—	—	—	—	—	24,936	24,936	(391)	24,545
Cancellation of shares	—	—	(56)	—	—	—	—	—	—
Stock-based compensation expenses (Note 10)	—	—	—	—	151	—	151	—	151
Balance June 30, 2021 (unaudited)	23,032	$—	15,897,064	$1	$643,339	$(759,493)	$(116,153)	$108,035	$(8,118)

Net income/(loss)	—	—	—	—	—	59,808	59,808	(10,338)	49,470
Common stock issued, net (Note 10)	—	—	9,301,542	1	—	—	1	—	1
Sale of shares (Note 10)	—	—	—		41,826	—	41,826	—	41,826
Stock-based compensation expenses (Note 10)	—	—	—	—	153	—	153	—	153
Acquisition of Noncontrolling Interest (Note 10)	—	—	—	—	(8,757)	—	(8,757)	(27,243)	(36,000)

Balance September 30, 2021 (unaudited)	23,032	$—	25,198,606	$2	$676,561	$(699,685)	$(23,122)	$70,454	$47,332

	Number of Preferred Shares	Preferred Stock	Number of Common Shares	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Navios Holdings’ Stockholders’ (Deficit)/Equity	Noncontrolling Interest	Total Equity
Balance December 31, 2019	23,242	$—	13,360,356	$1	$641,765	$(597,916)	$43,850	$115,175	$159,025
Net (loss)/income	—	—	—	—	—	(53,275)	(53,275)	2,549	(50,726)
Conversion of convertible preferred stock to common stock (Note 10)	(210)	—	22,712	—	—	—	—	—	—
Stock-based compensation expenses (Note 10)	—	—	84,336	—	333	—	333	—	333
Other adjustments in Retained Earnings	—	—	—	—	—	6,285	6,285	—	6,285
Dividends paid to Noncontrolling Shareholders	—	—	—	—	—	—	—	(9,948)	(9,948)

Balance March 31, 2020 (unaudited)	23,032	$—	13,467,404	$1	$642,098	$(644,906)	$(2,807)	$107,776	$104,969

Net (loss)/income	—	—	—	—	—	(35,271)	(35,271)	4,334	(30,937)
Cancellation of shares	—	—	(1,230)	—	—	—	—	—	—
Stock-based compensation expenses (Note 10)	—	—	—	—	321	—	321	—	321

Balance June 30, 2020 (unaudited)	23,032	$—	13,466,174	$1	$642,419	$(680,177)	$(37,757)	$112,110	$74,353

Net loss	—	—	—	—	—	(10,060)	(10,060)	967	(9,093)
Cancellation of shares (Note 10)	—	—	(100)	—	—	—	—	—	—
Common stock issued (Note 10)	—	—	2,414,263	—	—	—	—	—	—
Stock-based compensation expenses (Note 10)	—	—	—	—	320	—	320	—	320
Dividends paid to Noncontrolling Shareholders (Note 10)	—	—	—	—	—	—	—	(2,308)	(2,308)

Balance September 30, 2020 (unaudited)	23,032	$—	15,880,337	$1	$642,739	$(690,237)	$(47,497)	$110,769	$63,272

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 1: DESCRIPTION OF BUSINESS

Navios Maritime Holdings Inc. (“Navios Holdings” or the “Company”) (NYSE: NM) is a global seaborne shipping and logistics company focused on the transport and transshipment of dry bulk commodities, including iron ore, coal and grain.

Navios South American Logistics Inc.

Navios South American Logistics Inc. (“Navios Logistics”), a consolidated subsidiary of the Company, was incorporated under the laws of the Republic of the Marshall Islands on December 17, 2007. Navios Logistics believes it is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia river system, the main navigable river system in the region, and on cabotage trades along the south-eastern coast of South America. Navios Logistics is focused on providing its customers integrated transportation, storage and related services through its port facilities, its large, versatile fleet of dry and liquid cargo barges and its product tankers. Navios Logistics serves the needs of a number of growing South American industries, including mineral and grain commodity providers as well as users of refined petroleum products. As of September 30, 2021, Navios Holdings owned 63.8% of Navios Logistics’ stock.

Navios Partners

Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM) is an international owner and operator of dry and liquid cargo vessels and is engaged in the seaborne transportation services of a wide range of dry cargo commodities including iron ore, coal, grain, fertilizer, containers, crude oil, refined petroleum products and bulk liquid chemicals chartering its vessels under short, medium and longer-term charters.

As of September 30, 2021, Navios Holdings had a 9.4% ownership interest in Navios Partners. Incentive distribution rights are held by a consolidated subsidiary of Navios Holdings.

On October 15, 2021 Navios Partners completed the merger (“NNA Merger”) with Navios Maritime Acquisition Corporation (“Navios Acquisition”). Refer to Note 14.

Navios Containers

Navios Containers was an international owner and operator of containerships. As of December 31, 2020, Navios Holdings held a 3.9% ownership in Navios Containers. As of September 30, 2021, Navios Holdings had no equity investment in Navios Containers due to the NMCI Merger.

Navios Acquisition

Navios Acquisition, is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals.

As of September 30, 2021, Navios Holdings had a 6.9% ownership interest in Navios Acquisition.

Following the NNA Merger, which was completed on October 15, 2021, Navios Acquisition common shares were no longer listed for trading on NYSE. Refer to Note 14.

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe (II) Inc. (“Navios Europe II”) and had economic interests of 47.5%, 47.5% and 5.0%, respectively, and voting interests of 50%, 50% and 0%, respectively. Navios Europe II was engaged in the marine transportation industry through the ownership of seven dry bulk and seven containership vessels. On April 21, 2020, Navios Europe II and the lenders agreed to fully release the liabilities under the Junior Loan II for $5,000. The structure was liquidated in June 2020. Refer to Note 9.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)

Basis of presentation: The accompanying interim condensed consolidated financial statements are unaudited, but, in the opinion of management, reflect all adjustments for a fair statement of Navios Holdings’ consolidated balance sheets, statements of comprehensive income/(loss), statements of cash flows and statements of changes in equity for the periods presented. The results of operations for the interim periods are not necessarily indicative of results for the full year. The footnotes are condensed as permitted by the requirements for interim financial statements and accordingly, do not include information and disclosures required under United States generally accepted accounting principles (“U.S. GAAP”) for complete financial statements. All such adjustments are deemed to be of a normal recurring nature. These interim financial statements should be read in conjunction with the Company’s consolidated financial statements and notes included in Navios Holdings’ Annual Report for the year ended December 31, 2020 filed on Form 20-F with the Securities and Exchange Commission (“SEC”).

Going concern

The interim condensed consolidated financial statements have been prepared on a going concern basis.

As of September 30, 2021, Navios Holdings’ current assets totaled $143,125, while current liabilities excluding operating lease liabilities, current portion totaled $375,272, resulting in a negative working capital position of $232,147, primarily related to the classification as current of $113,291 of the 11.25% Senior Secured Notes (the “2022 Senior Secured Notes”) and $96,190 of the 7.375% First Priority Ship Mortgage Notes (the “2022 Notes”) as described below and in Note 16 to the interim condensed consolidated financial statements.

As of September 30, 2021, Navios Holdings had redeemed $140,000 at par of the 2022 Senior Secured Notes after issuing three notices of redemption, one in July 2021 for $100,000, and two in September for $20,000 each. In October 2021, Navios Holdings issued a fourth notice of redemption with respect to an aggregate principal amount of $10,000 at par of the 2022 Senior Secured Notes with redemption date being October 11, 2021. After these redemptions, $155,000 in aggregate principal amount of the 2022 Senior Secured Notes remain outstanding, which mature in August 2022. As of September 2021, Navios Holdings had repurchased $21,356 at par value of the 2022 Notes, which mature in January 2022.

Navios Holdings expects to refinance its forthcoming maturities under the 2022 Notes and the 2022 Senior Secured Notes, through (i) additional borrowing of up to $150,000 secured under the amended and restated loan agreements to the existing NSM loans that are currently outstanding; (ii) a term loan facility with Credit Agricole CIB (“CACIB”) and BNP Paribas (“BNPP”) of up to $105,000; (iii) a term loan facility with Hamburg Commercial Bank AG (“HCOB”) of up to $105,000; (iv) sale and leaseback agreements of $77,000 and from cash flows from operations and/or proceeds from sale of vessels and other assets. Please see Note 16 for disclosure of the abovementioned financings.

Following the above and based on internal forecasts and projections that take into account reasonably possible changes in Company’s trading performance and the ability to sell vessels and other assets, management believes that the Company has adequate financial resources to continue in operation and meet its financial commitments, including but not limited to capital expenditures and debt service obligations, for a period of at least twelve months from the date of issuance of these interim condensed consolidated financial statements. Although internal forecasts and projections are driven by market data and are subject to future volatility along with other factors outside the control of the Company, with the existence of alternative liquidity sources and management’s ability to utilize them if needed, management concludes that substantial doubt about the Company’s ability to continue as a going concern has been alleviated as of the date of the issuance of these financial statements.

(b)

Principles of consolidation: The accompanying interim condensed consolidated financial statements include the accounts of Navios Holdings, a Marshall Islands corporation, and its majority owned subsidiaries. All significant intercompany balances and transactions have been eliminated in the consolidated statements.

Subsidiaries: Subsidiaries are those entities in which the Company has an interest of more than one half of the voting rights or otherwise has power to govern the financial and operating policies. The acquisition method of accounting is used to account for the acquisition of subsidiaries. The cost of an acquisition is measured as the fair value of the assets given up, shares issued or liabilities undertaken at the date of acquisition. The excess of the cost of acquisition over the fair value of the net assets acquired and liabilities assumed is recorded as goodwill. All subsidiaries included in the interim condensed consolidated financial statements are 100% owned, except for Navios Logistics, which is 63.8% owned by Navios Holdings.

Investments in Affiliate Companies: Affiliate companies are entities over which the Company generally has between 20% and 50% of the voting rights, or over which the Company has significant influence, but it does not exercise control. Investments in these entities are accounted for under the equity method of accounting. Under this method, the Company records an investment in the stock of an affiliate company at cost, and adjusts the carrying amount for its share of the earnings or losses of the affiliate company subsequent to the date of investment and reports the recognized earnings or losses in income. Dividends received from an affiliate company reduce the carrying amount of the investment. The Company recognizes gains and losses in earnings for

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

the issuance of shares by its affiliate companies, provided that the issuance of shares qualifies as a sale of shares. When the Company’s share of losses in an affiliate company equals or exceeds its interest in the affiliate company, the Company does not recognize further losses, unless the Company has incurred obligations or made payments on behalf of the affiliate company.

Affiliate companies included in the financial statements accounted for under the equity method: In the interim condensed consolidated financial statements of Navios Holdings, the following entities are included as affiliate companies and are accounted for under the equity method for such periods: (i) Navios Partners and its subsidiaries (ownership interest as of September 30, 2021 was 9.4%); Navios Acquisition and its subsidiaries (ownership interest as of September 30, 2021 was 6.9%); (iii) Navios Containers and its subsidiaries (ownership interest through Navios Partners’ NMCI Merger, as defined herein, in March 2021 was 3.9%); and (iv) Navios Europe II and its subsidiaries (economic interest through liquidation in June 2020 was 47.5%).

(c)	Revenue Recognition:

Revenue is recognized when (or as) the Company transfers promised goods or services to its customers in amounts that reflect the consideration to which the company expects to be entitled to in exchange for those goods or services, which occurs when (or as) the Company satisfies its contractual obligations and transfers control of the promised goods or services to its customers. Revenues are recognized to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identification of the promised goods or services in the contract; (ii) determination of whether the promised goods or services are performance obligations, including whether they are distinct in the context of the contract; (iii) measurement of the transaction price, including the constraint on variable consideration; (iv) allocation of the transaction price to the performance obligations based on estimated selling prices; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

Voyage revenues for the transportation of cargo are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence when a vessel arrives at the loading port, as applicable under the contract, and is deemed to end upon the completion of the discharge of the current cargo. Under a voyage charter, a vessel is provided for the transportation of specific goods between specific ports in return for payment of an agreed upon freight per ton of cargo.

Revenues are recorded net of address commissions. Address commissions represent a discount provided directly to the charterers based on a fixed percentage of the agreed upon charter rate. Since address commissions represent a discount (sales incentive) on services rendered by the Company and no identifiable benefit is received in exchange for the consideration provided to the charterer, these commissions are presented as a reduction of revenue.

Revenue from contracts of affreightment (“COA”)/voyage contracts relating to our barges are recognized ratably over the estimated relative transit time of each voyage. A voyage is deemed to commence upon the barge’s arrival at the loading port, as applicable under the contract, and is deemed to end upon the completion of discharge under the current voyage. The percentage of transit time is based on the days traveled as of the balance sheet date divided by the total days expected for the voyage. The position of the barge at the balance sheet date is determined by the days traveled as of the balance sheet date over the total voyage of the pushboat having the barge in tow. Revenue arising from contracts that provide our customers with continuous access to convoy capacity is recognized ratably over the period of the contracts.

Demurrage income represents payments made by the charterer to the vessel owner when loading or discharging time exceeds the stipulated time in the voyage charter and is recognized as it is earned.

The Company recognizes revenue ratably from the vessel’s/barge’s arrival at the loading port, as applicable under the contract, to when the charterer’s cargo is discharged as well as defer costs that meet the definition of “costs to fulfill a contract” and relate directly to the contract.

Revenues from time chartering and bareboat chartering of vessels and barges are accounted for as operating leases and are thus recognized on a straight line basis as the average revenue over the rental periods of such charter agreements as service is performed, except for loss generating time charters, in which case the loss is recognized in the period when such loss is determined. A time charter involves placing a vessel or barge at the charterer’s disposal for a period of time during which the charterer uses the vessel in return for the payment of a specified daily hire rate. Short period charters for less than three months are referred to as spot-charters. Charters extending three months to a year are generally referred to as medium-term charters. All other charters are considered long-term. Under time charters, operating costs such as for crews, maintenance and insurance are typically paid by the owner of the vessel.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

For vessels operating in pooling arrangements, the Company earns a portion of total revenues generated by the pool, net of expenses incurred by the pool. The amount allocated to each pool participant vessel, including the Company’s vessels, is determined in accordance with an agreed-upon formula, which is determined by margins awarded to each vessel in the pool based on the vessel’s age, design and other performance characteristics. Revenue under pooling arrangements is accounted for on the accrual basis and is recognized in the period in which the variability is resolved. The allocation of such net revenue may be subject to future adjustments by the pool; however, such changes are not expected to be material.

Revenues from dry port terminal operations consist of an agreed flat fee per ton and cover the services performed to unload barges (or trucks), transfer the product into silos or the stockpiles for temporary storage and then loading the ocean-going vessels. Revenues are recognized upon completion of loading the ocean-going vessels. Revenue arising from contracts that provide our customers with continuous access to port terminal storage and transshipment capacity is recognized ratably over the period of the contracts. Additionally, fees are charged for vessel dockage and for storage time in excess of contractually specified terms. Dockage revenues are recognized ratably up to completion of loading as the performance obligation is met evenly over the loading period. Storage fees are assessed and recognized at the point when the product remains in the silo storage beyond the contractually agreed time allowed. Storage fee revenue is recognized ratably over the storage period and ends when the product is loaded onto the ocean-going vessel.

Revenues from liquid port terminal consist mainly of sales of petroleum products in the Paraguayan market and revenues from liquid port operations. Revenues from liquid port terminal operations consist of an agreed flat fee per cubic meter or a fixed rate over a specific period to cover the services performed to unload barges, transfer the products into the tanks for temporary storage and then loading the trucks. Revenues that consist of an agreed flat fee per cubic meter are recognized upon completion of loading the trucks. Revenues from liquid port terminal operations that consist of a fixed rate over a specific period are recognized ratably over the storage period as the performance obligation is met evenly over time, ending when the product is loaded onto the trucks.

Expenses related to our revenue-generating contracts are recognized as incurred.

The following tables reflect the revenue earned per category for the three and nine month periods ended September 30, 2021 and 2020:

	Dry Bulk Vessel Operations for the Three Month Period Ended September 30, 2021	Logistics Business for the Three Month Period Ended September 30, 2021	Total for the Three Month Period Ended September 30, 2021
COA/Voyage revenue	$5,893	$22,169	$28,062
Time chartering revenue	$98,696	$10,967	$109,663
Port terminal revenue	$—	$22,101	$22,101
Storage fees (dry port) revenue	$—	$62	$62
Dockage revenue	$—	$1,479	$1,479
Sale of products revenue	$—	$4,955	$4,955
Liquid port terminal revenue	$—	$1,496	$1,496
Other	$336	$295	$631

Total	$104,925	$63,524	$168,449

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Dry Bulk Vessel Operations for the Three Month Period Ended September 30, 2020	Logistics Business for the Three Month Period Ended September 30, 2020	Total for the Three Month Period Ended September 30, 2020
COA/Voyage revenue	$926	$17,200	$18,126
Time chartering revenue	$66,425	$14,501	$80,926
Port terminal revenue	$—	$20,133	$20,133
Storage fees (dry port) revenue	$—	$187	$187
Dockage revenue	$—	$1,263	$1,263
Sale of products revenue	$—	$4,168	$4,168
Liquid port terminal revenue	$—	$1,157	$1,157
Other	$48	$147	$195

Total	$67,399	$58,756	$126,155

	Dry Bulk Vessel Operations for the Nine Month Period Ended September 30, 2021	Logistics Business for the Nine Month Period Ended September 30, 2021	Total for the Nine Month Period Ended September 30, 2021
COA/Voyage revenue	$13,909	$61,651	$75,560
Time chartering revenue	$240,013	$32,940	$272,953
Port terminal revenue	$—	$63,026	$63,026
Storage fees (dry port) revenue	$—	$186	$186
Dockage revenue	$—	$3,359	$3,359
Sale of products revenue	$—	$8,450	$8,450
Liquid port terminal revenue	$—	$3,944	$3,944
Other	$784	$762	$1,546

Total	$254,706	$174,318	$429,024

	Dry Bulk Vessel Operations for the Nine Month Period Ended September 30, 2020	Logistics Business for the Nine Month Period Ended September 30, 2020	Total for the Nine Month Period Ended September 30, 2020
COA/Voyage revenue	$3,719	$43,146	$46,865
Time chartering revenue	$136,130	$49,813	$185,943
Port terminal revenue	$—	$55,961	$55,961
Storage fees (dry port) revenue	$—	$3,029	$3,029
Dockage revenue	$—	$3,172	$3,172
Sale of products revenue	$—	$15,425	$15,425
Liquid port terminal revenue	$—	$3,424	$3,424
Other	$112	$434	$546

Total	$139,961	$174,404	$314,365

Deferred Income and Cash Received In Advance: Deferred voyage revenue primarily relates to cash received from charterers prior to it being earned.

These amounts are recognized as revenue over the voyage or charter period.

(d)	Recent Accounting Pronouncements:

Adoption of new accounting pronouncements:

In December 2019, FASB issued ASU 2019-12, Income Taxes (Topic 740), which modifies ASC 740 to simplify the accounting for income taxes. It removes certain exceptions to the general principles in Topic 740 and amends existing guidance to improve consistent application. The amendments in ASU 2019-12 are effective for public business entities for fiscal years beginning after December 15, 2020, including interim periods therein. Early adoption of the standard is permitted, including adoption in interim or annual periods for which financial statements have not yet been issued. The adoption of this ASU on January 1, 2021 did not have a material impact on the Company’s interim condensed consolidated financial statements.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

In August 2018, FASB issued ASU 2018-14, “Compensation-Retirement Benefits-Defined Benefit Plans (Topic 715-20): Disclosure Framework-Changes to the Disclosure Requirements for Defined Benefit Plans”. This update modifies the disclosure requirements for defined benefit pension plans and other postretirement plans. ASU 2018-14 is effective for public business entities that are SEC filers beginning in the first quarter of fiscal year 2021, and earlier adoption is permitted. The adoption of this ASU on January 1, 2021 did not have a material impact on the Company’s interim condensed consolidated financial statements.

NOTE 3: CASH AND CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents and restricted cash consisted of the following:

	September 30, 2021	December 31, 2020
Cash on hand and at banks	$46,685	$94,787
Short-term deposits and highly liquid funds	45	94
Restricted cash	10	16,303

Cash and cash equivalents and restricted cash	$46,740	$111,184

Short-term deposits and highly liquid funds relate to amounts held in banks for general financing purposes and represent deposits with an original maturity of less than three months and are included in the consolidated balance sheets within the caption “Cash and cash equivalents”.

Cash deposits and cash equivalents in excess of amounts covered by government-provided insurance are exposed to loss in the event of non-performance by financial institutions. Navios Holdings does maintain cash deposits and equivalents in excess of government provided insurance limits. Navios Holdings reduces exposure to credit risk by dealing with a diversified group of major financial institutions.

NOTE 4: VESSELS, PORT TERMINALS AND OTHER FIXED ASSETS, NET

Vessels, Port Terminals and Other Fixed Assets, net	Cost	Accumulated Depreciation	Net Book Value
Balance December 31, 2020	$1,600,313	$(460,774)	$1,139,539
Additions	8,233	(42,612)	(34,379)
Impairment losses	(89,888)	68,258	(21,630)
Vessel disposals	(172,782)	—	(172,782)
Transfers from oil storage plant and port facilities for liquid cargoes	5,646	—	5,646
Vessel acquisition	16,049	—	16,049
Transfers from deposits for vessels, port terminal and other fixed assets, net	51,461	—	51,461

Balance September 30, 2021	$1,419,032	$(435,128)	$983,904

Deposits for Vessels and Port Terminals Acquisitions

During the first quarter of 2021, Navios Logistics completed the construction of six liquid barges and a total of $19,501 had been transferred to “Vessels, port terminals and other fixed assets, net” in the interim condensed consolidated statement of financial position, of which capitalized interest amounted to $1,062. As of December 31, 2020, Navios Logistics had paid $16,696, for the construction of these barges, which were included within “Other long-term assets”. Capitalized interest included within “Other long-term assets” amounted to $611 as of December 31, 2020.

During the first quarter of 2021, Navios Logistics completed the construction of two new tanks in its liquid port terminal. As of September 30, 2021, a total of $1,843 had been transferred to “Vessels, port terminals and other fixed assets, net” in the interim condensed consolidated statement of financial position. As of December 31, 2020, Navios Logistics had paid $1,285 for the construction of two new tanks in its liquid port terminal.

As of September 30, 2021 and December 31, 2020, Navios Logistics had paid $698 and $631, respectively, for capitalized expenses for the development of its port operations in Port Murtinho region, Brazil.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

During the second quarter of 2021, Navios Logistics completed the construction of a crane in its grain port terminal and a total of $3,803 was transferred to “Vessels, port terminals and other fixed assets, net” in the interim condensed consolidated statement of financial position. As of December 31, 2020, Navios Logistics had paid $723 for the construction of a crane in its grain port terminal.

Impairment Loss/ Loss on Sale of Vessels, Net

In July 2021, the Company completed the sale to Navios Partners of the Navios Azimuth, a 2011 built Capesize vessel of 179,169 dwt, for a sale price of $30,000. The loss due to sale amounted to $9,104 (including $1,950 remaining carrying balance of dry dock and special survey costs) and is included in the interim condensed consolidated statements of comprehensive income/(loss) within the caption “Impairment loss/ loss on sale of vessels, net”

In June 2021, the Company completed the sale to Navios Partners of the Navios Ray, a 2012 built Capesize vessel of 179,515 dwt, and the Navios Bonavis, a 2009 built Capesize vessel of 180,022 dwt, for a sale price of $58,000. The loss due to sale amounted to $8,753 (including $1,775 remaining carrying balance of dry dock and special survey costs) and is included in the interim condensed consolidated statements of comprehensive income/(loss) within the caption “Impairment loss/ loss on sale of vessels, net”.

In June 2021, the Company completed the sale to Navios Partners of the Navios Koyo, a 2011-built Capesize vessel, which was previously chartered-in by Navios Holdings, for a sale price of $28,500. The net sale proceeds were $8,500 and the gain due to sale amounted to $12,451 and is included in the interim condensed consolidated statements of comprehensive income/(loss) within the caption “Impairment loss/ loss on sale of vessels, net”. Refer to Note 15.

In June 2021, the Company completed the sale to an unrelated third party of the Navios Serenity, a 2011 built Handysize vessel of 34,690 dwt, for a net sale price of $10,388. The loss due to sale amounted to $6,957 (including $11 remaining carrying balance of dry dock and special survey costs) and is included in the interim condensed consolidated statements of comprehensive income/(loss) within the caption “Impairment loss/ loss on sale of vessels, net”.

In March 2021, the Company completed the sale to Navios Partners of the Navios Centaurus, a 2012 built Panamax vessel of 81,472 dwt, and the Navios Avior, a 2012 built Panamax vessel of 81,355 dwt, for a sale price of $39,250, including working capital adjustments. The loss due to sale amounted to $13,498 (including $495 remaining carrying balance of dry dock and special survey costs) and is included in the interim condensed consolidated statements of comprehensive income/(loss) within the caption “Impairment loss/ loss on sale of vessels, net”.

In February 2021, the Company completed the sale to an unrelated third party of the Navios Astra, a 2006-built Ultra Handymax vessel of 53,468 dwt, for a net sale price of approximately $6,644.

Vessel Acquisitions of Navios Logistics

In the fourth quarter of 2020, Navios Logistics signed a purchase agreement with an unrelated third party for the acquisition of three pushboats and 18 tank barges (the “Navios Logistics 2020 Fleet”), for a purchase price of $30,000. The acquisition was completed on March 22, 2021. As of September 30, 2021, the total amount of $31,960 had been transferred under the caption “Vessels, port terminals and other fixed assets, net”.

Since 2018, Navios Logistics acquired approximately 6.6 hectares of undeveloped land located in the Port Murtinho region, Brazil, and on March 24, 2021, Navios Logistics acquired 2.3 additional hectares. Navios Logistics plans to develop this land for its port operations, for a total cost of $1,580.

In February 2017, two self-propelled barges of Navios Logistics’ fleet, Formosa and San Lorenzo, were sold for a total amount of $1,109, to be paid in cash. The sale price will be received in installments in the form of lease payments through 2023. The barges may be transferred at the lessee’s option at no cost at the end of the lease period.

NOTE 5: INTANGIBLE ASSETS OTHER THAN GOODWILL

Intangible assets	September 30, 2021	December 31, 2020
Acquisition cost	$178,642	$178,642
Accumulated amortization	(84,260)	(80,079)

Total Intangible assets net book value	$94,382	$98,563

Amortization expense for the three month periods ended September 30, 2021 and 2020 amounted to $1,401 and $1,403 and for the nine month periods ended September 30, 2021 and 2020 amounted to $4,181 and $4,190, respectively.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The remaining aggregate amortization of acquired intangibles as of September 30, 2021 will be as follows:

Period
Year One	$5,581
Year Two	5,581
Year Three	5,588
Year Four	5,581
Year Five	5,581
Thereafter	66,470

Total	$94,382

NOTE 6: BORROWINGS

Borrowings, as of September 30, 2021 and December 31, 2020, consisted of the following:

Facility	September 30, 2021	December 31, 2020
Secured credit facilities	$—	$70,074
2022 Senior Secured Notes	165,000	305,000
2022 Notes	455,466	476,822
2024 Notes	8,626	8,626
NSM Loan (incl. accrued interest $332 and $526, respectively)	52,953	78,901
$50.0 million NSM Loan (including accrued interest of $326)	—	50,326
$115.0 million NSM Loan (incl. accrued interest $798)	90,327	—
Sale and Leaseback Agreements	58,778	62,934
2025 Logistics Senior Notes	500,000	500,000
Navios Logistics other long-term loans and notes payable	61,000	60,035

Total borrowings	1,392,150	1,612,718

Less: current portion, net	(271,368)	(374,191)
Less: deferred finance costs, net	(21,022)	(28,289)

Total long-term borrowings	$1,099,760	$1,210,238

Secured Credit Facilities

As of September 30, 2021, the Company repaid $70,074 of debt, being (i) the $11,100 outstanding loan balance with Credit Agricole Corporate and Investment bank, (ii) the $11,400 outstanding loan balance with Credit Agricole Corporate and Investment bank, (iii) the $9,945 outstanding loan balance with Hamburg Commercial Bank AG, (iv) the $4,504 outstanding loan balance with DVB Bank S.E., (v) the $20,200 outstanding loan balance with Alpha Bank A.E., and (vi) the $12,925 outstanding loan balance with Alpha Bank A.E.

As of September 30, 2021, the Company had no secured bank credit facilities following their full repayment.

2022 Senior Secured Notes

On November 21, 2017, the Company and its wholly owned subsidiary, Navios Maritime Finance II (US) Inc. (together with the Company, the “Co-Issuers”) issued $305,000 of 11.25% Senior Notes due 2022, at a price of 97%.

The 2022 Senior Secured Notes are secured by a first priority lien on certain capital stock owned by certain of the subsidiary guarantors of the Company in each of Navios GP L.L.C., Navios Logistics and Navios Partners (following the NMCI Merger and NNA Merger). The 2022 Senior Secured Notes are unregistered and guaranteed by all of the Company’s direct and indirect subsidiaries, except for certain subsidiaries designated as unrestricted subsidiaries, including Navios Logistics.

The subsidiary guarantees are “full and unconditional”, except that the indenture provides for an individual subsidiary’s guarantee to be automatically released in certain customary circumstances, such as when a subsidiary is sold or all of the assets of the subsidiary are sold, the capital stock is sold, when the subsidiary is designated as an “unrestricted subsidiary” for purposes of the indenture, upon liquidation or dissolution of the subsidiary or upon legal or covenant defeasance or satisfaction and discharge of the 2022 Senior Secured Notes.

The Co-Issuers have the option to redeem the 2022 Senior Secured Notes in whole or in part, at any time at par.

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(Expressed in thousands of U.S. dollars — except share data)

Upon occurrence of certain change of control events, the holders of the 2022 Senior Secured Notes may require the Co-Issuers to repurchase some or all of the 2022 Senior Secured Notes at 101% of their face amount. The 2022 Senior Secured Notes contain covenants which, among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering in transactions with affiliate companies, merging or consolidating or selling all or substantially all of the Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The indenture governing the 2022 Senior Secured Notes includes customary events of default. The Co-Issuers were in compliance with the covenants as of September 30, 2021.

Under the terms of the 2022 Senior Secured Notes, the Company had an obligation to make a springing maturity offer in September 2021 to repurchase those notes at par unless certain conditions relating to the refinancing of our 2022 Notes are met.

On June 29, 2021, the Company entered into the Eighth Supplemental Indenture which eliminated the Company’s obligation to make a springing maturity offer for the 2022 Senior Secured Notes following the first redemption of an aggregate principal amount of $100.0 million of the 2022 Secured Notes at a redemption price equal to 100.00% of the aggregate principal amount thereof, plus accrued and unpaid interest to, but excluding, the redemption date (“First Redemption”). On July 23, 2021, the Company completed the First Redemption, which was funded through (i) the sale of a vessel pledged as collateral in respect of the 2022 Senior Secured Notes and (ii) the borrowing of $75,264 from an affiliate company of NSM.

The Eighth Supplemental Indenture also, among other things, (i) clarifies that all past dividends paid in respect of equity pledged as collateral for the 2022 Senior Secured Notes and any future dividends paid in respect of equity pledged as collateral (other than equity of Navios Logistics) can be used by the Company for general corporate purposes, absent a Default or Event of Default; (ii) provides that future dividends paid in respect of equity of Navios Logistics pledged as collateral for the 2022 Senior Secured Notes may be used only to redeem or repurchase 2022 Senior Secured Notes; and (iii) permits the lender under the $115.0 million NSM Loan (as defined herein) to take a second lien on the pledged share collateral (which pledged share collateral secures the 2022 Senior Secured Notes on a first lien basis).

On September 3, 2021, the Company issued a notice of redemption with respect to an aggregate principal amount of $20,000 of its 2022 Senior Secured Notes at a redemption price equal to 100.00% of the aggregate principal amount thereof, plus accrued and unpaid interest to, but excluding, the redemption date of September 13, 2021 (the “Second Redemption”).

On September 14, 2021, the Company issued a notice of redemption with respect to an aggregate principal amount of $20,000 of its 2022 Senior Secured Notes at a redemption price equal to 100.00% of the aggregate principal amount thereof, plus accrued and unpaid interest to, but excluding, the redemption date of September 24, 2021 (the “Third Redemption”).

As of September 30, 2021, the Company wrote off $1,677 of deferred financing costs associated with the Redemptions discussed above and is included in the interim condensed consolidated statement of comprehensive income/(loss) within the caption “(Loss)/gain on bond and debt extinguishment”.

On October 1, 2021, the Company issued a notice of redemption with respect to an aggregate principal amount of $10,000 of its 2022 Senior Secured Notes at a redemption price equal to 100.00% of the aggregate principal amount thereof, plus accrued and unpaid interest to, but excluding, the redemption date of October 11, 2021 (the “Fourth Redemption”).

After the Fourth Redemption, $155,000 in aggregate principal amount of the 2022 Senior Secured Notes remain outstanding which mature in August 2022.

2022 Notes

On November 29, 2013, the Co-Issuers completed the sale of $650,000 of 7.375% First Priority Ship Mortgage Notes due 2022 (the “2022 Notes”). During 2018, the Company repurchased $35,661 in par value of the 2022 Notes for cash consideration of $28,796. During 2019, Navios Logistics repurchased $35,500 in par value of the 2022 Notes in open market transactions for cash consideration of $17,642. During 2019, the Company repurchased $81,235 in par value of the 2022 Notes for cash consideration of $50,683. During the three month period ended September 30, 2020, there were no repurchases. During the nine month period ended September 30, 2020, the Company repurchased $20,782 in par value of the 2022 Notes for cash consideration of $9,443 resulting in a gain on bond extinguishment of $11,204, net of deferred financing costs written-off. During the three month period ended September 30, 2021, the Company repurchased $7,000 in par value of the 2022 Notes for cash consideration of $6,134 resulting in a gain on bond extinguishment of $855, net of deferred financing costs written-off. During the nine month period ended September 30, 2021, the Company repurchased $21,356 in par value of the 2022 Notes for cash consideration of $18,588 resulting in a gain on bond extinguishment of $2,728, net of deferred financing costs written-off. After these repurchases, the remaining amount of 2022 Notes is $455,466.

The 2022 Notes are senior obligations of the Co-Issuers and were originally secured by first priority ship mortgages on 23 dry bulk vessels owned by certain subsidiary guarantors and certain other associated property and contract rights. In January 2021, Navios Asteriks and part of the cash collateral of $14,250 held in escrow accounts were released and replaced by Navios Bonheur. In

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(Expressed in thousands of U.S. dollars — except share data)

April 2021, Navios Serenity and the remaining cash collateral held in escrow accounts were released and replaced by Navios Asteriks. Currently, the 2022 Notes are secured by 17 drybulk vessels. The 2022 Notes are unregistered and fully and unconditionally guaranteed, jointly and severally by all of the Company’s direct and indirect subsidiaries, other than Navios Maritime Finance (US) Inc., Navios Logistics and its subsidiaries and Navios GP L.L.C.

The guarantees of the Company’s subsidiaries that own mortgaged vessels are senior secured guarantees and the guarantees of the Company’s subsidiaries that do not own mortgaged vessels are senior unsecured guarantees. In addition, the Co-Issuers have the option to redeem the 2022 Notes in whole or in part at par.

Upon occurrence of certain change of control events, the holders of the 2022 Notes may require the Co-Issuers to repurchase some or all of the 2022 Notes at 101% of their face amount. The 2022 Notes contain covenants, which among other things, limit the incurrence of additional indebtedness, issuance of certain preferred stock, the payment of dividends, redemption or repurchase of capital stock or making restricted payments and investments, creation of certain liens, transfer or sale of assets, entering into certain transactions with affiliate companies, merging or consolidating or selling all or substantially all of the Co-Issuers’ properties and assets and creation or designation of restricted subsidiaries. The indenture governing the 2022 Notes includes customary events of default. The Co-Issuers were in compliance with the covenants as of September 30, 2021.

2024 Notes

On March 21, 2019, Navios Holdings issued $4,747 of 9.75% Senior Notes due 2024 (the “2024 Notes”) as an exchange for a total of 10,930 Series H shares which were validly tendered as of that date. (Refer to Note 10).

On April 21, 2019, Navios Holdings issued $3,879 of the 2024 Notes as an exchange for a total of 8,841 Series G shares which were validly tendered as of that date. (Refer to Note 10).

The 2024 Notes are Navios Holdings’ senior unsecured general obligations and rank senior in right of payment to any of Navios Holding’s existing and future debt that expressly provides that it is subordinated to the 2024 Notes, pari passu in right of payment with all of Navios Holding’s existing and future senior obligations, structurally subordinated in right of payment to the obligations of Navios Holding’s subsidiaries, and effectively subordinated in right of payment to any existing and future obligations of Navios Holdings that are secured by property or assets that do not secure the 2024 Notes, including the 2022 Senior Secured Notes and the 2022 Notes, to the extent of the value of any such property and assets securing such other obligations. The 2024 Notes are not guaranteed by any of Navios Holdings’ subsidiaries.

The indenture governing the 2024 Notes does not contain restrictive covenants but does include customary events of default.

Navios Holdings has the option to redeem the 2024 Notes, in whole or in part, at any time, at a redemption price equal to 100% of the principal amount of the 2024 Notes to be redeemed, plus accrued interest.

NSM Loan

On August 29, 2019, Navios Holdings entered into a secured loan agreement of $141,795 (including post-closing adjustments) with Navios Shipmanagement Holdings Corporation, a wholly owned subsidiary of NSM (“NSM Loan”). As of September 30, 2021, the total outstanding balance of this facility amounted to $52,953, including $332 of accrued interest. Please see also Note 9.

$50.0 million NSM Loan

In June 2020, Navios Holdings entered into a secured loan agreement with Navios Shipmanagement Holdings Corporation, a wholly owned subsidiary of NSM (“$50.0 million NSM Loan”) for a loan of up to $50,000 to be used for general corporate purposes. On July 12, 2021, the Company refinanced the outstanding balance of this facility through the $115.0 million NSM Loan. Please see also Note 9.

$115.0 million NSM Loan

In June 2021, Navios Holdings entered into a secured loan agreement with Navios Shipmanagement Holdings Corporation, a wholly owned subsidiary of NSM (“$115.0 million NSM Loan”) for a loan up to $115,000 in advances (i) to refinance the $50.0 million NSM Loan, (ii) to redeem certain 2022 Senior Secured Notes and (iii) to be used for general corporate purposes. In July 2021, the amount of this facility was fully drawn. As of September 30, 2021, the total outstanding balance of this facility amounted to $90,327, including $798 of accrued interest. Please see also Note 9.

Sale and Leaseback Agreements

In the first quarter of 2020, the Company entered into two sale and leaseback agreements of $68,000 in total, with unrelated third parties for two Capesize vessels (the “Sale and Leaseback Agreements”). Navios Holdings has no purchase obligation to acquire the vessels at the end of the lease term, however, it is reasonably certain that respective purchase options will be exercised and under ASC 842-40, the transfer of the vessels was determined to be a failed sale. In accordance with ASC 842-40, the Company did not derecognize the respective vessels from its balance sheet and accounted for the amounts received under the Sale and Leaseback Agreements as a financial liability.

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CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Sale and Leaseback Agreements are repayable by 144 consecutive monthly payments of approximately $224 and $238 each, commencing as of January 2020 and March 2020, respectively. As of September 30, 2021, the outstanding balance under the Sale and Leaseback Agreements of the two Capesize vessels was $58,778 in total. The agreements mature in the fourth quarter of 2031 and first quarter of 2032, respectively, with a balloon payment of $750 per vessel on the last repayment date.

The Sale and Leaseback Agreements have no financial covenants.

2025 Logistics Senior Notes

On July 8, 2020, Navios Logistics and its wholly-owned subsidiary Navios Logistics Finance (US) Inc. (“Logistics Finance” and, together with Navios Logistics, the “Logistics Co-Issuers”) issued $500,000 in aggregate principal amount of senior secured notes due 2025 (the “2025 Logistics Senior Notes”), at a fixed rate of 10.75%. The net proceeds from the offering of the 2025 Logistics Senior Notes were used to satisfy and discharge the indenture governing the 2022 Logistics Senior Notes, to repay all amounts outstanding under the Navios Logistics’ Term Loan B Facility and to pay certain fees and expenses related to the offering, with the balance used for general corporate purposes. Following this transaction, the Company recognized a loss of $4,157 in its interim condensed statements of comprehensive income/(loss) within the caption “Gain/(loss) on bond and debt extinguishment” for the period ended September 30, 2020, relating to the accelerated amortization of the unamortized deferred finance costs.

On or after August 1, 2022, the Logistics Co-Issuers may redeem some or all of the 2025 Logistics Senior Notes at the redemption prices set forth in the indenture governing the 2025 Logistics Senior Notes. In addition, before August 1, 2022, the Logistics Co-Issuers may redeem up to 35% of the aggregate principal amount of the 2025 Logistics Senior Notes at a price equal to 110.750% of the principal amount of the 2025 Logistics Senior Notes to be redeemed plus accrued and unpaid interest, if any, to the redemption date with an amount equal to the net cash proceeds of one or more equity offerings so long as at least 50% of the originally issued aggregate principal amount of the 2025 Logistics Senior Notes remains outstanding. Prior to August 1, 2022, the Logistics Co-Issuers may also redeem all or a part of the 2025 Logistics Senior Notes at a redemption price equal to the sum of: (a) 100% of the principal amount of the 2025 Logistics Senior Notes to be redeemed; plus (b) the applicable “make-whole” premium described in the Indenture governing the 2025 Logistics Senior Notes, plus (c) accrued and unpaid interest, if any, on the 2025 Logistics Senior Notes to be redeemed, to (but excluding) the applicable redemption date, subject to the right of holders of notes on the relevant record date to receive interest due on all the relevant interest payment dates. The Logistics Co-Issuers may also redeem all, but not less than all, of the 2025 Logistics Senior Notes at a price equal to 100% of the principal amount plus accrued and unpaid interest, if any, upon certain changes in law that would trigger the payment of withholding taxes. Furthermore, upon the occurrence of certain change of control events, the Logistics Co-Issuers may be required to offer to purchase 2025 Logistics Senior Notes from holders at a price equal to 101% of the principal amount plus accrued and unpaid interest, if any.

The 2025 Logistics Senior Notes are senior secured obligations of the Logistics Co-Issuers and rank equal in right of payment to all of their existing and future senior indebtedness and senior in right of payment to all of their future subordinated indebtedness. The 2025 Logistics Senior Notes are fully and unconditionally guaranteed, jointly and severally, by all of the Navios Logistics’ direct and indirect subsidiaries, other than the Logistics Co-Issuer. The 2025 Logistics Senior Notes are secured by (i) first priority ship mortgages on four tanker vessels servicing the Navios Logistics’ cabotage business (the (1) Elena H, (2) Makenita H, (3) Sara H and (4) He Man H) owned by certain subsidiary guarantors (such guarantors, the “Mortgaged Vessel Guarantors”) and related assignments of earnings and insurance together with a first priority lien on the capital stock of each Mortgaged Vessel Guarantor; and (ii) an assignment by way of security of the Vale Port Contract (collectively, the “Collateral”). The 2025 Logistics Senior Notes are effectively senior to all existing and future obligations of the subsidiary guarantors that own Collateral to the extent of the value of the Collateral but effectively junior to any existing and future secured obligations of the Logistics Co-Issuers and the subsidiary guarantors that are secured by assets other than the Collateral to the extent of the value of any assets securing such other obligations. The indenture governing the 2025 Logistics Senior Notes contains restrictive covenants that limit, among other things, the ability of the Logistics Co-Issuers and their restricted subsidiaries to incur additional indebtedness, pay dividends and make distributions on common and preferred stock, make other restricted payments, make investments, incur liens, consolidate, merge, sell or otherwise dispose of all or substantially all of their assets and enter into certain transactions with affiliate companies, in each case, subject to exclusions, and other customary covenants. The indenture governing the 2025 Logistics Senior Notes also contains customary events of default.

The Logistics Co-Issuers were in compliance with the covenants as of September 30, 2021.

As of September 30, 2021 and December 31, 2020, deferred financing costs associated with the 2025 Logistics Senior Notes amounted to $16,832 and $19,414, respectively.

Navios Logistics Other Long-term Loans and Notes Payable

In December 2020, Navios Logistics entered into a $13,475 seller’s credit agreement for the construction of six liquid barges to be made available by way of credit in six equal tranches. Each drawdown is repayable in 20 quarterly installments starting from the delivery of each barge. The seller’s credit for the construction of the six liquid barges bears interest at a fixed rate of 8.5%. As of September 30, 2021, Navios Logistics had drawn the total available amount and the outstanding balance was $11,797.

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UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

In the fourth quarter of 2020, Navios Logistics entered into a purchase agreement with an unrelated third party for the acquisition of three pushboats and 18 tank barges (the “Navios Logistics’ 2020 Fleet”). The acquisition was completed on March 22, 2021, and the Company entered into a $15,000 seller’s credit agreement for the acquisition of the Navios Logistics’ 2020 Fleet. The seller’s credit agreement bears interest at a fixed rate of 5.0% per annum and is payable in three equal annual installments of $5,000.

In December 2021, Navios Logistics agreed to amend the Navios Logistics Alpha Bank Loan, extending its maturity and amending the repayment schedule. Following the amendment, the $7,000 final balloon payment of the Navios Logistics Alpha Bank Loan, which was due on May 18, 2022, is repayable in twelve quarterly installments, beginning on August 18, 2022, with a final balloon payment of $2,800.

As of September 30, 2021, Navios Logistics had long-term loans and notes payable, with a total outstanding balance of $61,000, including the two above mentioned financings. The purpose of the facilities was to finance the construction of its dry port terminal, the acquisition of vessels, or for general corporate purposes. The facilities are mainly denominated in U.S. dollars and bear interest based on LIBOR plus spread ranging from 3.15% to 3.25% per annum. The facilities are repayable in installments and have maturities ranging from March 2022 to November 2025. See also the maturity table included below.

During the nine month period ended September 30, 2021, the Company in relation to its secured credit facilities paid, $99,521 related to scheduled repayment installments and $36,199 related to the prepayment of four of Navios Holdings’ credit facilities.

The annualized weighted average interest rates of the Company’s total borrowings for the three and nine month periods ended September 30, 2021 were 9.90% and 9.51%, respectively. The annualized weighted average interest rates of the Company’s total borrowings for the three and nine month periods ended September 30, 2020 were 8.43% and 7.82% respectively.

During December 2021 the Company entered into financing agreements in order to refinance its forthcoming maturities under the 2022 Notes and the 2022 Senior Secured Notes. Please see Note 16 for disclosure of the abovementioned financings.

The maturity table below reflects the principal payments for the next five years and thereafter of all borrowings of Navios Holdings (including Navios Logistics) outstanding as of September 30, 2021, based on the repayment schedules of the respective loan facilities and the outstanding amount due under the debt securities.

Payment due by period
September 30, 2022	$273,986
September 30, 2023	79,244
September 30, 2024	173,551
September 30, 2025	612,333
September 30, 2026	221,968
September 30, 2027 and thereafter	31,068

Total	$1,392,150

NOTE 7: FAIR VALUE OF FINANCIAL INSTRUMENTS

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits and money market funds approximate their fair value because of the short maturity of these investments.

Restricted cash: The carrying amounts reported in the consolidated balance sheets for interest bearing deposits approximate their fair value because of the short maturity of these investments.

Borrowings: The book value has been adjusted to reflect the net presentation of deferred financing costs. The outstanding balance of the floating rate loans continues to approximate its fair value, excluding the effect of any deferred financing costs. The 2022 Notes, the 2025 Logistics Senior Notes, the 2022 Senior Secured Notes and two Navios Logistics’ loans are fixed rate borrowings and their fair value was determined based on quoted market prices.

Loans payable to affiliate companies: The carrying amount of the fixed rate loan approximates its fair value.

Investments in available-for-sale securities: The carrying amount of the investments in available-for-sale securities reported in the consolidated balance sheets represents unrealized gains and losses on these securities, which are reflected in the interim condensed consolidated statements of comprehensive income/(loss).

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CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The estimated fair values of the Company’s financial instruments are as follows:

	September 30, 2021		December 31, 2020
	Book Value	Fair Value	Book Value	Fair Value
Cash and cash equivalents	$46,730	$46,730	$94,881	$94,881
Restricted cash	$10	$10	$16,303	$16,303
Investments in available-for-sale-securities	$306	$306	$222	$222
Senior and ship mortgage notes, net	$(1,110,039)	$(1,160,422)	$(1,263,566)	$(1,054,616)
Long-term debt, including current portion	$(118,912)	$(119,778)	$(191,636)	$(193,043)
Loans payable to affiliate companies, including current portion	$(142,176)	$(142,176)	$(129,227)	$(129,227)

The following table sets forth our assets that are measured at fair value on a recurring basis categorized by fair value hierarchy level. As required by the fair value guidance, assets are categorized in their entirety based on the lowest level of input that is significant to the fair value measurement.

	Fair Value Measurements as of September 30, 2021
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale-securities	$306	$306	$—	$—

Total	$306	$306	$—	$—

	Fair Value Measurements as of December 31, 2020
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Investments in available-for-sale-securities	$222	$222	$—	$—

Total	$222	$222	$—	$—

As of September 30, 2021, there were no assets measured at fair value on a non-recurring basis.

As of December 31, 2020, the Company’s assets measured at fair value on a non-recurring basis were:

	Fair Value Measurements as of December 31, 2020
	Total	Quoted Prices in Active Markets for Identical Assets (Level I)	Significant Other Observable Inputs (Level II)	Significant Unobservable Inputs (Level III)
Vessels, port terminals and other fixed assets, net	$38,054	$6,644	$31,410	$—
Operating lease assets	$10,018	$—	$10,018	$—

Total	$48,072	$6,644	$41,428	$—

The Company recorded an impairment loss of $59,108 during the year ended December 31, 2020 for three of its vessels, the fair value of which is measured at $38,054, as at December 31, 2020.

The Company recorded an impairment loss of $1,361 during the year ended December 31, 2020 for two of its charter-in vessels, the fair value of which is measured at $10,018, as at December 31, 2020.

Fair Value Measurements

The estimated fair value of our financial instruments that are not measured at fair value on a recurring basis, categorized based upon the fair value hierarchy, are as follows:

Level I: Inputs are unadjusted, quoted prices for identical assets or liabilities in active markets that we have the ability to access. Valuation of these items does not entail a significant amount of judgment.

Level II: Inputs other than quoted prices included in Level I that are observable for the asset or liability through corroboration with market data at the measurement date.

Level III: Inputs that are unobservable.

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CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Fair Value Measurements at September 30, 2021
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$46,730	$46,730	$—	$—
Restricted cash	$10	$10	$—	$—
Investments in available-for-sale-securities	$306	$306	$—	$—
Senior and ship mortgage notes	$(1,160,422)	$(1,151,796)	$(8,626)	$—
Long-term debt, including current portion(1)	$(119,778)	$—	$(119,778)	$—
Loans payable to affiliate companies, including current portion(2)	$(142,176)	$—	$(142,176)	$—

	Fair Value Measurements at December 31, 2020
	Total	(Level I)	(Level II)	(Level III)
Cash and cash equivalents	$94,881	$94,881	$—	$—
Restricted cash	$16,303	$16,303	$—	$—
Investments in available-for-sale-securities	$222	$222	$—	$—
Senior and ship mortgage notes	$(1,054,616)	$(1,045,990)	$(8,626)	$—
Long-term debt, including current portion(1)	$(193,043)	$—	$(193,043)	$—
Loans payable to affiliate companies, including current portion(2)	$(129,227)	$—	$(129,227)	$—

(1)

The fair value of the Company’s long-term debt is estimated based on currently available debt with similar contract terms, interest rates and remaining maturities, published quoted market prices as well as taking into account the Company’s creditworthiness.

(2)

The fair value of the Company’s loans payable to affiliate companies is estimated based on currently available debt with similar contract terms, interest rate and remaining maturities as well as taking into account the counterparty’s creditworthiness.

NOTE 8: COMMITMENTS AND CONTINGENCIES

As of September 30, 2021, the Company was contingently liable for letters of guarantee and letters of credit amounting to $10 (December 31, 2020: $10) issued by one bank in favor of various organizations and the total amount was collateralized by cash deposits, which were included as a component of restricted cash.

In December 2017, Navios Holdings agreed to charter-in, under a ten-year bareboat contract, from an unrelated third party the Navios Galaxy II, a newbuilding bulk carrier vessel of 81,789 dwt. On March 30, 2020, Navios Holdings took delivery of the Navios Galaxy II. The Company has agreed to pay in total $5,410 representing a deposit for the option to acquire the vessel. As of September 30, 2021, the total amount of $6,704, including expenses and interest, is presented within the caption “Other long-term assets”.

In January 2018, Navios Holdings agreed to charter-in, under two ten-year bareboat contracts, from an unrelated third party the Navios Herakles I and the Navios Uranus, two newbuilding bulk carriers of 82,036 dwt and 81,516 dwt, respectively. On August 28, 2019 Navios Holdings took delivery of the Navios Herakles I. On November 28, 2019 Navios Holdings took delivery of the Navios Uranus. Navios Holdings has agreed to pay in total $11,140, representing a deposit for the option to acquire these vessels. As of September 30, 2021, the total amount of $14,070, including expenses and interest, is presented within the caption “Other long-term assets”.

In April 2018, Navios Holdings agreed to charter-in, under one ten-year bareboat contract, from an unrelated third party the Navios Felicity I, a newbuilding bulk carrier of 81,946 dwt. On January 17, 2020, Navios Holdings took delivery of the Navios Felicity I. Navios Holdings has agreed to pay in total $5,590, representing a deposit for the option to acquire this vessel. As of September 30, 2021, the total amount of $7,193, including expenses and interest, is presented within the caption “Other long-term assets”.

In October 2018, Navios Holdings agreed to charter-in, under one ten-year bareboat contract, from an unrelated third party the Navios Magellan II, a newbuilding bulk carrier of 82,037 dwt. On May 15, 2020, Navios Holdings took delivery of the Navios Magellan II. Navios Holdings has agreed to pay in total $5,820, representing a deposit for the option to acquire this vessel. As of September 30, 2021, the total amount of $7,506, including expenses and interest, is presented within the caption “Other long-term assets”.

Navios Logistics has issued a guarantee and indemnity letter that guarantees the performance by Petrolera San Antonio S.A. (a consolidated subsidiary) of all its obligations to Vitol S.A. up to $12,000. This guarantee expires on March 1, 2022.

On July 22, 2016, Navios Logistics guaranteed the compliance of certain obligations related to Edolmix S.A. and Energías Renovables del Sur S.A. (entities wholly owned by Navios Logistics) under their respective direct user agreements with the Free Zone of Nueva Palmira, for the amounts of $847 and $519, respectively.

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CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

In September 2020, Navios Logistics agreed to a settlement regarding a storage and transshipment contract in the grain port terminal for a total amount to be paid to Navios Logistics as a result of the settlement of $4,140, which is collected in three equal installments of $1,380 on June 1, 2021, 2022 and 2023. In June 2021, the Navios Logistics collected the first installment.

The Company is involved in a number of legal proceedings and has various unresolved claims pending arising in the ordinary course of business. Based on currently available information and the opinion of legal counsel, management believes that the final outcome will not have a significant effect on the Company’s operating results or financial position and that no additional provisions over and above provisions already reflected in the interim condensed consolidated financial statements are required.

NOTE 9: TRANSACTIONS WITH RELATED PARTIES

Vessel Operating Expenses (management fees): Pursuant to a management agreement dated August 29, 2019 (the “Management Agreement”), N Shipmanagement Acquisition Corp. and related entities (“NSM” or the “Manager”) provides commercial and technical management services to Navios Holdings’ vessels. The term of this agreement is for an initial period of five years with an automatic extension period of five years thereafter unless a notice for termination is received by either party. The ship management services fees provided by NSM is a daily fee of $3.7 per day per owned vessel. This rate was fixed until August 2021, increasing thereafter by 3% annually, unless otherwise agreed. As of August 31, 2021, this daily fee is at $3.8 per day per owned vessel. The fee for the ship management services provided by NSM is a daily fee of $0.03 per day per charter-in vessel. Drydocking expenses under this agreement are reimbursed by Navios Holdings at cost. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Holdings in the event the Management Agreement is terminated on or before August 29, 2024. Total management fees for vessel operating expenses for the three month periods ended September 30, 2021 and 2020 amounted to $8,655 and $12,030, respectively and are presented within the caption “Direct vessel expenses”. Total management fees for vessel operating expenses for the nine month periods ended September 30, 2021 and 2020 amounted to $29,021 and $34,555, respectively and are presented within the caption “Direct vessel expenses”.

Navios Partners Guarantee: In November 2012 (as amended in March 2014), the Company entered into an agreement with Navios Partners (the “Navios Partners Guarantee”) to provide Navios Partners with guarantees against counterparty default on certain existing charters, which had previously been covered by the charter insurance for the same vessels, same periods and same amounts. In April 2021, the Company paid the amount of $5,000 to Navios Partners as the final settlement of the outstanding balance of the claim.

General and administrative expenses: Pursuant to an administrative services agreement with the Manager dated August 29, 2019 (“Administrative Services Agreement”), NSM provides administrative services to Navios Holdings. NSM is reimbursed for reasonable costs and expenses incurred in connection with the provision of these services. The term of this agreement is for an initial period of five years with an automatic extension for a period of five years thereafter unless a notice of termination is received by either party. The agreement also provides for payment of a termination fee, equal to the fees charged for the full calendar year preceding the termination date, by Navios Holdings in the event the Administrative Services Agreement is terminated on or before August 29, 2024. Total general and administrative expenses attributable to this agreement for the three month periods ended September 30, 2021 and 2020 amounted to $1,897 and $2,479, respectively, and are presented within the caption “General and administrative expenses”. Total general and administrative expenses attributable to this agreement for the nine month periods ended September 30, 2021 and 2020 amounted to $6,405 and $7,119, respectively, and are presented within the caption “General and administrative expenses”.

Pursuant to an administrative services agreement with the Manager dated August 29, 2019, NSM provides administrative services to Navios Logistics. Total general and administrative fees for each of the three month periods ended September 30, 2021 and 2020 amounted to $286 and are presented within the caption “General and administrative expenses”. Total general and administrative fees for each of the nine month periods ended September 30, 2021 and 2020 amounted to $858 and are presented within the caption “General and administrative expenses”.

Balance due to/from affiliate companies: Balance due to NSM as of September 30, 2021 amounted to $6,645 (December 31, 2020: $22,114). Balance due to Navios Partners as of September 30, 2021 amounted to $0 (December 31, 2020: $5,000 related to the Navios Partners Guarantee). Balance due from Navios Acquisition as of September 30, 2021 amounted to $0 (December 31, 2020: $243 related to declared dividend).

As of September 30, 2021 the balance mainly consisted of payables to NSM under our Management Agreement.

Omnibus Agreements: Navios Holdings has entered into an omnibus agreement with Navios Partners (the “Partners Omnibus Agreement”) in connection with the closing of Navios Partners’ IPO governing, among other things, when Navios Holdings and Navios Partners may compete against each other as well as rights of first offer on certain dry bulk carriers. Pursuant to the Partners Omnibus Agreement, Navios Partners generally agreed not to acquire or own Panamax or Capesize dry bulk carriers under time charters of three or more years without the consent of an independent committee of Navios Partners. In addition, Navios Holdings has agreed to offer to Navios Partners the opportunity to purchase vessels from Navios Holdings when such vessels are fixed under time charters of three or more years.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Navios Holdings is party to an omnibus agreement with Navios Acquisition and Navios Partners (the “Acquisition Omnibus Agreement”) pursuant to which, among other things, Navios Holdings and Navios Partners agreed not to acquire, charter-in or own liquid shipment vessels, except for containership vessels and vessels that are primarily employed in operations in South America, without the consent of an independent committee of Navios Acquisition. In addition, Navios Acquisition, under the Acquisition Omnibus Agreement, agreed to cause its subsidiaries not to acquire, own, operate or charter dry bulk carriers subject to specific exceptions. Under the Acquisition Omnibus Agreement, Navios Acquisition and its subsidiaries granted to Navios Holdings and Navios Partners, a right of first offer on any proposed sale, transfer or other disposition of any of its dry bulk carriers and related charters owned or acquired by Navios Acquisition. Likewise, Navios Holdings and Navios Partners agreed to grant a similar right of first offer to Navios Acquisition for any liquid shipment vessels it might own. These rights of first offer will not apply to a (i) sale, transfer or other disposition of vessels between any affiliated subsidiaries, or pursuant to the terms of any charter or other agreement with a counterparty, or (ii) merger with or into, or sale of substantially all of the assets to, an unaffiliated third party.

Navios Holdings entered into an omnibus agreement with Navios Midstream, Navios Acquisition and Navios Partners in connection with the Navios Midstream IPO, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliate companies generally have agreed not to acquire or own any VLCCs, crude oil tankers, refined petroleum product tankers, LPG tankers or chemical tankers under time charters of five or more years without the consent of Navios Midstream. The omnibus agreement contains significant exceptions that will allow Navios Acquisition, Navios Holdings, Navios Partners or any of their controlled affiliate companies to compete with Navios Midstream under specified circumstances.

Navios Holdings entered into an omnibus agreement with Navios Containers, Navios Acquisition and Navios Partners, pursuant to which Navios Acquisition, Navios Holdings, Navios Partners and their controlled affiliate companies generally have granted a right of first refusal to Navios Containers over any containership vessels to be sold or acquired in the future, subject to significant exceptions that would allow Navios Acquisition, Navios Holdings and Navios Partners or any of their controlled affiliate companies to compete with Navios Containers under specified circumstances.

Midstream General Partner Option Agreement: Navios Holdings entered into an option agreement, with Navios Acquisition under which Navios Acquisition, which owns and controls Navios Maritime Midstream Partners GP LLC (“Midstream General Partner”), granted Navios Holdings the option to acquire a minimum of 25% of the outstanding membership interests in Midstream General Partner and the incentive distribution rights in Navios Midstream representing the right to receive an increasing percentage of the quarterly distributions when certain conditions are met. The option shall expire on November 18, 2024. The purchase price for the acquisition for all or part of the option interest shall be an amount equal to its fair market value. As of September 30, 2021, Navios Holdings had not exercised any part of that option.

Sale of Vessels and Sale of Rights to Navios Partners: Upon the sale of vessels to Navios Partners, Navios Holdings recognized the gain immediately in earnings only to the extent of the interest in Navios Partners owned by third parties and deferred recognition of the gain to the extent of its own ownership interest in Navios Partners (the “deferred gain”). Subsequently, the deferred gain was amortized to income over the remaining useful life of the vessel. The recognition of the deferred gain was accelerated in the event that (i) the vessel was subsequently sold or otherwise disposed of by Navios Partners or (ii) the Company’s ownership interest in Navios Partners was reduced. In connection with the public offerings of common units by Navios Partners and the sale of Navios Partners general partnership interest effected on August 30, 2019, a pro rata portion of the deferred gain was released to income upon dilution of the Company’s ownership interest in Navios Partners. As of January 1, 2020, the unamortized deferred gain of $6,285 was recorded as other adjustments within accumulated deficit.

In March 2021, Navios Holdings completed the sale to Navios Partners of the Navios Centaurus, a 2012-built Panamax vessel of 81,472 dwt, and the Navios Avior, a 2012-built Panamax vessel of 81,355 dwt, for a sale price of $39,250, including working capital adjustments. In June 2021, Navios Holdings completed the sale to Navios Partners of the Navios Ray, a 2012 built Capesize vessel of 179,515 dwt, and the Navios Bonavis, a 2009 built Capesize vessel of 180,022 dwt, for a sale price of $58,000 and the sale of the Navios Koyo, a 2011-built Capesize vessel, previously chartered-in by Navios Holdings, for a sale price of $28,500. In July 2021, Navios Holdings completed the sale to Navios Partners of the Navios Azimuth, a 2011 built Capesize vessel of 179,169 dwt, for a sale price of $30,000.

Balance due from Navios Europe II: Navios Holdings, Navios Acquisition and Navios Partners had made available to Navios Europe II revolving loans of up to $43,500 to fund the Navios Revolving Loans II. In March 2017, the availability under the Navios Revolving Loans II was increased by $14,000 (see Note 14).

On April 21, 2020, Navios Europe II agreed with the lender to fully release the liabilities under the Junior Loan II for $5,000. Navios Europe II owned seven containership vessels and seven drybulk vessels.

On May 14, 2020, an agreement was reached to liquidate Navios Europe II before its original expiration date. The transaction was completed on June 29, 2020.

As a result of this liquidation, Navios Holdings received the total outstanding balance due from Navios Europe II, representing the Navios Revolving Loans II, the Navios Term Loans II and accrued interest thereof directly owed to Navios Holdings, previously presented within the captions “Due from affiliate companies” and “Loans receivable from affiliate companies” and acquired two Panamax vessels of Navios Europe II.

The Navios Revolving Loans II and the Navios Term Loans II earned interest and an annual preferred return, respectively, at 1,800 basis points per annum, on a quarterly compounding basis and were repaid from free cash flow (as defined in the loan agreement) to the fullest extent possible at the end of each quarter. There were no covenant requirements or stated maturity dates.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The decline in the fair value of the investment during the first quarter of 2020 was considered as other-than-temporary and, therefore, a loss of $6,050 was recognized and included in the accompanying interim condensed consolidated statements of comprehensive income/(loss) for the nine month period ended September 30, 2020, within the caption “Impairment of loan receivable from affiliate company”. The fair value was determined based on the liquidation value of Navios Europe II, including the individual fair values assigned to the assets and liabilities of Navios Europe II.

Secured credit facility with Navios Logistics (Grimaud Loan): On April 25, 2019, Navios Holdings entered into a secured credit facility of up to $50,000 with Navios Logistics on a secured basis to be used for general corporate purposes, including the repurchase of 2022 Notes. This credit facility was secured by any 2022 Notes purchased by Navios Holdings with these funds. The secured credit facility included an arrangement fee of $500 and initially bore a fixed interest rate of 12.75% for the first year and 14.75% for the second year. On December 2, 2019, Navios Holdings and Navios Logistics agreed to increase the secured credit facility by $20,000. Following this amendment, as a result of the redemption of the 2022 Logistics Senior Notes, repayment of the Term Loan B Facility and the issuance of 2025 Logistics Senior Notes, (a) the interest rate on the secured credit facility decreased to 10.0%, and (b) the maturity of the secured credit facility was extended to December 2024. As of September 30, 2021, the total amount of this facility was repaid in full, as described below.

On June 24, 2020, Navios Logistics assigned its legal and beneficial right, title and interest in the credit facility to its wholly owned subsidiary Grimaud Ventures S.A. (“Grimaud”).

On June 25, 2020, Navios Holdings and Grimaud amended the Grimaud Loan to allow a portion of the total interest payable to be effected in common shares of Navios Holdings. On July 10, 2020, Navios Holdings issued 2,414,263 shares of common stock to Navios Logistics and paid Navios Logistics $2,308 in satisfaction of the interest payable in respect of this facility.

Effective as of May 2021, and upon the release of certain collateral, the facility bore interest of 13.0% per annum.

On June 30, 2021, the Company entered into a supplemental agreement to the Grimaud Loan (the “Supplemental Grimaud Loan Agreement”) with Grimaud, whereby the Company and Grimaud agreed to amend the Grimaud Loan. Pursuant to the amendment, the Grimaud Loan could be repaid or prepaid in full by the issuance of shares of common stock of Navios Holdings. The effectiveness of the Supplemental Grimaud Loan Agreement was subject to, and contingent upon, prepayment of the Grimaud Loan in the amount of $7,500 in cash and the effectiveness of a registration statement registering the resale of Navios Holdings shares, among other conditions.

On July 13, 2021, the Grimaud Loan plus accrued interest was repaid by the Company in full through the issuance of 9,301,542 shares (the “Shares”) of the Company’s common stock and $7,500 in cash plus accrued and unpaid interest. Please see also Note 10.

NSM Loan: On August 29, 2019, Navios Holdings entered into a secured credit facility of $141,795 (including post-closing adjustments) with Navios Shipmanagement Holdings Corporation, a wholly owned subsidiary of NSM. In general, the amount owed reflected the excess of (i) the liabilities of the ship management business (including liabilities for advances previously made by affiliate companies to the Company for ongoing operating costs, including technical management services, supplies, dry-docking and related expenses) other than liabilities the assumption of which forms part of the consideration for the shipmanagement sales transaction over (ii) the short term assets of the ship management business. The credit facility is repayable over a five-year period; of the initial amount, $47,000 was repayable in 2020 in equal quarterly installments, with the remaining principal repayment in equal quarterly installments over the following 48 months. In certain cases, principal payments can be deferred provided that no more than $20,000 of deferral may be outstanding during the first or second year and $10,000 outstanding in the third year. The loan agreement provides for interest at 5.0% annually, and 7.0% annually for deferred principal amounts.

As of September 30, 2021, the outstanding balance was $52,953 (December 31, 2020: $78,375) and the accrued interest was $332 (December 31, 2020: $526). Of the outstanding amount and accrued interest, $4,380 (December 31, 2020: $10,328) is included within the caption “Current portion of loans payable to affiliate companies” and the remaining amount of $48,573 is included within the caption “Loans payable to affiliate companies, net of current portion”. Please refer to Note 16 for discussion of subsequent refinancing.

The Company’s obligations under the NSM Loan are guaranteed by 2,072,121 common units in Navios Partners (following the NNA merger), first priority share pledges on two companies, that have entered into sale and leaseback agreements and five companies that hold the rights to certain bareboat contracts.

$50.0 million NSM Loan: In June 2020, the Company entered into a secured loan agreement with Navios Shipmanagement Holdings Corporation, a wholly owned subsidiary of NSM for a loan of up to $50,000 to be used for general corporate purposes. The terms and conditions of the secured loan agreement were approved by a Special Committee of the Board of Directors comprised of independent directors. The loan agreement was repayable in up to 18 equal consecutive quarterly installments. The loan agreement provided for interest at a rate of 5.0% annually (and 7.0% annually for deferred principal amounts).

The Company’s obligations under the $50.0 million NSM Loan were guaranteed by first priority security interests in a vessel, as well as pledge of certain First Priority Ship Mortgage Notes due 2022 owned by Navios Holdings and 40,587 common units in Navios Partners.

On July 12, 2021, the Company refinanced the total outstanding balance of $39,735 under this facility through the $115.0 million NSM Loan described below.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

$115.0 million NSM Loan: In June 2021, the Company entered into a senior secured term loan facility with Navios Shipmanagement Holdings Corporation, a wholly owned subsidiary of NSM, for a loan up to $115,000 (i) to refinance $39,736 being the outstanding balance under the $50.0 million NSM Loan described above (“Tranche A”), (ii) to redeem amount of $70,000 of 2022 Senior Secured Notes and (iii) to be used for general corporate purposes (“Tranche B”). The terms and conditions of the secured loan agreement were approved by a Special Committee of the Board of Directors comprised of independent directors. Tranche A is repayable in 14 quarterly installments of $2,838 and matures on November 30, 2024. Tranche B is repayable in seven quarterly installments with the first two being of an amount of $22,632 each and the remaining of an amount of $6,000 each and matures on February 28, 2023.

Both tranches bear interest at a rate of 10.5% per annum, payable quarterly. The Company may elect to defer one scheduled amortization payment by 90 days and interest payments, in which case the applicable interest rate will be 12.0% per annum, compounded quarterly.

The Company’s obligations under the $115.0 million NSM Loan are guaranteed by first priority security interests in a vessel, as well as pledge of certain First Priority Ship Mortgage Notes due 2022 owned by Navios Holdings and 40,587 common units in Navios Partners and a second priority pledge in the Navios Logistics’ shares, 1,070,491 Navios Partners’ common units (following the NNA merger) and second priority pledge over the collaterals securing the NSM Loan.

On July 12, 2021, the amount under this facility was fully drawn.

As of September 30, 2021, the outstanding balance was $90,327 and the accrued interest was $798. Of the outstanding amount and accrued interest, $26,268 is included within the caption “Current portion of loans payable to affiliate companies”, net of deferred financing fees of $229 and the remaining amount of $64,059 is included within the caption “Loans payable to affiliate companies, net of current portion”, net of deferred financing fees of $875. Please refer to Note 16 for discussion of subsequent refinancing.

Navios Logistics’ Shareholders Agreement: On November 19, 2019, Navios Holdings entered into a shareholder agreement with Peers Business Inc. granting certain protections to minority shareholders in certain events.

Promissory note: On July 30, 2021, Navios Logistics issued a $20,000 promissory note to Grimaud. The promissory note is payable in four semi-annual equal installments commencing on August 15, 2021. The Company has the ability to defer payment of one of the first three installments subject to certain conditions. On August 15, 2021, the first installment was paid. Please refer to Note 10.

NOTE 10: PREFERRED AND COMMON STOCK

Vested, Surrendered and Forfeited

During the three and nine month periods ended September 30, 2021, 0 and 83 restricted shares of common stock were forfeited, and 0 and 37,879 restricted stock units issued to the Company’s officers and directors vested, respectively.

During the three and nine month periods ended September 30, 2020, 100 and 1,330 restricted shares of common stock were forfeited, respectively, and 0 and 84,336 restricted stock units issued to the Company’s employees vested, respectively.

Conversion of Preferred Stock

During the year ended December 31, 2020, 210 shares of convertible preferred stock were converted into 22,712 shares of common stock including 1,712 shares of common stock being unpaid dividend. Following the conversion of 210 shares, the Company cancelled the undeclared preferred dividend of the converted shares of $171. The cancelled undeclared dividend was converted to 1,712 shares of common stock with a fair value of $6 at the date of issuance (See also Note 13). During the three and nine month periods ended September 30, 2021, there were no conversions of preferred stock.

Issuance of Cumulative Perpetual Preferred Stock

The Company’s 2,000,000 American Depositary Shares, Series G and the 4,800,000 American Depositary Shares, Series H are recorded at fair market value on issuance. Each of the shares represents 1/100th of a share of the Series G and Series H, with a liquidation preference of $2,500 per share ($25.00 per American Depositary Share). Dividends are payable quarterly in arrears on the Series G at a rate of 8.75% per annum and on the Series H at a rate of 8.625% per annum of the stated liquidation preference, which increased by 0.25% as of July 15, 2017 for each of Series G and Series H. The Company has accounted for these shares as equity.

In February 2016, Navios Holdings announced the suspension of payment of quarterly dividends on its preferred stock, including the Series G and Series H. Total undeclared preferred dividends as of September 30, 2021 were $29,067 (net of cancelled dividends).

Series G and Series H American Depositary Shares Exchange Offer

On December 21, 2018, Navios Holdings announced that it commenced an offer to exchange cash and/or newly issued 2024 Notes for approximately 66 2/3% of each of the outstanding Series G American Depositary Shares and Series H American Depositary Shares.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As of March 21, 2019, a total of 10,930 Series H were validly tendered representing a net aggregate nominal value of approximately $26,297. Navios Holdings paid $997 for tender offer expenses, approximately $4,188 as cash consideration and a total of approximately $4,747 in aggregate principal amount of 2024 Notes. The difference between the carrying amount of the preferred shares redeemed and the fair value of the consideration transferred amounting to $16,365 was recorded in accumulated deficit. Following the completion of the offer, the Company cancelled the undeclared preferred dividend of Series H of $7,678.

As of April 18, 2019, a total of 8,841 Series G were validly tendered representing a net aggregate nominal value of approximately $21,271. Navios Holdings paid $620 for tender offer expenses, approximately $4,423 cash consideration and issued a total of approximately $3,879 principal amount of 2024 Notes. The difference between the carrying amount of the preferred shares redeemed and the fair value of the consideration transferred amounting to $12,568 was recorded in accumulated deficit. Following the completion of the offer, the company cancelled the undeclared preferred dividend of series G of $6,798.

Issuances to Officers and Directors

On December 21, 2020, pursuant to the stock plan approved by the Board of the Directors, 16,000 shares of common stock were granted to Navios Holdings officers and directors and issued on January 19, 2021.

Navios Holdings had outstanding as of September 30, 2021 and December 31, 2020, 25,198,606 shares and 15,881,147 shares, respectively, from which 2,414,263 shares are held by Navios Corporation and 545,026 shares are held by Grimaud and are considered as treasury shares. Preferred stock was 23,032 (5,350 Series G and 17,682 Series H) as of both September 30, 2021 and December 31, 2020.

Dividends from Navios Logistics—Acquisition of noncontrolling interest

On July 30, 2021, Navios Logistics declared and paid a pro rata dividend to the holders of its common equity in shares of Grimaud. All transactions were eliminated on consolidated level as of that date. Immediately thereafter, Grimaud agreed to redeem the equity interests held by its non-controlling shareholder in full at fair market value, which was payable through $16,000 in cash and the assignment of a $20,000 promissory note from Navios Logistics. As a result of the transaction, Grimaud is a wholly owned subsidiary of Navios Holdings. As of September 30, 2021, a total amount of $21,000 was redeemed to the non-controlling shareholder and $15,000 remains due under the promissory note. Upon this transaction the Company derecognized it’s non-controlling interest in Grimaud with carrying value of $27,243 and recognized $8,757 of additional paid in capital.

On July 10, 2020, Navios Logistics declared and paid a $6,381 dividend in cash or in Navios Holdings shares of common stock, from which Navios Holdings received 2,414,263 shares and the amount of $2,308 was paid to Navios Logistics’ noncontrolling shareholders.

On February 21, 2020, Navios Logistics’ board of directors declared and paid a $27,500 dividend, out of which the amount of $17,552 was paid to Navios Holdings and the amount of $9,948 to Navios Logistics’ noncontrolling shareholders.

Sale of Navios Holdings shares of common stock

On July 13, 2021, the Company issued 9,301,542 shares of common stock in order to repay in full the Grimaud Loan. Please refer also to Note 9.

As of September 30 2021, Grimaud sold 8,756,516 out of the 9,301,542 shares of common stock of Navios Holdings and generated net proceeds of $41,827, including costs of $129, part of which was used to fund the Second, Third and Fourth Redemption.

As of October 7, 2021, Grimaud sold the remaining 545,026 shares of common stock of Navios Holdings. Total net proceeds from the sale of the 9,301,542 shares of common stock were $44,613, including costs of $129.

NOTE 11: OTHER INCOME, NET

During the three month periods ended September 30, 2021 and 2020, taxes other-than income taxes of Navios Logistics amounted to $1,437 and $1,825, respectively, and were included in the interim condensed consolidated statement of comprehensive income/(loss) within the caption “Other expense, net”.

During the nine month periods ended September 30, 2021 and 2020, taxes other-than income taxes of Navios Logistics amounted to $3,658 and $3,846, respectively, and were included in the interim condensed consolidated statement of comprehensive income/(loss) within the caption “Other expense, net”.

NOTE 12: SEGMENT INFORMATION

The Company currently has two reportable segments from which it derives its revenues: Dry Bulk Vessel Operations and Logistics. The reportable segments reflect the internal organization of the Company and are strategic businesses that offer different products and services. The Dry Bulk Vessel Operations consists of the transportation and handling of bulk cargoes through the ownership, operation, and trading of vessels. The Logistics Business consists of port terminal business, barge business and cabotage business.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

The Company measures segment performance based on net income/(loss) attributable to Navios Holdings common stockholders. Inter-segment sales and transfers are not significant and have been eliminated and are not included in the following tables. Summarized financial information concerning each of the Company’s reportable segments is as follows:

	Dry Bulk Vessel Operations for the Three Month Period Ended September 30, 2021	Logistics Business for the Three Month Period Ended September 30, 2021	Total for the Three Month Period Ended September 30, 2021
Revenue	$104,925	$63,524	$168,449
Interest expense and finance cost, net(1)	(20,091)	(14,998)	(35,089)
Depreciation and amortization	(6,433)	(8,106)	(14,539)
Equity in net earnings of affiliate companies	14,329	—	14,329
Net income attributable to Navios Holdings common stockholders	54,344 (2)	5,464 (3)	59,808
Total assets	1,115,873	638,204	1,754,077
Goodwill	56,240	104,096	160,336
Capital expenditures	(317)	(1,048)	(1,365)
Investment in affiliate companies	111,551	—	111,551
Cash and cash equivalents	14,799	31,931	46,730
Restricted cash	10	—	10
Long-term debt, net (including current and noncurrent portion)	$826,973	$544,154	$1,371,127

(1)

Interest expense and finance cost, net for the three month period ended September 30, 2021 excludes $469 relating to the intercompany interest of the Grimaud loan, which is eliminated upon consolidation.

(2)

The Dry Bulk Vessel Operations net income is adjusted to exclude the mark to market loss of $2,559 for the three month period ended September 30, 2021, following the repayment of the Grimaud loan in Shares which is eliminated upon consolidation.

(3)

The Logistics Business net income is adjusted for the items referred in footnote (1) above as well as the mark to market loss of $24,169 recognized in Navios Logistics statement of income for the three month period ended September 30, 2021, following the repayment of the Grimaud loan and the sale of the Shares which is eliminated upon consolidation.

	Dry Bulk Vessel Operations for the Three Month Period Ended September 30, 2020	Logistics Business for the Three Month Period Ended September 30, 2020	Total for the Three Month Period Ended September 30, 2020
Revenue	$67,399	$58,756	$126,155
Interest expense and finance cost, net	(21,977)	(14,882)	(36,859)
Depreciation and amortization	(10,546)	(7,207)	(17,753)
Equity in net earnings of affiliate companies	4,390	—	4,390
Net (loss)/ income attributable to Navios Holdings common stockholders	(9,855)	(205)	(10,060)
Total assets	1,423,795	644,726	2,068,521
Goodwill	56,240	104,096	160,336
Capital expenditures	(22)	(1,124)	(1,146)
Investment in affiliate companies	66,326	—	66,326
Cash and cash equivalents	18,962	83,993	102,955
Restricted cash	16,307	—	16,307
Long-term debt, net (including current and noncurrent portion)	$1,045,984	$533,057	$1,579,041

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

	Dry Bulk Vessel Operations for the Nine Month Period Ended September 30, 2021	Logistics Business for the Nine Month Period Ended September 30, 2021	Total for the Nine Month Period Ended September 30, 2021
Revenue	$254,706	$174,318	$429,024
Interest expense and finance cost, net(1)	(62,946)	(44,513)	(107,459)
Depreciation and amortization	(23,147)	(23,646)	(46,793)
Equity in net earnings of affiliate companies	54,923	—	54,923
Net income attributable to Navios Holdings common stockholders	82,037 (2)	2,869 (3)	84,906
Total assets	1,115,873	638,204	1,754,077
Goodwill	56,240	104,096	160,336
Capital expenditures	(24,469)	(23,081)	(47,550)
Investment in affiliate companies	111,551	—	111,551
Cash and cash equivalents	14,799	31,931	46,730
Restricted cash	10	—	10
Long-term debt, net (including current and noncurrent portion)	$826,973	$544,154	$1,371,127

(1)

Interest expense and finance cost, net for the nine month period ended September 30, 2021 excludes $4,404 relating to the intercompany interest of the Grimaud loan, which is eliminated upon consolidation.

(2)

The Dry Bulk Vessel Operations net income is adjusted to exclude the mark to market loss of $2,559 for the nine month period ended September 30, 2021, following the repayment of the Grimaud loan in Shares which is eliminated upon consolidation.

(3)

The Logistics Business net income is adjusted for the items referred in footnote (1) above as well as the mark to market loss of $24,169 recognized in Navios Logistics statement of income for the nine month period ended September 30, 2021, following the repayment of the Grimaud loan and the sale of the Shares which is eliminated upon consolidation.

	Dry Bulk Vessel Operations for the Nine Month Period Ended September 30, 2020	Logistics Business for the Nine Month Period Ended September 30, 2020	Total for the Nine Month Period Ended September 30, 2020
Revenue	$139,960	$174,405	$314,365
Interest expense and finance cost, net	(66,506)	(33,414)	(99,920)
Depreciation and amortization	(32,089)	(21,752)	(53,841)
Equity in net earnings of affiliate companies	7,698	—	7,698
Net (loss)/ income attributable to Navios Holdings common stockholders	(105,781)	7,175	(98,606)
Total assets	1,423,795	644,726	2,068,521
Goodwill	56,240	104,096	160,336
Capital expenditures	(98,694)	(3,702)	(102,396)
Investment in affiliate companies	66,326	—	66,326
Cash and cash equivalents	18,962	83,993	102,955
Restricted cash	16,307	—	16,307
Long-term debt, net (including current and noncurrent portion)	$1,045,984	$533,057	$1,579,041

NOTE 13: EARNINGS/(LOSS) PER COMMON SHARE

Earnings/(Loss) per share is calculated by dividing net income/(loss) attributable to Navios Holdings common stockholders by the weighted average number of shares of Navios Holdings outstanding during the periods presented. Net income/(loss) attributable to Navios Holdings common stockholders is calculated by adding to (if a discount) or deducting from (if a premium) net income/(loss) attributable to Navios Holdings common stockholders the difference between the fair value of the consideration paid upon redemption and the carrying value of the preferred stock, including the unamortized issuance costs of the preferred stock, and the amount of any undeclared dividend cancelled.

For the three month period ended September 30, 2021, 384,418 potential common shares and 0 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net income per share.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

For the three month period ended September 30, 2020, 565,923 potential common shares and 0 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

For the nine month period ended September 30, 2021, 386,811 potential common shares and 0 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net income per share.

For the nine month period ended September 30, 2020, 577,350 potential common shares and 2,069 potential shares of convertible preferred stock have an anti-dilutive effect (i.e. those that increase income per share or decrease loss per share) and are therefore excluded from the calculation of diluted net loss per share.

	Three Month Period Ended September 30, 2021	Three Month Period Ended September 30, 2020	Nine Month Period Ended September 30, 2021	Nine Month Period Ended September 30, 2020
Numerator:
Net income/ (loss) attributable to Navios Holdings common stockholders	$59,808	$(10,060)	$84,906	$(98,606)
Less:
Declared and undeclared dividend on preferred stock and on unvested restricted shares	(1,284)	(1,284)	(3,845)	(3,862)
Plus:
Gain from eliminated dividends (preferred stock) due to conversion	—	—	—	166

Income/ (loss) available to Navios Holdings common stockholders, basic and diluted	$58,524	$(11,344)	$81,061	$(102,302)

Denominator:
Denominator for basic earnings/ (loss) per share attributable to Navios Holdings common stockholders — weighted average shares	15,924,134	12,901,880	14,065,205	12,888,831

Basic earnings/ (loss) per share attributable to Navios Holdings common stockholders	$3.67	$(0.88)	$5.76	$(7.94)

Denominator for diluted earnings/ (loss) per share attributable to Navios Holdings common stockholders — weighted average shares	16,308,552	12,901,880	14,452,016	12,888,831

Diluted earnings/ (loss) per share attributable to Navios Holdings common stockholders	$3.59	$(0.88)	$5.61	(7.94)

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NOTE 14: INVESTMENTS IN AFFILIATE COMPANIES AND AVAILABLE-FOR-SALE SECURITIES

Navios Partners

On August 7, 2007, Navios Holdings formed Navios Partners under the laws of Marshall Islands. Navios GP L.L.C., a wholly owned subsidiary of Navios Holdings, was also formed on that date to act as the general partner of Navios Partners and received a 2.0% general partner interest. In August 2019, Navios Holdings sold the general partnership interests in Navios Partners (except for the incentive distribution rights) to NSM.

As of September 30, 2021 and December 31, 2020 Navios Partners has issued 7,687,730 and 357,508 units, respectively, through its Continuous Offering Programs entered into from time to time. Pursuant to the issuance of common units, Navios Partners issued 156,895 and 7,298 general partnership units to its general partner as of September 30, 2021 and December 31, 2020, respectively, in order to maintain its 2.0% general partnership interest.

As of September 30, 2021 and following the NMCI Merger (as defined herein), total units of 1,263,276 held in Navios Containers were converted to 492,678 units of Navios Partners. Accordingly, Navios Holdings holds a total of 2,562,893 common units representing a 9.4% interest in Navios Partners, and the investment in Navios Partners is accounted for under the equity method. Incentive distribution rights are held by Navios GP L.L.C.

As of September 30, 2021 and December 31, 2020, the unamortized difference between the carrying amount of the investment in Navios Partners and the amount of the Company’s underlying equity in net assets of Navios Partners was $39,279 and $77,904, respectively.

As of September 30, 2021 and December 31, 2020, the carrying amount of the investment in Navios Partners was $95,333 and $39,133, respectively.

Total equity method income of $14,829 and $2,372 were recognized within the caption “Equity in net earnings of affiliate companies” for the three month periods ended September 30, 2021 and 2020, respectively, and total equity method income of $53,152 and $17 were recognized within the caption “Equity in net earnings of affiliate companies” for the nine month periods ended September 30, 2021 and 2020, respectively.

Dividends received during each of the three month periods ended September 30, 2021 and 2020 were $128 and $104, respectively, and for each of the nine month periods ended September 30, 2021 and 2020, were $360 and $1,346, respectively.

As of September 30, 2021, the market value of the investment in Navios Partners was $82,910. Based on the Company’s evaluation of the duration and magnitude of the fair value decline, Navios Partners’ financial condition and near-term prospects, and the Company’s intent and ability to hold its investment in Navios Partners until recovery, the Company concluded that the decline in fair value of its investment in Navios Partners below its carrying value is temporary and, therefore, no impairment was recorded.

NNA Merger: On August 25, 2021, Navios Partners and its direct wholly-owned subsidiary Navios Acquisition Merger Sub. Inc. (“Merger Sub”) entered into an Agreement and Plan of Merger with Navios Acquisition (the “NNA Merger”).

On August 25, 2021, Navios Partners purchased 44,117,647 shares of Navios Acquisition, thereby acquiring a controlling interest in Navios Acquisition, and the results of operations of Navios Acquisition are included in Navios Partners’ consolidated statements of operations commencing on August 26, 2021. Pursuant to the NNA Merger, on August 26, 2021, Navios Acquisition called for redemption of all of its outstanding 8.125% first Priority Ship Mortgage Notes due November 15, 2021 (the “Navios Acquisition’s Ship Mortgage Notes”) and remitted to the indenture trustee the aggregate redemption price payable to the holders of the Navios Acquisition’s Ship Mortgage Notes to satisfy and discharge Navios Acquisition’s obligations under the indenture relating to the Navios Acquisition’s Ship Mortgage Notes. The redemption date for the Navios Acquisition’s Ship Mortgage Notes was September 25, 2021.

On October 15, 2021, Navios Partners completed the NNA Merger. As a result thereof, Navios Acquisition became a wholly-owned subsidiary of Navios Partners. Each outstanding common unit of Navios Acquisition that was held by a unitholder, other than Navios Partners, Navios Acquisition and their respective subsidiaries was converted into the right to receive 0.1275 of a common unit of Navios Partners. As a result of the NNA Merger, 3,388,226 common units of Navios Partners were issued to former public unitholders of Navios Acquisition. As of the close market on October 15, 2021, Navios Acquisitions’ common shares were no longer listed for trading on NYSE.

After the completion of the NNA Merger, Navios Holdings has a 10.3% ownership interest in Navios Partners.

Navios Acquisition

As of September 30, 2021 and December 31, 2020, Navios Acquisition has issued 2,132,595 and 753,251 shares of common stock, respectively, through its Continuous Offering Program entered into from time to time.

As of September 30, 2021, Navios Holdings had a 6.9% ownership interest in Navios Acquisition.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

As of September 30, 2021 and December 31, 2020, the unamortized difference between the carrying amount of the investment in Navios Acquisition and the amount of the Company’s underlying equity in net assets of Navios Acquisition was $16,018 and $68,793, respectively and is amortized through “Equity in net earnings of affiliate companies” over the remaining life of Navios Acquisition tangible and intangible assets. As a result of the OTTI loss recorded as at December 31, 2020, the Company had recomputed this difference.

As of September 30, 2021 and December 31, 2020, the carrying amount of the investment in Navios Acquisition was $16,218 and $15,033, respectively.

Total equity method (loss)/income of $(500) and $2,053, were recognized within the caption “Equity in net earnings of affiliate companies” for the three month periods ended September 30, 2021 and 2020, respectively.

Total equity method income of $1,185 and $14,260, were recognized within the caption “Equity in net earnings of affiliate companies” for the nine month periods ended September 30, 2021 and 2020, respectively.

Dividends received for each of the three month periods ended September 30, 2021 and 2020 were $0 and $1,460, respectively, and for each of the nine month periods ended September 30, 2021 and 2020 were $243 and $4,379, respectively.

As of September 30, 2021, the market value of the investment in Navios Acquisition was $19,947.

Navios Europe II

On February 18, 2015, Navios Holdings, Navios Acquisition and Navios Partners established Navios Europe II. From June 8, 2015 through December 31, 2015, Navios Europe II acquired 14 vessels for aggregate consideration consisting of: (i) cash (which was funded with the proceeds of a senior loan facility (the “Senior Loans II”) and loans aggregating to $14,000 from Navios Holdings, Navios Acquisition and Navios Partners (in each case, in proportion to their economic interests in Navios Europe II) (collectively, the “Navios Term Loans II”) and (ii) the assumption of a junior participating loan facility (the “Junior Loan II”). In addition to the Navios Term Loans II, Navios Holdings, Navios Acquisition and Navios Partners had agreed to make available to Navios Europe II revolving loans up to $43,500 to fund working capital requirements (collectively, the “Navios Revolving Loans II”). In March 2017, the amount of the Navios Revolving Loans II increased by $14,000. On April 21, 2020, Navios Europe II and the lenders agreed to fully release the liabilities under the Junior Loan II for $5,000. The structure was liquidated in June 2020.

On an ongoing basis, Navios Europe II was required to distribute cash flows (after payment of operating expenses, amounts due pursuant to the terms of the Senior Loans II) according to a defined waterfall calculation.

Navios Holdings had evaluated its investment in Navios Europe II under ASC 810 and concluded that Navios Europe II was a VIE and that it had not the party most closely associated with Navios Europe II and, accordingly, was not the primary beneficiary of Navios Europe II.

Navios Holdings had further evaluated its investment in the common stock of Navios Europe II under ASC 323 and had concluded that it had the ability to exercise significant influence over the operating and financial policies of Navios Europe II and, therefore, its investment in Navios Europe II had been accounted for under the equity method.

The initial amount provided for in Navios Europe II of $6,650, at the inception included the Company’s share of the basis difference between the fair value and the underlying book value of the assets of Navios Europe II, which amounted to $9,419. This difference had been amortized through “Equity in net earnings of affiliate companies” over the remaining life of Navios Europe II.

As of March 31, 2020, the Company considered the decline in fair value of its investment in Navios Europe II as OTTI and therefore recognized a loss of $6,650 in the accompanying consolidated statement of comprehensive income/(loss).

No income was recognized within the caption “Equity in net earnings of affiliate companies” for each of the three month periods ended September 30, 2021 and 2020.

Navios Containers

Following the sale of Navios Containers general partnership interest effected on August 30, 2019, Navios Holdings evaluated its investment in the common stock of Navios Containers under ASC 323 and concluded that it had the ability to exercise significant influence over the operating and financial policies of Navios Containers and, therefore, its investment in Navios Containers was accounted for under the equity method, through the NMCI Merger (as defined herein) on March 31, 2021.

As of December 31, 2020, the carrying amount of the investment in Navios Containers was $2,812.

As of March 31, 2021, Navios Holdings derecognized its investment in Navios Containers.

Total equity method loss of $0 and $(35), were recognized within the caption “Equity in net earnings of affiliate companies” for the three month periods ended September 30, 2021 and 2020, respectively.

Total equity method income of $596 and $71, were recognized within the caption “Equity in net earnings of affiliate companies” for the nine month periods ended September 30, 2021 and 2020, respectively.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

NMCI Merger: On January 4, 2021, Navios Containers and Navios Partners announced that they entered into a definitive merger agreement (the “NMCI Merger Agreement”). Under the terms of the NMCI Merger Agreement, Navios Partners acquired all of the publicly held common units of Navios Containers through the issuance of 8,133,452 newly issued common units of Navios Partners in exchange for the publicly held common units of Navios Containers at an exchange ratio of 0.39 units of Navios Partners for each Navios Containers common unit. The NMCI Merger was completed on March 31, 2021 and Navios Holdings had 12.6% ownership interest in Navios Partners at that date. As of the close of the market on March 31, 2021, Navios Containers’ common units were no longer listed for trading on NASDAQ.

Following the results of the significance tests performed by the Company, it was concluded that one affiliate company met the significance threshold requiring summarized financial information of all affiliate companies being presented.

Summarized financial information of the affiliate company is presented below:

Income Statement	Navios Partners
	Three Month September 30, 2021	Three Month September 30, 2020
Revenue	$227,957	$64,499
Time charter and voyage expenses	$(11,465)	$(3,609)
Direct vessel expenses	$(10,864)	$(2,736)
Vessel operating expenses	$(53,952)	$(24,289)
Net income	$162,054	$6,991

Income Statement	Navios Partners
	Nine Month September 30, 2021	Nine Month September 30, 2020
Revenue	$445,029	$157,538
Time charter and voyage expenses	$(19,829)	$(8,647)
Direct vessel expenses	$(18,007)	$(7,670)
Vessel operating expenses	$(118,685)	$(68,424)
Net income/ (loss)	$398,646	$(18,374)

Available-for-sale securities (“AFS Securities”)

During the year ended December 31, 2017, the Company received shares of Pan Ocean Co. Ltd (“STX”) as partial compensation for the claims filed under the Korean court for all unpaid amounts in respect of the employment of the Company’s vessels. The shares were recorded at fair value upon their issuance and subsequent changes in market value are recognized within interim condensed consolidated statement of comprehensive income/(loss).

The shares received from STX were accounted for under the guidance for AFS Securities. The Company has no other types of AFS Securities.

As of September 30, 2021 and December 31, 2020, the carrying amount of AFS Securities related to STX was $306 and $222, respectively and was recorded within the caption “Other long-term assets” in the interim condensed consolidated balance sheet.

For the three month periods ended September 30, 2021 and 2020, the unrealized holding losses related to these AFS Securities included within the caption “Other (expense)/income, net” were $(57) and $(12), respectively. For the nine month periods ended September 30, 2021 and 2020, the unrealized holding earnings related to these AFS Securities included within the caption “Other (expense)/income, net” were $84 and $48, respectively.

NOTE 15: LEASES

Time charter out contracts

The Company’s contract revenues from time chartering are governed by ASC 842. Upon adoption of ASC 842, the timing and recognition of earnings from the time charter contracts to which the Company is party did not change from previous practice.

Time charter-in and bareboat-in contracts

As of September 30, 2021, Navios Holdings had time charter-in and bareboat-in contracts whose remaining lease terms ranged from less than 0.1 years to 8.8 years. Certain operating leases have optional periods. Based on management estimates and market conditions, the lease term of these leases is being assessed at each balance sheet date. The Company will continue to recognize the lease payments for all operating leases as charter hire expense on the interim condensed consolidated statements of comprehensive income/(loss) on a straight-line basis over the lease term.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

Land lease agreements

As of September 30, 2021, Navios Logistics had land lease agreements whose remaining lease terms range from 44.4 years to 45.8 years.

Office lease agreements

As of September 30, 2021, Navios Logistics had office lease agreements whose remaining lease terms ranged from less than 0.7 years to 5.1 years.

The tables below present the components of the Company’s lease expense for the three and nine month periods ended September 30, 2021 and 2020:

	Drybulk Vessel Operations Three Month Period Ended September 30, 2021	Logistics Business Three Month Period Ended September 30, 2021	Total
Lease expense for charter-in contracts	$17,747	$1,591	$19,338
Lease expense for land lease agreements	—	145	145
Lease expense for office lease agreements	—	74	74

Total	$17,747	$1,810	$19,557

	Drybulk Vessel Operations Three Month Period Ended September 30, 2020	Logistics Business Three Month Period Ended September 30, 2020	Total
Lease expense for charter-in contracts	$21,117	$1,991	$23,108
Lease expense for land lease agreements	—	141	141
Lease expense for office lease agreements	—	137	137

Total	$21,117	$2,269	$23,386

	Drybulk Vessel Operations Nine Month Period Ended September 30, 2021	Logistics Business Nine Month Period Ended September 30, 2021	Total
Lease expense for charter-in contracts	$57,597	$4,759	$62,356
Lease expense for land lease agreements	—	427	427
Lease expense for office lease agreements	—	231	231

Total	$57,597	$5,417	$63,014

	Drybulk Vessel Operations Nine Month Period Ended September 30, 2020	Logistics Business Nine Month Period Ended September 30, 2020	Total
Lease expense for charter-in contracts	$70,888	$4,979	$75,867
Lease expense for land lease agreements	—	423	423
Lease expense for office lease agreements	—	440	440

Total	$70,888	$5,842	$76,730

Lease expenses for charter-in contracts are included in the interim condensed consolidated statement of comprehensive income/(loss) within the caption “Time charter, voyage and logistics business expenses”. Lease expenses for land lease agreements and office lease agreements are included in the interim condensed consolidated statement of comprehensive income/(loss) within the captions “Time charter, voyage and logistics business expenses” and “General and administrative expenses”, respectively.

In 2020, Navios Holdings took delivery of the Navios Felicity I, the Navios Galaxy II and the Navios Magellan II under bareboat charters.

The Company entered into new lease liabilities amounting to $43,516 during the nine month period ended September 30, 2020. The Company did not enter into new lease liabilities during the nine month period ended September 30, 2021.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

During the three and nine month periods ended September 30, 2021, the Company acquired a previously charter-in vessel, for which the Company wrote-off an amount of $3,953 through the accompanying interim condensed consolidated statement of comprehensive income/(loss) and was recognized within the caption “Impairment loss/ loss on sale of vessels, net”.

The table below provides the total amount of lease payments on an undiscounted basis on our charter-in contracts and office lease agreements as of September 30, 2021:

	Charter-in vessels in operation	Land leases	Office space
September 30, 2022	$69,381	$556	$507
September 30, 2023	57,230	556	419
September 30, 2024	43,398	556	246
September 30, 2025	22,755	556	60
September 30, 2026	17,411	556	60
September 30, 2027 and thereafter	33,315	22,028	8

Total	$243,490	$24,808	$1,300

Operating lease liabilities, including current portion	$201,475	$8,027	$1,139

Discount based on incremental borrowing rate	$42,015	$16,781	$161

As of September 30, 2021, the weighted average remaining lease terms on our charter-in contracts, office lease agreements and land leases are 4.8 years, 3.0 years and 44.6 years, respectively.

NOTE 16: SUBSEQUENT EVENTS

On October 1, 2021, the Company issued a notice of redemption with respect to an aggregate principal amount of $10,000 of its 2022 Senior Secured Notes. Please see also Note 6.

On October 15, 2021, Navios Partners completed the NNA Merger. Please also see Note 14.

In December 2021, Navios Holdings entered into an amended and restated loan agreement to the existing loan with NSM dated August 29, 2019 whereby NSM made available to the Company a secured term loan of up to $127,632 (the “NSM Loan I”), in two tranches: (i) the first tranche of $48,573 represents borrowings already made available and (ii) the second tranche of $79,059 represents new borrowings to be made available in exchange of the release by NSM of certain existing collateral. The NSM Loan I is repayable in quarterly installments of $5,000 with the first installment falling due in the third quarter of 2023. The NSM Loan I has a four-year term and bears interest at a rate of (i) 18% per annum until the 2022 Senior Secured Notes are repaid and 16.5% per annum thereafter, when paid in the form of Convertible Debenture for the first 18 months (“PIK Interest”) and (ii) 13.5% per annum when paid in the form of cash. The NSM Loan I will be paid in PIK Interest for the first 18 months, due also in optional prepayment during that period and thereafter in either cash or PIK Interest at the election of the Borrower.

In December 2021, Navios Holdings entered into an amended and restated loan agreement to the existing $115.0 million NSM loan dated June 29, 2021 whereby NSM made available to the Company a secured term loan of up to $135,000 (the “NSM Loan II”) in two tranches (i) the first tranche of $64,059 represents outstanding borrowings already made available and (ii) the second tranche of $70,941 represents new borrowings to be made available, in exchange of the release by NSM of certain existing collateral. The NSM Loan II is repayable in quarterly installments of $5,000 with the first installment falling due in the third quarter of 2023. The NSM Loan II has a four year term and bears interest at a rate of (i) 18% per annum until the 2022 Senior Secured Notes are repaid and 16.5% per annum thereafter, when paid in PIK Interest and (ii) 13.5% per annum when paid in the form of cash. The NSM Loan II will be paid in PIK Interest for the first 18 months, due also in optional prepayment during that period and thereafter in either cash or PIK Interest at the election of the Borrower.

NSM will receive an upfront fee in respect of the NSM Loan I and the NSM Loan II of $24,000 in the form of a Convertible Debenture. The agreements also provide for prepayment premiums ranging from 5%-10% during the first 36 months of the term which is payable in the form of Convertible Debenture.

In December 2021, Navios Holdings entered into a convertible debenture with NSM covering certain payments under the NSM Loan I and II including the upfront fee of $24,000, the accrued interest, and the prepayment fees (“Convertible Debenture”). The lender has the option to convert any portion of the outstanding balance under the Convertible Debenture into shares of common stock of Navios Holdings under an agreed mechanism. The Convertible Debenture has a term of five years and bears interest of 4% PIK payable at maturity, if not earlier converted.

In connection with the refinancing of the 2022 Notes, in December 2021, Navios Holdings entered into a loan agreement with Hamburg Commercial Bank AG (“HCOB”) for an amount of up to $105,000, for the financing of seven drybulk vessels. The loan bears interest at a rate of LIBOR plus margin ranging from 3.25% per annum to 4.50% per annum. The loan is repayable in eight quarterly installments of $4,500, beginning three months from the date of the initial drawdown, with a final balloon payment of $69,000 on the last repayment date.

NAVIOS MARITIME HOLDINGS INC.

UNAUDITED CONDENSED NOTES TO THE

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(Expressed in thousands of U.S. dollars — except share data)

In connection with the refinancing of the 2022 Notes, in December 2021, Navios Holdings entered into a loan agreement with Credit Agricole CIB (“CACIB”) and BNP Paribas (“BNPP”) for an amount of up to $105,000, for the financing of seven drybulk vessels. The loan bears interest at a rate of LIBOR plus margin ranging from 2.85% per annum to 3.75% per annum. The loan is repayable in four quarterly installments of $6,500, beginning three months from the date of the initial drawdown, followed by eight consecutive quarterly installments of $4,750 with a final balloon payment of $41,000 on the last repayment date.

In December 2021, Navios Holdings entered into four sale and leaseback agreements of $77,000 in total, with unrelated third parties, in order to finance four dry bulk vessels. The agreements have an average term of seven years and a weighted average effective interest rate of 5.3%, with a repurchase obligation when declared, of up to $12,900 in total.

These facilities and sale and leaseback agreements are expected to close by the first half of January 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME HOLDINGS INC.

By:	/s/ Angeliki Frangou
Angeliki Frangou
Chief Executive Officer

Date: December 14, 2021